SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: March 23, 2015	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities are at year end, as follows:

Assets	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Current assets	3,140,715	2,808,321
Non-current assets	11,606,739	11,685,074

Total assets	14,747,454	14,493,395

Liabilities	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Current liabilities	1,547,086	1,682,016
Non-current liabilities	6,385,632	5,766,839
Non-parent participation	47,606	52,242
Net equity attributable to parent company	6,767,130	6,992,298

Total net equity and liabilities	14,747,454	14,493,395

As of December 31, 2014, total assets increased US$254 million compared to December 31, 2013, equivalent to 1.75% of variation. This deviation is mainly attributable to an increase in the balance of cash and cash equivalents, trade receivables and accounts receivable from related parties.

Moreover, current liabilities increased US$484 million mainly attributable to an increase in financial liabilities and deferred tax liabilities.

The main financial and operating indicators contributing to the balance are as follows:

Liquidity ratios	12-31-2014	12-31-2013
Current Liquidity (current assets / current liabilities)	2.03	1.67
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.25	0.98

Debt indicators	12-31-2014	12-31-2013
Debt to equity ratio (total liabilities / equity)	1.16	1.06
Short-term debt to total debt (current liabilities / total liabilities)	0.19	0.23
Long-term debt to total debt (non-current liabilities / total liabilities)	0.81	0.77

	12-31-2014	12-31-2013
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	3.41	3.36

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Activity ratio	12-31-2014	12-31-2013
Inventory turnover-time (cost of sales / inventories + current biological assets)	3.10	3.17
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	4.07	4.13
Inventory permanence-days ((inventories + biological assets) /cost of sales)	116.19	113.47
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	88.38	87.18

As of December 31, 2014, the short-term debt represented 20% of total liabilities (23% as of December 31, 2013).

The ratio of financial expenses covered represents an increase of 3.36 to 3.41. This increase is mainly attributable to a higher proportional result before tax for the 2014 period, compared to the same period of 2013.

b)	Statements of income

Profit before Income Tax

Profit before Income Tax registered a profit of US$593 million compared to a profit of US$549 million in the same period of the previous year, equivalent to a positive variation of US$44 million. The effect is explained by the factors described in the following table:

Item	Million U.S.$
Gross margin	86
Distribution and Administrative Expenses	(25)
Other income/ expenses by function	(17)

Net change in income before income tax	44

Gross Margin represents a profit of U.S.$1,675 million, U.S.$86 million higher compared to the previous period (U.S.$1,588 million as of December 31, 2013) mainly caused by an increase in sales prices and in sales volumes pulp.

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	12-31-2014 ThU.S$	31-12-2013 ThU.S$
Pulp	2,334,338	2,180,756
Sawn timber	962,158	829,924
Panels	1,850,861	1,940,860
Forestry	148,473	160,490
Other	32,835	33,470

Total revenues	5,328,665	5,145,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Sales costs	12-31-2014 ThU.S$	12-31-2013 ThU.S$
Wood	808,991	869,036
Forestry work	655,257	631,749
Depreciation and amortization	323,306	271,708
Other costs	1,866,592	1,784,717

Total sales costs	3,654,146	3,557,210

Profitability index	12-31-2014	12-31-2013
Profitability on equity	6.30	5.98
Profitability on assets	2.99	2.91
Return on operating assets	4.25	3.90

Profitability ratios	12-31-2014	31-12-2013
Income per share (U.S.$) (1)	3.82	3.41
Income after tax (ThU.S.$) (2)	436,890	418,577
Gross margin (ThU.S.$)	1,674,519	1,588,290
Financial costs (ThU.S.$)	(246,473)	(232,843)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

EBITDA	12-31-2014 MU.S.$	12-31-2013 MU.S.$
Gain (loss)	436.9	418.6
Finance cost	246.5	232.8
Financial Income	(30.8)	(19.1)
Expenses for income tax	115.9	130.4
EBIT	808.5	762.7
Depreciation and amortization, others*	384.9	317.6
EBITDA	1,193.5	1,080.4
Cost at fair value of the harvest	353.3	320.9
Gain from changes in fair value of biological assets	(284.5)	(269.7)
Exchange difference	10.0	11.8
Adjusted EBITDA	1,272.2	1,143.4

*	2014: Forest loss provision MU.S.$33.3;2013: Forest roads amortization MU.S.$19.0

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits with banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco is regulated by its liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing to credit corresponds mainly with banks and financial institutions around the world.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

Market trends seen during the third quarter began to change during the fourth quarter, with less demand for long fiber and a more balanced market in short fiber –despite the extra supply that came with the start up the Montes del Plata mill in Uruguay. This situation is in line with changes in inventory levels worldwide. In long fiber, there was a four day increase over the previous quarter and a four day increase compared to one year ago, standing at 31 days. In short fiber, inventory levels stood at 36 days, a drop by two days with respect to the third quarter and two days compared to December 2013. Supply and demand balance in short fiber is explained by mill shutdowns in Europe and North America. The aggregate capacity of these mills was partially offset by that of new mills such as Montes del Plata. Furthermore, the price differential we have seen for several months between long fiber and short fiber has continuously triggered substitution of long fiber with short fiber at levels that will vary depending on the type of paper produced and the technology used. Another factor that may be affecting demand for short fiber is substitution of recycled fiber. In mature markets there is less supply of recycled fiber or substitution has reached maximum levels. In part this happens because certain electronic devices replace the use of printing and writing paper, which are in general the main source of high quality recycled fiber. Recycled paper prices have reached levels that are inconvenient, and are substituted by virgin fibers, especially short fiber, for example in tissue paper.

In Asia, short fiber prices grew by approximately 5% and bleached long fiber prices dropped by 3.5%. This situation stretched the price differential down to nearly US$100 from a peak of US$150-160. In the Asian markets the increased supply of long fiber from Russian producers is what most affected prices. This is the only market where Russian producers are competitive, especially in China where almost all of its long fiber is sold. Ilim is Russia’s most important producer, and is under substantial pressure to sell its production from its new line which has been operational for over a year.

In Europe, we saw the same trend but smoother in both fiber grades. Short fiber prices increased by approximately 2.7% and long fiber prices dropped roughly 2.5%. The main driver of this trend is the shift of short fiber volume to other more profitable markets, in particular, Asia and North America, in the case of Brazilian producers. In long fiber it is the opposite situation: Asian markets are less profitable hence European long fiber producers export less. European paper producers continue with very low margins or no margin at all, which makes it difficult to raise prices.

In the Middle East, short fiber prices increased and the market began to show more activity in order to accumulate inventory at low price levels. This brings a positive effect on prices but does not necessarily add more effective shipping volumes given that producers’ inventory levels seem to be low. The North American market was very active in short fiber imports, especially because of high demand in the tissue paper market. The rest of America was stable, with good demand, but with increasingly more import options from different origins which is reflected by more competitive prices.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

During this quarter production was normal and there were only programmed maintenance stoppages in our Valdivia and Constitucion mills. Our Montes del Plata mill in Uruguay is reaching designed capacity levels with production rates near 90%.

Sawn Timber Division

Markets where Arauco participates with solid Wood products had a positive behavior during year 2014, with a healthy demand that permitted us to improve the sales mix and prices, as compared to year 2013. Asian markets, in particular, Japan, South Korea and China, followed this positive behavior. During the fourth quarter there were some small adjustments given higher inventory levels in New Zealand logs particularly in China, however, demand kept strong.

With respect to the North American market, despite the Housing Starts index (a relevant index in our industry) did not show a significant improvement compared to year 2013, our solid wood moldings business grew both in volume and prices, giving evidence of a stable market environment.

The Middle East was another market that had a positive quarter, maintaining good sales volume levels during the year with small price increases.

Finally, Chile and the rest of Latin America had good demand, which allowed an increase in market share and allowed us to achieve sales mix targets.

Panels Division

During 2014 our plywood business had an increase in sales. Our Nueva Aldea plywood mill increased its production volume, and despite the entrance of new capacity such as Nueva Aldea among other mills, there was a stable price scenario in all of our export markets, particularly in the United States, Mexico and Oceania.

Also, we had good sales levels in particleboard from our Teno mill, which reached its design production capacity. We achieved an increase in sales of value-added products in Chile and in the rest of Latin America. Overall in 2014 we had strong demand for particleboard and melamine products in Arauco North America.

The main reason for the drop in sales of Panels for year 2014 was weak sales of MDF in all markets during the first half of the year. This drop was stronger in the Brazilian market, where we had to decrease production and prices on average were lower. But during the second half of the year the Brazilian market improved. In order to mitigate an oversupply in the North American market, we had to adjust production. Exports from Argentina decreased mainly because of more competition.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	985,175	897,720
Cash flow from financing activities:
Loan and bond payments	135,006	(134,765)
Dividend payments	(141,089)	(140,054)
Others	(1,802)	(2,487)

Cash flow from investment activities:
Loans to related companies	(158,797)	—

Incorporation and sale of property, plant and equipment	(396,304)	(528,749)
Incorporation and sale of biological assets	(101,881)	(184,252)
Dividends received	12,073	18,562
Others	(10,249)	6,819

Positive Net cash flow (negative)	322,132	202,324

The financing cash flow has a negative balance of U.S.$7,885 million in the current period, with lower variations from the previous period (negative balance U.S. $7,776)

In relation to the flow of investment at the end of the current period, there was a lower negative balance of U.S.$655,158 million (U.S.$687,620 million in 2013), mainly due to lower disbursements from the acquisition of properties, plant, equipment and biological assets in 2014, offset by loans from related companies.

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2014, a ratio of fixed rate debt to total consolidated debt of approximately 83.6%, which it believes is consistent with industry standards. The Company does not engage in futures against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains what it believes is one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Consolidated Financial Statements December 31, 2014, Note 23, a detailed analysis of the risks associated with the business of Arauco is available.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	971,152	667,212
Other current financial assets	23	7,633	3,089
Other current non-financial assets	25	177,728	188,964

Trade and other current receivables	23	731,908	711,678

Accounts receivable from related companies	13	4,705	8,243
Current Inventories	4	893,573	900,590
Current biological assets	20	307,551	256,957

Current tax assets		38,477	61,174

Total Current Assets other than assets or disposal groups classified as held for sale		3,132,727	2,797,907

Non-Current Assets or disposal groups classified as held for sale	22	7,988	10,414

Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		7,988	10,414

Total Current Assets		3,140,715	2,808,321
Non-Current Assets	23

Other non-current financial assets	25	5,024	48,778

Other non-current non-financial assets	23	101,094	125,052

Trade and other non-current receivables		31,001	40,729

Related party receivables, non-current	13	151,519	0

Investments accounted for using equity method	15-16	326,045	349,412

Intangible assets other than goodwill	19	93,258	99,651

Goodwill	17	82,573	88,141

Property, plant and equipment	7	7,119,583	7,137,467

Non-current biological assets	20	3,538,802	3,635,246

Deferred tax assets		157,840	160,598

Total non-Current Assets		11,606,739	11,685,074

Total Assets		14,747,454	14,493,395

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	742,343	893,605
Trade and other current payables	23	630,406	630,980
Accounts payable to related companies	13	6,036	14,406
Other current provisions	18	2,535	9,696
Current tax liabilities		25,860	4,472
Current provisions for employee benefits	10	3,590	3,814
Other current non-financial liabilities	25	136,316	125,043

Total current liabilities other than assets included in disposal groups classified as held for sale		1,547,086	1,682,016

Total Current Liabilities		1,547,086	1,682,016
Non-Current Liabilities
Other non-current financial liabilities	23	4,453,819	4,156,992
Non-current Payables		0	361
Other non-current provisions	18	64,529	24,167
Deferred tax liabilities	6	1,756,706	1,462,295
Non-current provisions for employee benefits	10	48,582	42,170
Other non-current non-financial liabilities	25	61,996	80,854
Total non - current liabilities		6,385,632	5,766,839
Total liabilities		7,932,718	7,448,855
Equity
Issued capital		353,618	353,618
Retained earnings		6,984,564	7,004,640
Other reserves		(571,052)	(365,960)

Equity attributable to parent company		6,767,130	6,992,298

Non-controlling interests		47,606	52,242
Total equity		6,814,736	7,044,540

Total equity and liabilities		14,747,454	14,493,395

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

	Note	January-December
		2014 ThU.S.$	2013 ThU.S.$
Income Statement

Revenue	9	5,328,665	5,145,500
Cost of sales	3	(3,654,146)	(3,557,210)
Gross profit		1,674,519	1,588,290
Other income	3	368,924	385,055
Distribution costs	3	(542,859)	(523,587)
Administrative expenses	3	(550,809)	(544,694)
Other expense	3	(138,769)	(136,812)
Profit (loss) from operating activities		811,006	768,252
Finance income	3	30,772	19,062
Finance costs	3	(246,473)	(232,843)

Share of profit (loss) of associates and joint ventures accounted for using equity method	15	7,481	6,260

Exchange rate differences		(9,961)	(11,797)

Income before income tax		592,825	548,934
Income Tax	6	(155,935)	(130,357)

Net Income		436,890	418,577

Net income attributable to

Net income attributable to parent company		431,958	385,657

Income attributable to non-controlling interests		4,932	32,920

Profit (loss)		436,890	418,577

Basic earnings per share
Earnings per share from continuing operations		0.0038172	0.0034081

Basic earnings per share		0.0038172	0.0034081

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0038172	0.0034081

Basic earnings per diluted share		0.0038172	0.0034081

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-December
	Note	2014 ThU.S.$	2013 ThU.S.$

Profit (loss)		436,890	418,577

Components of other comprehensive income that will not be reclassified to profit or loss before tax:

Other comprehensive income before tax actuarial gains losses on defined Benefit plans	10	(12,829)	(4,143)

Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		(4,781)	2,222

Other Comprehensive Income that will not be reclassified to profit or loss before tax		(17,610)	(1,921)

Components of other comprehensive income that will be reclassified to profit or loss before tax:

Exchange differences on translation

Gains (losses) on exchange differences on translation, before tax	11	(163,844)	(174,985)

Other Comprehensive Income before tax exchange differences on translation		(163,844)	(174,985)

Cash flow hedges

Gains (losses) on cash flow hedges, before tax	23	(55,803)	22,318
Reclassification adjustments on cash flow hedges before tax	23	13,524	7,591

Other Comprehensive Income before tax Cash flow hedges		(42,279)	29,909

Other Comprehensive income that will be reclassified to profit or loss before tax		(206,123)	(145,076)

Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax

Income tax relating to defined benefit plans of other comprehensive income		3,404	829

Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax

Income tax relating to cash flow hedges of other comprehensive income	6	10,764	(5,400)

Income tax relating to components of other comprehensive income that will be reclassified to profit or loss abstract		10,764	(5,400)

Other comprehensive income		(209,565)	(151,568)

Comprehensive income		227,325	267,009

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Comprehensive Income attributable to

Comprehensive income, attributable to owners of parent company	226,866	239,346

Comprehensive income, attributable to non-controlling interests	459	27,663

Total comprehensive income	227,325	267,009

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2014	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non- controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2014	353,618	(339,105)	(21,507)	(6,384)	1,036	(365,960)	7,004,640	6,992,298	52,242	7,044,540
Changes in Equity:

Comprehensive income

Net income							431,958	431,958	4,932	436,890
Other comprehensive income, net of tax		(159,390)	(31,515)	(9,406)	(4,781)	(205,092)		(205,092)	(4,473)	(209,565)
Comprehensive income	0	(159,390)	(31,515)	(9,406)	(4,781)	(205,092)	431,958	226,866	459	227,325
Dividends							(159,879)	(159,879)	(4,533)	(164,412)

Increase (decrease) through for transfers and other changes in equity							(292,155)	(292,155)	(562)	(292,717)

Changes in equity	0	(159,390)	(31,515)	(9,406)	(4,781)	(205,092)	(20,076)	(225,168)	(4,636)	(229,804)

Closing balance at 12/31/2014	353,618	(498,495)	(53,022)	(15,790)	(3,745)	(571,052)	6,984,564	6,767,130	47,606	6,814,736

12-31-2013	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2013	353,176	(169,377)	(46,016)	(3,070)	(1,186)	(219,649)	6,757,795	6,891,322	74,437	6,965,759
Changes in Equity:
Comprehensive income
Net income							385,657	385,657	32,920	418,577
Other comprehensive income, net of tax		(169,728)	24,509	(3,314)	2,222	(146,311)		(146,311)	(5,257)	(151,568)

Comprehensive income	0	(169,728)	24,509	(3,314)	2,222	(146,311)	385,657	239,346	27,663	267,009
Issue of equity	442							442	(442)	0
Dividends							(138,812)	(138,812)	(29,760)	(168,572)

Increase (decrease) for transfer and other changes								0	(17,392)	(17,392)

Increase (decrease) through changes in ownership interest in subsidiaries that do not result in loss of control								0	(2,264)	(2,264)

Changes in equity	442	(169,728)	24,509	(3,314)	2,222	(146,311)	246,845	100,976	(22,195)	78,781

Closing balance at 12/31/2013	353,618	(339,105)	(21,507)	(6,384)	1,036	(365,960)	7,004,640	6,992,298	52,242	7,044,540

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	5,629,175	5,609,104

Receipts from premiums and claims, annuities and other policy benefits	5,100	29,840

Other cash receipts from operating activities	359,539	408,257

Classes of cash payments

Payments to suppliers for goods and services	(4,190,295)	(4,117,942)

Payments to and on behalf of employees	(499,370)	(573,538)

Other cash payments from operating activities	(122,027)	(196,775)

Interest paid	(204,915)	(223,571)

Interest received	46,658	18,451

Income taxes refund (paid)	(37,285)	(55,272)

Other (outflows) inflows of cash, net	(1,405)	(834)

Net Cash flows from Operating Activities	985,175	897,720

Cash flows (used in) investing activities

Capital contributions to joint ventures	(1,882)	0

Loans to related parties	(158,797)	0

Proceeds from sale of property, plant and equipment	63,492	116,639

Purchase of property, plant and equipment	(459,796)	(645,388)

Purchase of intangible assets	(10,101)	(5,889)

Proceeds from sale of other long-term assets	40,257	28,992

Purchase of biological assets	(142,138)	(213,244)

Cash receipts from repayment of advances and loans made to other parties classified as investing activities	0	5,000

Dividends received	12,073	18,562

Other outflows of cash, net	1,734	7,708

Cash flows used in Investing Activities	(655,158)	(687,620)

Cash flows from (used in) Financing Activities

Total loans obtained	1,035,601	1,351,682

Loans obtained in long term	829,348	394,464

Proceeds from short-term borrowings	206,253	957,218

Repayments of borrowings	(900,595)	(1,216,917)

Dividends paid by subsidiaries or special purpose companies	(141,089)	(140,054)

Other inflows of cash, net	(1,802)	(2,487)

Cash flows from (used in) Financing Activities	(7,885)	(7,776)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	322,132	202,324

Effect of exchange rate changes on cash and cash equivalents	(18,192)	(23,610)

Net increase (decrease) of Cash and Cash equivalents	303,940	178,714

Cash and cash equivalents, at the beginning of the period	667,212	488,498

Cash and cash equivalents, at the end of the period	971,152	667,212

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31 2014 AND 2013

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. and subsidiaries, (here after “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Registry as No. 030. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission of the United States of America.

The Company’s head office address is El Golf Avenue 150, floor 14 th, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and timber products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to the oversight of the Superintendency.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco as of December 31, 2014 are:

•	Consolidated Statements of Financial Position as of December 31, 2014 and 2013.

•	Consolidated Statements of Income for the periods ended December 31, 2014 and 2013.

•	Consolidated Statements of Comprehensive Income for the periods ended December 31, 2014 and 2013.

•	Consolidated Statements of Changes in Equity for the periods ended December 31, 2014 and 2013.

•	Consolidated Statements of Cash Flows for the periods ended December 31, 2014 and 2013.

•	Notes to the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Date of Approval of Financial Statements

These consolidated financial statements were authorized and approved for issuance by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 521 held on March 5, 2015, for the period ended at December 31, 2014.

Initials used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization

ICMS – Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries has determined the United States (“U.S.”) Dollar as its functional currency since majority of its revenues from sales of its products are from exports denominated in U.S. Dollars, while its costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp operating segment, most of the sales are exports denominated in U.S. Dollars, and the costs are related mainly to plantation costs which are settled in U.S. Dollars.

For the sawmill, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

In relation to cost of sales, although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. Dollar.

Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

In these consolidated financial statements all relevant information required by IFRS has been presented.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. were consolidated into the financial statements of Arauco up to September 2013, due to the fact that up until that date these entities were in essence controlled by Arauco and they kept exclusive contracts with Arauco for timber supply, forward purchases of land and forest management.

Compliance and adoption of IFRS

The accompanying consolidated financial statements of Arauco present in all material respects its financial position, its results of operations and its cash flows in accordance with IFRS as issued by the IASB, except as instructed in the Official Circular Letter No 856 of the superintendency of securities and insurance which provides in an exceptional form of accounting of changes in assets and liabilities for deferred tax caused by Law No. 20,780, published in the Official Journal on September 29, 2014 (See Note 6).

The Consolidated Financial Statements as of December 31, 2013 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses and considering the regulations of the Superintendency of Securities and Insurance which take precedence over the former.

Summary of significant accounting policies

a)	Basis for presentation of financial statements

The consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies. Generally, historical cost is based on the fair value of the consideration given in exchange for goods and services.

b)	Critical accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

•	Property, Plant and Equipment

In an asset acquisition, management values the acquired property, plant and equipment and their useful lives in consultation with third party experts.

The carrying amounts of property, plant and equipment are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use, with an impairment loss recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

•	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using internal valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each reporting date.

Detailed financial information about the fair value of financial instruments and sensitivity analysis are presented in Note 23.

•	Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

•	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. Arauco estimates the value either based on appraisals and/or the future cash flows expected to arise from the cash-generating unit and suitable discount rate in order to calculate present value.

•	Employee benefits

The cost of defined employee benefits for termination of employment, as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, staff turnover, future salary increases and mortality rates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

•	Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future effects on Arauco’s financial condition resulting from such litigation are estimated by management, in collaboration with its legal advisors. Arauco recognizes provisions on each statement of financial position date and/or upon each substantial modification to an underlying claim of any such litigation. For a description of current litigations see Note 18.

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities, which is presumed to exist when Arauco holds more than one half of the voting rights of an entity so as to obtain benefits from its activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure, or rights, to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

IFRS sets out requirements on how to apply the control principle:

(a) in circumstances when voting rights or similar rights give an investor power, including situations where the investor holds less than a majority of voting rights and in circumstances involving potential voting rights.

(b) in circumstances when an investee is designed so that voting rights are not the dominant factor in deciding who controls the investee, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

(c) in circumstances involving agency relationships.

(d) in circumstances when the investor has control over specified assets of an investee.

IFRS requires an investor to reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

When preparing consolidated financial statements, an entity must use uniform accounting policies for reporting like transactions and other events in similar circumstances. Intragroup balances and transactions must be eliminated. Non-controlling interests in subsidiaries must be presented in the consolidated statement of financial position within equity, separately from the equity attributable to owners of the parent company.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

If a subsidiary uses accounting policies different than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made in the financial statements of subsidiaries to prepare consolidated financial statements to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from consolidated financial statements and non-controlling interests is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d)	Segments

Arauco has defined its operating segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Refer to Note 24 for detailed financial information by operating segment.

e)	Functional currency

(i) Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, the assets and liabilities of Arauco’s operations in functional currency different from Arauco´s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in Others reserves within-equity.

(iii) Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statement of income, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Financial assets measured at fair value through profit or loss are financial assets held for trading, or those designated as FVTPL. A financial asset is classified in this category if it is acquired principally for the purpose of selling it in the short term.

Derivatives are also classified as held for trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and the obligation for these instruments is presented under other financial liabilities within the statement of financial position.

Regular purchases and sales of financial assets are recognized on the trade date, which is the date on which Arauco commits itself to purchase or sell the asset.

The financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. They are subsequently measured at fair value with any gains or losses from changes in fair value recognized in profit or loss.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Interest Rate and Currency Swaps: Swaps are measured using the discounted cash flow method at a discount rate consistent with the risk of the operation.

Foreign Exchange and Interest Rate Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value at each reporting date. Forwards are recognized as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of foreign exchange forward contracts is calculated by reference to current forward exchange rates for contracts with similar maturities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The fair value of interest rate forward contracts is calculated by reference to the difference of the existing interest rates between the interest rate contractually agreed and the market interest rate at the end of each reporting period.

Mutual Funds: They are highly liquid instruments that are sold in the short term and are carried at their net asset value at the end of each period.

(ii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the intent and ability to hold to maturity. They are initially recorded at fair value and after initial recognition, held-to- maturity investments are measured at amortized cost using the effective interest method less any impairment

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method, less any impairment.

Repurchase Agreements: These are recognized at their initial investment cost plus accrued interest at the end of each reporting period. These contracts have maturities of less than 30 days.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’ and are initially recorded at fair value.

(i) Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as at FVTPL.

A financial liability is classified as held for trading if:

•	it has been incurred principally for the purpose of repurchasing it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the Finance income or Finance costs line item in the consolidated statements of income.

(ii) Other financial liabilities

Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Financial obligations are classified as current liabilities, unless Arauco holds an unconditional right to defer their liquidation during at least 12 months after the balance sheet’s date.

The estimation of the reasonable value of the obligations with banks is determined by valuation techniques, using cash flows discounted applying rates in accordance to the risk of bank loans of a similar nature, while bonds are appraised at their market value.

h)	Derivative financial instruments

(i) Financial Derivatives - The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. The group’s policy is that all derivative contracts are hedging contracts.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated and effective as a hedging instrument under IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Group designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

•	Fair Value Hedges under IAS 39- Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged Item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

•	Cash flow hedges under IAS 39 - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated In equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The cost of finished goods and works in process includes the cost of raw materials, direct labor, other direct costs and general overhead expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and groups subject to expropriation (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the closing date of the statement of financial position are the subject of active sale efforts and for which the completion is estimated to be highly probable.

These assets or groups subject to expropriation are valued at the lower of the carrying amount or the estimated retail value less the costs to carry out the sale, and are no longer amortized from the time they are classified as non-current assets held for sale.

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquire or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 2 at the acquisition date (see note 3.16.2); and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquire are allocated to those units or groups of units.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains or losses are recognized in the income statement.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of change in participation of the profit or loss in the statement of income.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Business combinations that are common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carries over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income (exchange rate differences on translation to the presentation currency) of the associate or joint venture. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill.

The investments in joint operations recognize the assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

m)	Intangible assets

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill generated in the acquisition of an entity is measured as the excess of the sum of the consideration paid, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized but is tested for impairment on annual basis.

The goodwill generated on acquisitions of foreign companies, is controlled in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these financial statements, the only change in the carrying amount of goodwill in Brazil is related to the net exchange rate differences on translation.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost includes expenditures that are directly attributable to the acquisition of the assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (see Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p) Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

q) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The measurement of new forestry plantations made during the current year, is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item Other income in the consolidated statement of income.

The Company holds fire insurance policies for its forestry plantations which, together with company resources and efficient protection measures for these plantation assets allow financial and operational risks to be minimized.

r) Income tax expense and deferred income tax assets and liabilities.

The tax liabilities are recognized in the financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and that are expected to apply when the related deferred tax asset is realized or the deferred income tax liability is settled.

The goodwill arising on business combinations does not give rise to deferred tax.

Deferred taxes are registered according to rules established in IAS12 “Income Taxes”, except for the application in the Official Circular Letter No. 856 issued on October 17, 2014 by the Superintendency of Securities and Insurance, which established that the differences in liabilities and assets for deferred taxes occurring as a direct effect of the increase in the first category tax introduced by law 20,780, should be accounted for in the respective year against equity. (See Note 2).

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s) Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

t) Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco has no right to dispose of the assets, nor effective control of those good.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

(ii)	Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be reliably estimated, revenue is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Interconectado Central (Central Interconnected System). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC – SIC) (Economic Load Dispatch Center of the Central Interconnected System) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the CDEC-SIC.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

u) Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the Company’s Board of Directors and the shareholders.

Dividends payable are presented in the line item “Other current non financial liabilities” in the consolidated statement of financial position.

Dividends paid are not deductible for income tax purposes.

v) Earning per share

Basic earnings per share are calculated by dividing the net income for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists.

Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w) Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other assets with finite useful lives are measured whenever there is any indication that the assets have suffered an impairment loss. Among the indications to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

For this evaluation, assets are grouped at the lowest level of group of assets that generates cash flows independently.

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs of disposal and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Except for goodwill, a previously recognized impairment loss is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Impairment losses are reversed so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. An impairment loss recognized for goodwill is not reversed in subsequent periods.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had suffered an impairment loss, are reviewed at the end of each reporting period whether there is any indication that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an evaluation is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of income.

The allowance for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. An allowance is made when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

x) Employee Benefits

Arauco has severance payment obligations arising from voluntary termination of employment. These are paid to certain employees that have been employed by the Company for more than five years in accordance with conditions established within collective or individual employment contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. These obligations are considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance payments obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are treated as post-employment benefits.

y) Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other payables” in the consolidated statement of financial position.

z) Recent accounting pronouncements

The following new standards and interpretations have been adopted in these financial statements:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IAS 32	Financial Instruments Presentation - Clarification of requirements for netting of financial assets and liabilities.	January 1, 2014

IFRS 10, IFRS 12, IAS 27	Investment Entities provides an exemption for the consolidation of subsidiaries under IFRS 10 under the definition of “investment companies”.	January 1, 2014

IAS 36	Impairment of Assets, Modification disclosures requirements	January 1, 2014

IAS 39	Financial Instruments: Recognition and Measurement-Novation of derivatives and continuation hedge accounting	January 1, 2014

IAS 19	Employee Benefits Clarifies the requirements related to the way in which contributions from employees or others which are linked to the service must be attributed to periods of service.	July 31, 2014

Annual improvements 2010-2012-Amendments to IFRS 7	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 38, IAS 24	July 31, 2014

Annual Improvement 2011-2013 –Amendments to IFRS 4	IFRS 1, IFRS 3, IFRS 13, IAS 40	July 31, 2014

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

New interpretations	Contents	Mandatory application for annual periods beginning on or after

IFRIC 21

Levies

Guides about when to recognize a liability for a government imposed levy whether for those recorded in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and for those liens whose existence and amount is certain.

January 1, 2014

The application of these standards has not had a significant impact on the amounts reported in these financial statements, however, it may affect the accounting for future transactions or arrangements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

At the date of issuance of these consolidated interim financial statements, the following accounting pronouncements have been issued by the IASB:

Standards and interpretations	Contents	Mandatory application for annual periods beginning on or after

IFRS 9

Financial Instruments

Amendment to the classification and measurement of financial assets

In November 2010 it was also amended to include treatment and classification of liabilities. Early adoption is permitted.

January 1, 2018

IFRS 14	Deferral of Regulatory accounts. Applies to entities adopting IFRS for the first time which are involved in activities with regulated rates.	January 1, 2016

IFRS 15	Income from contracts with customers. provide unique model based on principles that apply in all contracts with customers.	January 1, 2017

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IFRS 11-Amendments	Accounting of acquisitions for shares in joint ventures Require to the acquirer the application of business combinations and related disclosures.	January 1, 2016

IAS 16 and IAS 38 – Amendments	Clarification of acceptable methods of depreciation and amortization. Additional guidance on how to calculate the depreciation and amortization of property, plant and equipment and intangible assets.	January 1, 2016

IAS 16 and IAS 41 – Amendments	Agriculture: Manufacturing plants Amendments provide the concept of manufacturing plants, which are used exclusively to grow products in the scope of IAS 16.	January 1, 2016

IAS 27-Amendments	Equity Method in Separate Financial Statements	January 1, 2016

IFRS 10 and IAS 28- Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016

IAS 1-Amendments	Disclosure initiative	January 1, 2016

IFRS 10, IFRS 12 and IAS 28-Amendments	Investment Entities: Applying the Consolidation Exception	January 1, 2016

Annual Improvements 2012-2014 Cycle	IFRS 5, IFRS 7, IAS 19 and IAS 34	January 1, 2016

Arauco believes that the adoption of these standards, amendments and interpretations will have no significant impact on its consolidated financial statements of the Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. CHANGES IN POLICIES AND ACCOUNTING ESTIMATES

1) Changes in Accounting Policies

The accounting policies have been developed in accordance with the effective IFRS as of December 31, 2014 and have been consistently applied to all periods presented in these consolidated financial statements.

The Superintendency of Securities and Insurance (SVS), under its authority, issued the Official Circular Letter No. 856 dated October 17, 2014 instructing auditees to register in the respective year against equity, differences in assets and liabilities for deferred taxes occurring as a direct effect of the increase in the first category tax introduced by law 20,780.

This statement differs from that established by the International Financial Reporting Standards (IFRS), which requires that the effect be recorded against income.

This instruction issued by the SVS meant a change in the framework of preparation and presentation of financial information adopted by that date, since the previous frame (IFRS) requires adoption of comprehensive, explicit and unreserved manner.

The effect of this change in accounting bases meant a charge to retained earnings amounting to ThU.S.$292,155, which according to IFRS should be presented under earnings.

For all other matters related to the presentation of its financial statements, the Company uses the International Financial Reporting Standards issued by the International Accounting Standards Board (the “IASB”).

2) Changes in the Estimates and processing of accounting policies

There have been no changes in the treatment of accounting policies for the same period last year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Issued Capital

At the date of these financial statements the share capital of Arauco is ThU.S.$353,618.

In 2013, as a result of the merger of Celulosa Arauco y Constitución S.A. and Forestal Viñales S.A as part of the reorganization of the forestry companies in Chile, a capital increase of ThU.S.$442 was realized (Note 14).

	12-31-2014	12-31-2013
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

b)	Dividends paid

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and is presented in the consolidated statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of prior year distributable net income and the amount of the interim dividend paid at the end of the immediately preceding fiscal year.

The minimum dividend provision corresponding to the year 2014 in an amount of ThU.S.$159,879 (ThU.S.$138,812 as of December 31, 2013) is presented in the consolidated statement of changes in equity.

In the Cash Flow Statement, in line “Dividends paid” is presented an amount of ThU.S.$141,089 as of December 31, 2014 (ThU.S.$140,054 as of December 31, 2013) which ThU.S.$137,232 (ThU.S.$110,405 as of December 31, 2013) correspond to the payment of dividends of the parent company.

The following are the dividends paid and per share amounts during the period 2014 and the years 2013:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-09-2014
Amount of Dividend	ThU.S.$61,808
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.54620

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-09-2014
Amount of Dividend	ThU.S.$75,424
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.66653

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-10-2013
Amount of Dividend	ThU.S.$63,388
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.56016

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-08-2013
Amount of Dividend	ThU.S.$47,017
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share	U.S.$0.41552

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of reserves of exchange differences on translation, reserves of cash flow hedges and other reserves.

Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of mark to market adjustments of outstanding cash flow hedges at the end of each reporting period.

Reserve of Actuarial Profits or Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

d)	Disclosures of other information

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures as of December 31, 2014 and 2013:

	January - December
	2014	2013
	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	368,924	385,055
Gain from changes in fair value of biological assets (See note 20)	284,497	269,671
Net income from insurance compensation	2,264	1,297
Revenue from export promotion	4,032	4,115
Leases received	2,708	2,315
Gain on sales of assets	57,653	46,473
Gain on sales of assets classified as held for sale	244	29,137
Revenue from compensation of judgment	—	8,500
Access easement	5,158	1,771

Other operating results (sale materials and waste, rent of easements, income tax recovery)	12,368	21,776

Classes of Other Expenses by activity

Total of other expenses by activity	(138,769)	(136,812)
Depreciation	(2,084)	(568)
Expenses judgment	(4,806)	(17,065)

Impairment provision properties, plants and equipment and others	(11,803)	(12,347)
Plants stoppage operating expenses	(5,102)	(9,676)
Expenses projects	(7,447)	(17,707)
Expenses start-up	(9,591)	—
Loss of assets	(126)	(1,992)
Loss of forest due to fires	(31,512)	(8,546)
Other Taxes	(7,540)	(4,458)
Research and development expenses	(3,105)	(2,641)
Compensation and eviction	(8,256)	(1,974)
Fines, readjustments and interest	(3,749)	(2,530)
Other expenses (donations, repayments insurance )	(43,648)	(57,308)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Classes of financing income
Financing income, total	30,772	19,062
Financial income from mutual funds - deposits	13,786	10,539
Financial income resulting from swap - forward	4,673	4,287
Other financial income	12,313	4,236

Classes of financing costs
Financing costs, Total	(246,473)	(232,843)
Interest expense, Loans banks	(32,978)	(29,349)
Interest expense, Bonds	(186,186)	(169,806)
Interest expense, financial instruments	(8,612)	(6,139)
Other financial costs	(18,697)	(27,549)

Classes of Participation in Income (Loss) of associates and joint ventures accounted for using the Equity Method
Total	7,481	6,260
Investments in associates	6,958	5,657
Joint ventures	523	603

Below is the Balance of Expenses by nature:

	January - December
Cost of sales	2014 ThU.S.$	2013 ThU.S.$
Timber	808,991	869,036
Forestry labor costs	655,257	631,749
Depreciation and amortization	323,306	271,708
Maintenance costs	278,280	209,977
Chemical costs	541,327	485,799
Sawmill Services	129,052	124,501
Others Raw Materials	184,836	203,667
Other indirect costs	126,129	171,704
Energy and fuel	231,120	200,161
Cost of electricity	78,760	89,818
Wage and salaries	297,088	299,090
Total	3,654,146	3,557,210

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

	January - December
Distribution cost	2014 ThU.S.$	2013 ThU.S.$
Selling costs	34,678	33,242
Commissions	16,201	15,781
Insurance	5,330	5,913
Provision for doubtful accounts receivable	2,497	(372)
Other selling costs	10,650	11,920
Shipping and freight costs	508,181	490,345
Port services	28,906	27,185
Freights	402,386	405,136
Other shipping and freight costs	76,889	58,024
Total	542,859	523,587

	January - December
Administrative expenses	2014 ThU.S.$	2013 ThU.S.$
Wage and salaries	215,662	212,346
Marketing, advertising, promotion and publications expenses	11,343	9,721
Insurance	32,367	39,044
Depreciation and amortization	25,686	24,070
Computer services	25,136	19,760
Lease rentals (offices, warehouses and machinery)	10,209	14,650
Donations, contributions, scholarships	10,407	15,638
Fees (legal and technical advisories)	51,301	45,587
Property taxes, patents and municipality rights	20,790	27,812
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	147,908	136,066
Total	550,809	544,694

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

	Note	January-December
Expenses for		2014 ThU.S.$	2013 ThU.S.$
Depreciations	7	340,958	288,812
Employee benefits	10	511,824	573,538
Amortization	19	12,475	9,836

e) Auditor Fees and Number of Employees (Not audited)

At the end of this period, the auditor fees and number of employees are follows:

Auditors fees	12-31-2014 ThU.S.$
Audit services	2,805
Other services
Tax services	34
Others	670
TOTAL	3,509

Number of employees	No.
13,576

NOTE 4. INVENTORIES

Components of Inventory	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Raw materials	98,242	93,895
Production supplies	107,067	103,698
Products in progress	66,635	107,180
Finished goods	469,561	453,762
Spare Parts	152,068	142,055
Total Inventories	893,573	900,590

Inventories recognized as cost of sales at December 31, 2014 were ThU.S.$3,645,801 (ThU.S.$3,549,278 at December 31, 2013).

In order to have the inventories recorded at net realizable value at December 31, 2014, there has been a net decrease of inventories associated with a higher provision of obsolescence ThU.S.$2,967 (lower provision ThU.S.$392 at December 31, 2013). At December 31, 2014 the amount of obsolescence provision is ThU.S.$11,668 (ThU.S.$8,702 at December 31, 2013).

At December 31, 2014 there are write-offs inventory ThU.S.$548 (ThU.S.$2,457 at December 31, 2013)

The allowance of obsolescence is calculated based on the conditions of sale of products and age of inventory (inventory turnover).

No inventories have been pledged as security for liabilities at the end of each reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. They are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	12-31-2014 ThU.S.$	12-31-2013 MUS$
Cash on hand	391	330
Bank checking account balances	157,611	155,208
Time deposits	669,545	391,588
Mutual funds	128,985	111,435
Other cash and cash equivalents (*)	14,620	8,651
Total	971,152	667,212

(*)	Applies to contracts for the purchase under resale

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 21% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

On September 29, 2014, Law No. 20,780 was published in the Official Gazette, introducing various amendments to the current regime of income tax and other taxes. Among the main amendments is the progressive increase of the First Category Income Tax for the 2014, 2015, 2016, 2017, 2018 and following fiscal years, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively, in the event that the partially integrated system applies. Alternatively, for the 2014, 2015, 2016 and 2017 and following fiscal years, an increase of 21%, 22.5%, 24%, and 25% respectively will apply, in the event that the Company chooses to apply the attributed income system.

On October 17, 2014, the Superintendency of Securities and Insurance issued the Official Circular Letter No. 856, which established that the difference in assets and liabilities for deferred taxes resulting from the increase of the aforementioned tax rate, should be accounted for by charging it against equity. Therefore, as of the close these consolidated financial statements, Arauco has recognized a charge to equity of of ThU.S.$292,155 resulting from a deferred effect of the new tax rate.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of December 31, 2014 and 2013:

Deferred Tax Assets	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$

Deferred Tax Assets relating to Provisions	14,923	12,016

Deferred Tax Assets relating to Accrued Liabilities	8,317	7,367

Deferred Tax Assets relating to Post-Employment benefits	13,859	9,012

Deferred Tax Assets relating to Property, Plant and equipment	10,756	8,842

Deferred Tax Assets relating to Financial Instruments	14,129	343

Deferred Tax Assets relating to Tax Losses Carryforwards	44,832	56,333

Deferred Tax Assets relating to Biological Assets	0	73

Deferred Tax Assets relating to Inventories	3,157	4,910

Deferred Tax Assets relating to Provisions for Income	5,827	3,678

Deferred Tax Assets relating to Allowance for Doubtful Accounts	3,855	3,104

Tax Revaluation of Assets	24,505	19,887

Deferred Tax Assets relating to Other Deductible Temporary Differences	13,680	35,033

Total Deferred Tax Assets	157,840	160,598

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Certain subsidiaries of Arauco, as of the date of these financial statements, show tax losses for which we estimate that, given the projection of future profits, will allow for the recovery of these assets. The total amount of these tax losses is ThU.S.$132,292 (ThU.S.$165,393 at December 31, 2013), which are mainly originated by operational and financial losses.

In addition, as of the closing of these financial statements there are ThU.S.$92,809 (ThU.S.$81,690 at December 31, 2013) of non-recoverable tax losses from companies in Uruguay based on the participation of Arauco, which have not been recognized as deferred tax assets. The payback period exceeds the term of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of December 31, 2014 and 2013:

Deferred Tax Liabilities	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Deferred Tax Liabilities relating to Property, plant and equipment	941,223	781,777
Deferred Tax Liabilities relating to Financial Instruments	4,906	10,060
Deferred Tax Liabilities relating to Biological Assets	681,505	534,161

Deferred Tax Liabilities relating to Inventory	25,688	15,422

Deferred Tax Liabilities due to Prepaid Expenses	40,888	56,558

Deferred Tax Liabilities due to Intangible	32,990	34,188

Deferred Tax Liabilities relating to Other Taxable Temporary Differences	29,506	30,129
Total Deferred Tax Liabilities	1,756,706	1,462,295

The effect of changes in current and deferred tax liabilities related to cash flow hedges corresponds to a credit of ThU.S.$10,764 as of December 31, 2014 (charge of ThU.S.$5,400 as of December 31, 2013), which is presented in Reserves for cash flow hedges in the consolidated statement of changes in equity.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal enforceable right to offset amounts recognized in these items that relate to different tax jurisdictions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of the asset and deferred tax liability

Deferred Tax Assets	Opening Balance 01-01-2014 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2014 ThU.S.$
Deferred Tax Assets relating to provisions	12,016	843	2,367	(303)	14,923

Deferred Tax Assets relating to accrued liabilities	7,367	19	952	(21)	8,317

Deferred Tax Assets relating to post-employment benefits	9,012	(1,095)	6,036	(94)	13,859

Deferred Tax Assets relating to property, plant and equipment	8,842	1,174	787	(47)	10,756

Deferred Tax Assets relating to financial instruments	343	355	13,431	—	14,129

Deferred Tax Assets relating to tax losses carryforwards	56,333	(9,427)	419	(2,493)	44,832

Deferred Tax Assets relating to biological assets	73	(73)	—	—	0

Deferred Tax Assets relating to provisions for income	4,910	(1,706)	82	(129)	3,157

Deferred Tax Assets relating to provisions for income	3,678	1,624	525	—	5,827

Deferred Tax Assets relating to provision for doubtful accounts	3,104	574	218	(41)	3,855

Intangible revaluation differences	—	1,080	0	—	1,080

Deferred Tax Assets relating to other deductible temporary differences	54,920	(20,325)	2,740	(230)	37,105

Total Deferred Tax Assets	160,598	(26,957)	27,557	(3,358)	157,840

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Liabilities	Opening Balance 01-01-2014 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2014 ThU.S.$

Deferred Tax Liabilities relating to property, plant and equipment	781,777	7,950	158,106	(6,610)	941,223

Deferred Tax Liabilities relating to financial instruments	10,060	677	(5,831)	—	4,906

Deferred Tax Liabilities relating to biological assets	534,161	21,626	134,467	(8,749)	681,505

Deferred Tax Liabilities relating to inventory	15,422	8,618	1,648	—	25,688

Deferred Tax Liabilities due to prepaid expenses	56,558	(21,363)	5,693	—	40,888

Deferred Tax Liabilities due to intangible	34,188	(1,533)	335	—	32,990

Deferred Tax Liabilities relating to other taxable temporary differences	30,129	(2,752)	3,648	(1,519)	29,506
Total Deferred Tax Liabilities	1,462,295	13,223	298,066	(16,878)	1,756,706

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets	Opening Balance 01-01-2013 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2013 ThU.S.$
Deferred Tax Assets relating to provisions	4,752	7,465	—	(201)	12,016
Deferred Tax Assets relating to accrued liabilities	7,188	44	—	135	7,367
Deferred Tax Assets relating to post-employment benefits	9,341	(982)	829	(176)	9,012
Deferred Tax Assets relating to property, plant and equipment	10,971	(22)	—	(2,107)	8,842
Deferred Tax Assets relating to financial instruments	1,900	(1,493)	—	(64)	343
Deferred Tax Assets relating to tax losses carryforwards	126,171	(65,777)	—	(4,061)	56,333
Deferred Tax Assets relating to biological assets	2,636	(2,563)	—		73
Deferred Tax Assets relating to provisions for income	9,539	(4,421)	—	(208)	4,910
Deferred Tax Assets relating to provisions for income	4,477	(792)	—	(7)	3,678
Deferred Tax Assets relating to provision for doubtful accounts	3,602	(481)	—	(17)	3,104
Deferred Tax Assets relating to other deductible temporary differences	26,193	28,226	—	501	54,920

Total Deferred Tax Assets	206,770	(40,796)	829	(6,205)	160,598

Deferred Tax Liabilities	Opening Balance 01-01-2013 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2013 ThU.S.$
Deferred Tax Liabilities relating to property, Plant and equipment	769,626	21,530	—	(9,379)	781,777
Deferred Tax Liabilities relating to financial instruments	14,218	(508)	(3,801)	151	10,060
Deferred Tax Liabilities relating to biological assets	531,746	12,552	—	(10,137)	534,161

Deferred Tax Liabilities relating to inventory	16,517	(1,262)	—	167	15,422
Deferred Tax Liabilities due to prepaid expenses	55,294	944	—	320	56,558

Deferred Tax Liabilities due to intangible	35,978	(1,789)	—	(1)	34,188
Deferred Tax Liabilities relating to other taxable temporary differences	31,673	846	—	(2,390)	30,129
Total Deferred Tax Liabilities	1,455,052	32,313	(3,801)	(21,269)	1,462,295

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	12-31-2014		12-31-2013
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	113,008		104,265
Deferred Tax Assets - Tax losses	44,832		56,333
Deferred Tax Liabilities		1,756,706		1,462,295
Total	157,840	1,756,706	160,598	1,462,295

	January - December
Detail of Temporary Difference Income and Loss Amounts	2014 ThU.S.$	2013 ThU.S.$
Deferred Tax Assets	(17,530)	18,136
Deferred Tax Assets - Tax losses	(9,427)	(53,148)
Deferred Tax Liabilities	(13,223)	(38,097)
Total	(40,180)	(73,109)

Income Tax Expense

Income tax expense consists of the following:

	January - December
Income Tax composition	2014 ThU.S.$	2013 ThU.S.$
Current income tax expense	(127,057)	(89,378)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	—	25,687
Previous period current tax adjustments	2,555	1,826
Other current tax expenses	8,747	4,617
Current Tax Expense, Net	(115,755)	(57,248)

Deferred tax income (expense) relating to origination and reversal of temporary differences	(30,753)	(19,961)

Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	(9,427)	(53,148)

Total Deferred Tax Expense, Net	(40,180)	(73,109)
Income Tax Expense, Total	(155,935)	(130,357)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following table sets for the current income tax expense detailed by foreign and domestic companies at December 31, 2014 and 2013:

	January - December
	2014 ThU.S.$	2013 ThU.S.$
Foreign current income tax expense	(30,458)	(4,145)
Domestic current income tax expense	(85,297)	(53,103)
Total current income tax expense	(115,755)	(57,248)

Foreign deferred tax expense	(25,806)	(66,558)
Domestic deferred tax expense	(14,374)	(6,551)
Total deferred tax expense	(40,180)	(73,109)

Total tax income (expense)	(155,935)	(130,357)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - December
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2014 ThU.S.$	2013 ThU.S.$
Tax Expense at applicable tax rate	(124,493)	(109,787)

Tax effect of foreign tax rates	(23,170)	(24,688)
Tax effect of revenues exempt from taxation	9,832	(4,589)
Tax effect of expense not deductible in determining taxable profit (tax loss)	(19,203)	(9,792)

Tax rate effect of tax losses	(515)	(4,330)

Tax effect of previously unrecognized tax benefit in the income statement	(2,935)	15,769
Tax effect of a new evaluation of assets for deferred not recognized taxes	12	(3,182)
Tax rate effect from change in tax rate (opening balances)	(1,839)	0

Tax rate effect of adjustments for current tax of prior periods	2,555	1,826
Other tax rate effects	3,821	8,416

Total adjustments to tax expense at applicable tax rate	(31,442)	(20,570)

Tax expense at effective tax rate	(155,935)	(130,357)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Construction in progress	265,440	1,542,739
Land	949,531	975,617
Buildings	2,172,177	1,694,924
Plant and equipment	3,565,502	2,774,551
Information technology equipment	28,521	25,575
Fixtures and fittings	11,654	7,627
Motor vehicles	17,346	13,597
Other property, plant and equipment	109,412	102,837
Total Net	7,119,583	7,137,467

Construction in progress	265,440	1,542,739
Land	949,531	975,617
Buildings	3,593,306	3,010,996
Plant and equipment	5,944,394	4,954,621
Information technology equipment	71,838	64,352
Fixtures and fittings	37,382	33,015
Motor vehicles	46,293	40,789
Other property, plant and equipment	128,012	119,601
Total Gross	11,036,196	10,741,730

Accumulated depreciation and impairment

Buildings	(1,421,129)	(1,316,072)
Plant and equipment	(2,378,892)	(2,180,070)
Information technology equipment	(43,317)	(38,777)
Fixtures and fittings	(25,728)	(25,388)
Motor vehicles	(28,947)	(27,192)
Other property, plant and equipment	(18,600)	(16,764)
Total	(3,916,613)	(3,604,263)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

To date there are no assets pledged as collateral in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Commitments for project disbursements or for the acquisition of property, plant and equipment.

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	139,927	310,087

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Disbursements for property, plant and equipment under construction	371,286	671,128

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2014 and 2013:

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2014	1,542,739	975,617	1,694,924	2,774,551	25,575	7,627	13,597	102,837	7,137,467
Changes

Additions	371,286	1,215	17,438	54,011	2,605	1,195	4,608	18,828	471,186

Disposals	(2,969)	(5,596)	(513)	(1,715)	(59)	(515)	(458)	(776)	(12,601)

Retirements	(6,278)	(41)	(17,369)	(23,026)	(12)	(6)	(247)	(5,670)	(52,649)

Depreciation	—	—	(102,068)	(222,232)	(4,944)	(2,084)	(4,241)	(4,018)	(339,587)
Impairment loss recognized in profit or loss	—	—	—	—	—	—	(636)	—	(636)
Increase (decrease) through net exchange differences	310	(21,664)	(30,620)	(26,928)	(269)	(175)	(123)	(2,198)	(81,667)
Reclassification of assets held for sale	(1,930)	—	—	—	—	—	—	—	(1,930)
Increase (decrease) through transfers from construction in progress	(1,637,718)	—	610,385	1,010,841	5,625	5,612	4,846	409	—
Total changes	(1,277,299)	(26,086)	477,253	790,951	2,946	4,027	3,749	6,575	(17,884)
Closing balance 12-31-2014	265,440	949,531	2,172,177	3,565,502	28,521	11,654	17,346	109,412	7,119,583

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2013	1,291,259	987,242	1,654,955	2,731,233	26,094	13,396	11,094	101,470	6,816,742
Changes

Additions	671,128	13,385	20,359	64,952	1,297	912	2,987	6,160	781,179

Disposals	—	(801)	(1,747)	(606)	(11)	(3,934)	(74)	(344)	(7,516)
Retirements	(4,297)	(317)	(2,901)	(15,299)	(32)	(179)	(8)	(361)	(23,394)

Depreciation	—	—	(87,728)	(220,452)	(3,528)	(2,734)	(3,223)	(1,187)	(318,852)
Impairment loss recognized in profit or loss	—	—	(314)	(874)	(2)	—	—	—	(1,190)
Increase (decrease) through net exchange differences	(12,053)	(28,100)	(19,597)	(46,907)	28	288	(259)	(2,902)	(109,502)
Increase (decrease) through transfers from construction in progress	(403,298)	4,208	131,897	262,505	1,728	(122)	3,081	1	—
Total changes	251,480	(11,625)	39,970	43,319	(519)	(5,769)	2,504	1,367	320,726
Closing balance 12-31-2013	1,542,739	975,617	1,694,924	2,774,551	25,575	7,627	13,597	102,837	7,137,467

The depreciation expense for the period ending December 31, 2014 and 2013 is as follows:

	January-December
Depreciation for the year	2014 ThU.S.$	2013 ThU.S.$
Cost of sales	316,607	267,793
Administrative expenses	19,910	18,149
Other expenses	4,441	2,870
Total	340,958	288,812

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The useful lives of property, plant and equipment estimated based on the expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixtures and fittings	Useful Life in Years	6	12	10
Motor vehicles	Useful Life in Years	6	26	13
Other property, plant and equipment	Useful Life in Years	5	27	16

A significant portion of items of property, plant and equipment do not have significant differences between the fair value and the cost of these assets.

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Property, Plant and Equipment under finance leases	94,996	90,467
Plant and equipment	94,996	90,467

Reconciliation of Financial Lease Minimum Payments:

12-31-2014
Periods	Present Value ThU.S.$
Less than one year	31,706
Between one and five years	65,289
More than five years	—
Total	96,995

12-31-2013
Periods	Present Value ThU.S.$
Less than one year	26,949
Between one and five years	62,491
More than five years	—
Total	89,440

Lease obligations are presented in the consolidated statement of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	12-31-2014
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	141	5	136
Between one and five years	20	3	17
More than five years	—	—	—
Total	161	8	153

	12-31-2013
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	980	11	969
Between one and five years	131	1	130
More than five years	—	—	—
Total	1,111	12	1,099

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

There are no contingent rents payable or restrictions imposed by any lease arrangements.

NOTE 9. REVENUE

	January - December
Classes of revenue	2014 ThU.S.$	2013 ThU.S.$
Revenue from sales of goods	5,160,960	4,981,423
Revenue from rendering of services	167,705	164,077
Total	5,328,665	5,145,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - December
	2014 ThU.S.$	2013 ThU.S.$
Employee expenses	511,824	573,538
Wages and salaries	501,430	563,836
Severance indemnities	10,394	9,702

The main actuarial assumptions used by Arauco in the calculation of the severance indemnities obligation as of December 31, 2014 and 2013 are as follows:

	2014	2013
Discount rate	1.61%	3.50%
Inflation	3.00%	3.00%
Mortality rate	RV-2009	RV-2009

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligation as of December 31, 2014 and 2013:

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Current	3,590	3,814
Non-current	48,582	42,170
Total	52,172	45,984

Reconciliation of the present value of severance indemnities obligation	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Opening balance	45,984	47,436
Current service cost	1,938	3,241
Interest cost	2,977	1,510
Actuarial gains	12,829	4,143
Benefits paid	(5,388)	(6,628)

Increase (decrease) for foreign currency exchange rates changes	(6,168)	(3,718)

Closing balance	52,172	45,984

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS

Local and foreign currency

Assets and liabilities by class of currency as of December 31, 2014 and 2013 are as follows:

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Total Current Assets	3,140,715	2,808,321

Cash and Cash Equivalents	971,152	667,212

U.S. Dollar	877,418	534,575

Euro	8,114	4,681

Brazilian Real	43,604	68,658

Argentine Pesos	15,794	13,942

Other currencies	2,983	3,473

Chilean Pesos	23,239	41,883

Other current financial assets	7,633	3,089

U.S. Dollar	7,632	3,089

Chilean Pesos	1	—

Other current non-financial assets	177,728	188,964

U.S. Dollar	103,689	82,175

Euros	45	126

Brazilian Real	11,489	13,395

Argentine Pesos	13,711	10,079

Other currencies	6,335	7,746

Chilean Pesos	42,459	75,443

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Trade and other current receivables	731,908	711,678

U.S. Dollar	464,219	446,386

Euro	72,353	33,072

Brazilian Real	47,043	55,756

Argentine Pesos	31,354	33,130

Other currencies	19,733	24,513

Chilean Pesos	96,241	117,827

U.F.	965	994

Accounts receivable from related companies	4,705	8,243

U.S. Dollar	—	135

Brazilian Real	1,998	3,654

Chilean Pesos	2,707	4,454

Current Inventories	893,573	900,590

U.S. Dollar	829,830	791,271

Brazilian Real	48,046	87,638

Chilean Pesos	15,697	21,681

Current biological assets	307,551	256,957

U.S. Dollar	307,551	256,957

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Current tax assets	38,477	61,174

U.S. Dollar	2,358	2,861

Euros	81	14

Brazilian Real	2,691	2,475

Argentine Pesos	1,464	5,888

Other currencies	3,653	1,337

Chilean Pesos	28,230	48,599

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	7,988	10,414

U.S. Dollar	7,988	10,414

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Total Non Current Assets	11,606,739	11,685,074

Other non-current financial assets	5,024	48,778

U.S. Dollar	4,439	48,011

Argentine Pesos	585	767

Other non-current non-financial assets	101,094	125,052

U.S. Dollar	92,437	113,224

Brazilian Real	5,705	8,707

Argentine Pesos	563	748

Other currencies	885	643

Chilean Pesos	1,504	1,730

Trade and other non-current receivables	31,001	40,729

U.S. Dollar	26,773	35,743

Chilean Pesos	3,591	3,226

U.F.	637	1,760

Related party receivables, non-current	151,519	—

Brazilian Real	151,519	—

Investments accounted for using equity method	326,045	349,412

U.S. Dollar	119,405	126,564

Brazilian Real	206,640	222,848

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Intangible assets other than goodwill	93,258	99,651

U.S. Dollar	91,408	95,338

Brazilian Real	1,771	4,241

Chilean Pesos	79	72

Goodwill	82,573	88,141

U.S. Dollar	42,838	43,086

Brazilian Real	39,735	45,055

Property, plant and equipment	7,119,583	7,137,467

U.S. Dollar	6,527,093	6,457,882

Brazilian Real	586,398	670,269

Chilean Pesos	6,092	9,316

Non-current biological assets	3,538,802	3,635,246

U.S. Dollar	3,188,043	3,277,093

Brazilian Real	350,759	358,153

Deferred tax assets	157,840	160,598

U.S. Dollar	128,676	138,486

Brazilian Real	28,345	21,321

Other currencies	67	223

Chilean Pesos	752	568

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2014			12-31-2013
	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	1,002,859	544,227	1,547,086	1,105,432	576,584	1,682,016

Other current financial liabilities	203,170	539,173	742,343	399,036	494,569	893,605
U.S. Dollar	173,579	484,254	657,833	260,159	446,893	707,052
Brazilian Real	17,145	27,507	44,652	11,750	9,332	21,082
Argentine Pesos	—	544	544	28,252	504	28,756
Chilean Pesos	288	809	1,097	168	886	1,054
U.F.	12,158	26,059	38,217	98,707	36,954	135,661

Bank Loans	139,916	133,554	273,470	262,010	451,282	713,292
U.S. Dollar	122,771	105,503	228,274	222,008	441,446	663,454
Brazilian Real	17,145	27,507	44,652	11,750	9,332	21,082
Argentine Pesos	—	544	544	28,252	504	28,756

Financial Leases	7,851	23,855	31,706	7,108	19,841	26,949
U.S. Dollar	—	6	6	—	62	62
Chilean Pesos	288	809	1,097	168	886	1,054
U.F.	7,563	23,040	30,603	6,940	18,893	25,833

Other Loans	55,403	381,764	437,167	129,918	23,446	153,364
U.S. Dollar	50,808	378,745	429,553	38,151	5,385	43,536
U.F.	4,595	3,019	7,614	91,767	18,061	109,828

Trade and other current payables	627,972	2,434	630,406	628,662	2,318	630,980
U.S. Dollar	180,164	—	180,164	229,260	—	229,260
Euros	44,887	—	44,887	7,434	—	7,434
Brazilian Real	22,662	2,434	25,096	30,963	—	30,963
Argentine Pesos	34,879	—	34,879	29,102	—	29,102
Other currencies	2,187	—	2,187	3,435	—	3,435
Chilean Pesos	340,858	—	340,858	328,358	12	328,370
U.F.	2,335	—	2,335	110	2,306	2,416

Accounts payable to related companies	6,036	—	6,036	14,406	—	14,406
U.S. Dollar	1,612	—	1,612	2,893	—	2,893
Chilean Pesos	4,424	—	4,424	11,513	—	11,513

Other current provisions	2,535	—	2,535	9,696	—	9,696
U.S. Dollar	2,535	—	2,535	830	—	830
Argentine Pesos	—	—	—	8,866	—	8,866

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Current tax liabilities	25,860	—	25,860	3,929	543	4,472
U.S. Dollar	782	—	782	424	355	779
Euros	—	—	—	63	—	63
Brazilian Real	1,921	—	1,921	2,581	—	2,581
Argentine Pesos	6,063	—	6,063	42	—	42
Other currencies	—	—	—	231	—	231
Chilean Pesos	17,094	—	17,094	588	188	776

Current provisions for employee benefits	1,211	2,379	3,590	806	3,008	3,814
Chilean Pesos	1,211	2,379	3,590	806	3,008	3,814

Other current non-financial liabilities	136,075	241	136,316	48,897	76,146	125,043
U.S. Dollar	100,904	—	100,904	8,800	74,325	83,125
Brazilian Real	19,041	—	19,041	24,007	—	24,007
Argentine Pesos	6,143	184	6,327	5,507	205	5,712
Other currencies	4,307	—	4,307	4,460	—	4,460
Chilean Pesos	5,575	57	5,632	6,002	2	6,004
U.F.	105	—	105	121	1,614	1,735

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2014			12-31-2013
	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	3,411,630	2,974,002	6,385,632	3,089,250	2,677,589	5,766,839

Other non-current financial liabilities	1,943,952	2,509,867	4,453,819	1,675,194	2,481,798	4,156,992
U.S. Dollar	1,767,326	1,603,825	3,371,151	1,575,701	1,714,459	3,290,160
Brazilian Real	34,612	18,434	53,046	35,901	22,870	58,771
Argentine Pesos	614	—	614	1,106	—	1,106
Chilean Pesos	2,352	—	2,352	3,300	—	3,300
U.F.	139,048	887,608	1,026,656	59,186	744,469	803,655

Bank Loans	797,628	248,117	1,045,745	822,461	358,301	1,180,762
U.S. Dollar	762,402	229,683	992,085	785,454	335,431	1,120,885
Brazilian Real	34,612	18,434	53,046	35,901	22,870	58,771
Argentine Pesos	614	—	614	1,106	—	1,106

Financial Leases	65,289	—	65,289	62,491	—	62,491
U.S. Dollar	—	—	—	5	—	5
Chilean Pesos	2,352	—	2,352	3,300	—	3,300
U.F.	62,937	—	62,937	59,186	—	59,186

Other Loans	1,081,035	2,261,750	3,342,785	790,242	2,123,497	2,913,739
U.S. Dollar	1,004,924	1,374,142	2,379,066	790,242	1,379,028	2,169,270
U.F.	76,111	887,608	963,719	—	744,469	744,469

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Other non-current payables	—	—	—	361	—	361
U.S. Dollar	—	—	—	361	—	361

Other non-current provisions	64,529	—	64,529	24,167	—	24,167
U.S. Dollar	4	—	4	4	—	4
Brazilian Real	31,374	—	31,374	24,163	—	24,163
Argentine Pesos	30,301	—	30,301	—	—	—
Chileans $	2,850	—	2,850	—	—	—

Deferred tax liabilities	1,299,271	457,435	1,756,706	1,272,326	189,969	1,462,295
U.S. Dollar	1,159,362	457,435	1,616,797	1,272,037	170,265	1,442,302
Euros	4,044	—	4,044	—	—	—
Brazilian Real	135,600	—	135,600	—	19,704	19,704
Other currencies	—	—	—	1	—	1
Chilean Pesos	265	—	265	288	—	288

Non-current provisions for employee benefits	41,882	6,700	48,582	36,685	5,485	42,170
Other currencies	172	—	172	177	—	177
Chilean Pesos	41,710	6,700	48,410	36,508	5,485	41,993

Other non-current non-financial liabilities	61,996	—	61,996	80,517	337	80,854
U.S. Dollar	1,043	—	1,043	5	—	5
Brazilian Real	59,497	—	59,497	78,672	—	78,672
Argentine Pesos	1,206	—	1,206	1,561	337	1,898
Chilean Pesos	246	—	246	274	—	274
U.F.	4	—	4	5	—	5

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Arauco Distribución S.A.	Chile	Chilean Pesos
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Consorcio Protección Fitosanitaria Forestal S.A. (Ex-Controladora de Plagas Forestales S.A.)	Chile	Chilean Pesos

Flakeboard Company Limited	Canada	Canadian Dollar

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences resulting from conversion of currencies:

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Arauco Do Brasil S.A.	(66,222)	(74,429)
Arauco Forest Brasil S.A.	(57,515)	(57,484)
Arauco Florestal Arapoti S.A.	(17,640)	(21,086)
Arauco Distribución S.A.	(3,793)	(1,869)
Alto Paraná S.A.	(5,765)	(7,201)
Flakeboard Company Limited	(8,049)	(7,290)
Others	(406)	(369)

Total reserve of exchange differences on translation	(159,390)	(169,728)

Effect of foreign exchange rates changes

	January-December
	2014 ThU.S.$	2013 ThU.S.$

Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(7,763)	(10,284)

Reserve of exchange differences on translation (with Non-controlling interests)	(163,844)	(174,985)

NOTE 12. BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its current investment projects. As of December 31, 2014, the balance corresponds principally to the accumulated amount that was capitalized until the end of construction of pulp production plant in Uruguay. The average rate loans to finance these investment projects were calculated to record the capitalization.

	January - December
	2014 ThU.S.$	2013 ThU.S.$
Property, plant and equipment capitalized cost

Property, plant and equipment capitalized interest cost rate	4.70%	3.93%

Amount of the capitalized interest cost, property, presented as plant and equipment	19,586	27,487

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Superintendency of Securities and Insurance and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and loans to related companies.

There is neither a provision for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary and an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions, with mutual independence of the parties.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional Currency	% Ownership interest 12-31-2014			% Ownership interest 12-31-2013
				Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Alto Paraná S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4983	99.9983	1.5000	98.4983	99.9983
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	99.9996	99.9996	—	99.9996	99.9996
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.3418	98.6572	99.9990	1.4319	98.5671	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	11.1520	88.8470	99.9990	12.8141	87.1849	99.9990
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	0.5389	99.4601	99.9990	—	99.9990	99.9990
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A. (Ex-Controladora de Plagas Forestales S.A.)	Chile	Chilean Pesos	—	57.7503	57.7503	—	57.9502	57.9502
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
—	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A. (Ex-Forestal Celco S.A.)	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.1796	98.1796	—	98.1796	98.1796
—	Forestal Concepción S.A.	Panama	U.S. Dollar	0.0050	99.9940	99.9990	0.0050	99.9940	99.9990
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99.9805	99.9805	—	99.9805	99.9805
—	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9942	99.9942
—	Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9801	99.9801
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9934	99.9934
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
—	Savitar S.A.	Argentina	U.S. Dollar	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	—	—	—
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

ID N°	Company Name	Country	Functional Currency
—	Euforest S.A.	Uruguay	U.S. Dollar
—	Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
—	Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
—	Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
—	Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
—	El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
—	Ongar S.A.	Uruguay	U.S. Dollar
—	Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Employee Benefits for Key Management Personnel

	January - December
	2014	2013
	ThU.S.$	ThU.S.$
Salaries and bonuses	69,256	63,633
Per diem compensation to members of the Board of Directors	1,397	1,607
Termination benefits	4,282	3,491
Total	74,935	68,731

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director	Chile	Chilean Pesos	30 days	19	—

Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean Pesos	30 days	2,083	3,008

Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean Pesos	30 days	584	—

Stora Enso Arapoti Industria del Papel S.A	—	Associates	Brazil	Brazilian Real	30 days	588	629

Empresa Electrica Guacolda S.A.	96.635.700-2	Controlling Parent’s Associate	Chile	Chilean Pesos	—	—	240

Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	1,389	3,006

Unilin Flooring Ltda.	—	Common director	EEUU	U.S. Dollar	—	—	135

Colbún S.A.	96.505.760-9	Common director	Chile	Chilean Pesos	30 days	—	1,201

CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean Pesos	30 days	—	5

Vale Do Corisco S.A.	—	Associates	Brazil	Brazilian Real	—	—	16

Novo Oeste Gestao de Ativo Florestais S.A.	—	Associates	Brazil	Brazilian Real	30 days	21	3

CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos	30 days	1	—

Corpesca S.A	96.893.820-7	Common director	Chile	Chilean Pesos	30 days	20	—

TOTAL						4,705	8,243

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A. (*)	—	Joint Venture	Uruguay	Brazilian Real	Dec-16	151,519	—
TOTAL						151,519	—

(*)	Accrues annual interest of CDI (interbank rate) + 2.3%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Related Party Payables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	30 days	4,073	9,964
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	30 days	302	716
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean Pesos	30 days	29	661
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean Pesos	30 days	8	10
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean Pesos	—	—	37
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean Pesos	—	—	119
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean Pesos	—	—	2
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean Pesos	—	—	4
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	30 days	987	2,041
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	30 days	122	845
Stora Enso AB	—	Joint Operations	Finland	U.S. Dollar	—	—	4
Stora Enso Portugal	—	Joint Operations	Portugal	U.S. Dollar	—	—	3
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean Pesos	30 days	8	—
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean Pesos	30 days	4	—
Resiter Uruguay S.A	—	Joint Operations	Uruguay	U.S. Dollar	30 days	503	—
TOTAL						6,036	14,406

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	Fuel	3,676	5,928
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean Pesos	Management service	277	306
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	Fuel and other	96,497	101,547
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	Transport and stowage	9,458	7,966
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	Port services	9,937	10,012
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean Pesos	Sodium chlorate	48,696	56,134
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean Pesos	Wood and ships	—	294
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean Pesos	Legal services	1,761	1,684
Puertos y Logística S.A.	82.777.100-7	Associate	Chile	Chilean Pesos	Port services	—	339
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean Pesos	Telephone services	474	387
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean Pesos	Wood and logs	489	349
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean Pesos	Wood and logs	204	258
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean Pesos	Electrical Power	27	4
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean Pesos	Industrial Cleaning Services	4,157	—
Empresas de Residuos Industriales Resiter Ltda	76.329.072-7	Common director	Chile	Chilean Pesos	Industrial Cleaning Services	1,432	—
Resiter Uruguay S.A	—	Common director	Uruguay	U.S. Dollar	Service to collect solid waste	1,167	—
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean Pesos	Electrical Power	330	—
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos	Others purchases	1,023	1,633

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A.	—	Joint venture	Brasil	Brazilian Real	Loans+interests	151,519	—
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean Pesos	Electrical Power	3,284	39,379
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean Pesos	Electrical Power	27,361	24,990
Stora Enso Arapoti Industria de Papel S.A.	—	Associate	Brasil	Brazilian Real	Wood	8,349	8,503
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean Pesos	Wood and chips	19,311	20,796
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos	Wood	246	239
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean Pesos	Cellulose	679	—
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Associate	Chile	Chilean Pesos	Electrical Power	1,264	3,783
Stora Enso Amsterdam B.V.	—	Relation with joint arrangement	Holanda	Chilean Pesos	Cellulose	57,991	—
Unilin Arauco Pisos Ltda.	—	Joint venture	Brasil	Brazilian Real	Wood	11,887	11,425

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

Subsidiaries

Merger of forest companies

For the purpose of continuing to optimize processes and adopt the best practices within the Forestry Business’s operations, companies were integrated through a gradual process of mergers. Said task began with the integration of companies Bosques Arauco S.A. and Forestal Valdivia S.A. which with the prior approval of their respective shareholders, merged as of July 1, 2013, operating under the name Forestal Valdivia S.A.

On that same date, Forestal Arauco S.A. was split-off, creating a new entity called Forestal Viñales S.A., to which shares in Forestal Celco S.A. were contributed.

As of September 1, 2013, Forestal Arauco S.A. merged and absorbed Forestal Valdivia S.A., a transaction which generated a tax gain (Income Tax Act, Article 31, No. 9), of ThU.S.$99,437, and resulted in a deferred tax asset of ThU.S.$19,887 (See Note 6).

On November 1, 2013, Celulosa Arauco y Constitución S.A. absorbed Forestal Viñales S.A., generating, as a result of the transaction, a capital increase of MU.S.$442 equal to 7,209 shares, corresponding to Empresas Copec S.A.’s participation.

On December 1, 2013, the new Forestal Arauco S.A. was merged with Forestal Celco S.A., thus resulting in most of Arauco’s foresty assets to be grouped under a single entity. With this merger the unification process for Chile’s main forestry companies was concluded.

This restructuring has been registered as an under common control transaction. (See Note 1K)

Investments

On March 27, 2014, the company Servicios Aereos Forestales Ltda was established with contributions to pay Inversiones Arauco Internacional Ltda ThU.S.$25,997.4 and Celulosa Arauco y Constitución S.A. ThU.S.$2.6. This company’s main objective is the provision of air transportation services for passengers and cargo, forest patrol, photography, advertising, magnetic survey, all by its own and others aircraft and perform maintenance of aeronautical products.

On January 1, 2013, the company Arauco Panels Canada ULC merged with its subsidiary Flakeboard Company Ltd. This operation had no effect on the results of the company.

Arauco carried out the initial recording of the acquisition of Flakeboard Company Limited in 2012 based on the information that was available as of that date and performing a preliminary determination of the allocation of the fair value in this Company’s acquisition. As

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

of the closing of September 2013, the determination of the fair values of the assets acquired and liabilities assumed was concluded and resulted in the final allocation being retroactively applied in the consolidated financial statements as of December 31, 2012, in accordance with the requirements of IFRS 3.

The detail of the recorded valuation is the following:

ThU.S$
Fair value of net assets acquired, determined at the date of acquisition	242,502
Value of the consideration given at the beginning	242,502
Proportional goodwill determined at December 31, 2012	0
Adjustment to the amounts of fair value of net assets acquired	40,477
Goodwill at the end of the measurement period	40,477

The following tables exposed the fair values at the date of acquisition of the assets and liabilities acquired in 2012 whose final fair value was determined in 2013:

ARAUCO PANELS CANADA ULC	09-24-2012 ThU.S.$
Cash	52,427
Trade and other receivables	38,089
Inventories	44,444
Property, plant and equipment	222,083
Intangible assets other than goodwill	84,300
Goodwill	40,477
Other assets	8,527
Total Assets	490,347
Deferred taxes	11,282
Financial liabilities, current and non-current	189,129
Trade payables	47,434
Total Liabilities	247,845

The following table sets forth the amounts of revenue and profits or losses recognized from the date of acquisition by investment in Arauco Panels Canada ULC (actual Flakeboard Company Ltd.)

Arauco Panels Canada ULC	09-24-2012 to 12-31-2012 ThU.S.$
Revenue	131,094
Profit/(Loss)	(5,558)

The following table sets forth the revenue and recognized results as if the acquisition date had been as of the beginning of the annual investment in Arauco Panels Canada ULC (actual Flakeboard Company Ltd.):

Arauco Panels Canada ULC	January-December 2012 ThU.S.$
Revenue	518,071
Profit/(Loss)	4,711

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

NOTE 15. INVESTMENTS IN ASSOCIATES

At December 31, 2014, there are no new investments in associates to report.

The following tables set forth information about Investments in associates as of December 31, 2014 and 2013, respectively:

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	12-31-2014	12-31-2013
Carrying amount	ThU.S.$60,081	ThU.S.$64,285

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	12-31-2014	12-31-2013
Carrying amount	ThU.S.$40,088	ThU.S.$38,522

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2014	12-31-2013
Carrying amount	ThU.S.$(2,850)	ThU.S.$(210)

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%
	12-31-2014	12-31-2013
Carrying amount	ThU.S.$26,029	ThU.S.$31,753

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	12-31-2014	12-31-2013
Carrying amount	ThU.S.$48	ThU.S.$113

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	12-31-2014	12-31-2013
Carrying amount	ThU.S.$214	ThU.S.$345

Name	Novo Oeste Gestao de Ativos Florestais S.A.
Country	Brazil
Functional Currency	Real
Corporate purpose	Management of forestry activities and commercialization of wood and other products.
Ownership interest (%)	48.9912%
	12-31-2014	12-31-2013
Carrying amount	ThU.S.$(25,290)	ThU.S.$(15,453)

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	12-31-2014	12-31-2013
Carrying amount	ThU.S.$174,782	ThU.S.$186,628

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

12-31-2014
	Assets
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	70,923	17	6,582	46,579	6,356	24,067	1,533	193	156,250
Non-current	363,444	80,243	272	84,451	119,137	460,554	2,097	253	1,110,451
Total	434,367	80,260	6,854	131,030	125,493	484,621	3,630	446	1,266,701

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	19,447	83	20,355	16,791	25,587	17,773	1,937	13	101,986
Non-current	118,616	0	751	5,923	151,519	108,206	621	243	385,879
Equity	296,304	80,177	(14,252)	108,316	(51,613)	358,642	1,072	190	778,836
Total	434,367	80,260	6,854	131,030	125,493	484,621	3,630	446	1,266,701

Revenues	83,318	3,331	4,047	125,746	171	47,800	135	65	264,613
Expenses	(79,973)	0	(16,854)	(122,967)	(27,032)	(7,237)	(571)	(97)	(254,731)
Profit or loss	3,345	3,331	(12,807)	2,779	(26,861)	40,563	(436)	(32)	9,882

12-31-2013
	Assets
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	65,928	17	1,120	103,480	10,319	14,335	5,053	1,156	201,408
Non-current	324,605	77,120	4,310	58,464	131,689	484,619	1,363	684	1,082,854
Total	390,533	77,137	5,430	161,944	142,008	498,954	6,416	1,840	1,284,262

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	18,842	83	2,109	27,928	152,200	7,450	228	1,387	210,227
Non-current	54,654	11	1,699	—	21,344	110,631	4,464	—	192,803
Equity	317,037	77,043	1,622	134,016	(31,536)	380,873	1,724	453	881,232
Total	390,533	77,137	5,430	161,944	142,008	498,954	6,416	1,840	1,284,262

Revenues	90,459	516	4,023	168,841	82	54,206	786	366	319,279
Expenses	(81,644)	(32)	(5,073)	(154,911)	(17,583)	(28,381)	(1,133)	(389)	(289,146)
Profit or loss	8,815	484	(1,050)	13,930	(17,501)	25,825	(347)	(23)	30,133

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates and Joint Ventures

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$

Opening balance as of January 1	349,412	382,427
Changes

Investments in associates, Additions	—	334
Disposals, Investments in associates	(3,400)	—
Share of profit (loss) in investment in associates	6,958	5,657
Share of profit (loss) in investment in joint ventures	523	603
Dividends Received, Investments in Associates	(11,696)	(17,074)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(27,717)	(32,060)
Other increase (decrease) in investment and associates and joint ventures	11,965	9,525
Total changes	(23,367)	(33,015)
Ending balance	326,045	349,412

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Carrying amount of associates accounted for using equity method	301,242	321,970
Carrying amount of joint ventures accounted for using equity method	24,803	27,442
Total investment accounted for using equity method	326,045	349,412

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of December 31, 2014, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, made capital contributions for a total of ThU.S.$398,545 (ThU.S.$103,196 as of December 31, 2013) to two Uruguayan joint arrangements in order to maintain its 50% of ownership in Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. This transaction had no effect on the consolidated statement of income.

Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. are both involved in the project known as “Montes del Plata”, the purpose of which was to build a cutting edge cellulose production plant, with a capacity of 1.3 million tons per year, a port and an energy generation unit utilizing renewable resources, which is located at the town of Punta Pereira, Province of Colonia, Uruguay.

Investments in Uruguay are joint operations because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments, and since there is a contractual commitment of the sale of the entire pulp production to be generated from the future plant to Arauco and Stora Enso in the proportion of each entity’s 50% ownership interest. Arauco has recognized the assets, liabilities, income and expenses relating to its ownership percentage from January 1, 2012, in accordance with IFRS11.

Furthermore, Arauco holds a 50% in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between Arauco and Eka has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	12-31-2014		12-31-2013
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	82,708	248,825	63,009	292,869
Non-current	2,219,108	1,008,556	2,003,894	1,109,329
Equity		1,044,435		664,705
Total Joint Arrangement	2,301,816	2,301,816	2,066,903	2,066,903

Investment	522,218		332,353

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Income	260,934	4,485
Expenses	(314,251)	(42,451)
Joint Arrangement Net Income (Loss)	(53,317)	(37,966)

	12-31-2014		12-31-2013
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	26,034	22,089	14,480	14,127
Non-current	171,630	2,684	172,540	2,076
Equity		172,891		170,817
Total Joint Arrangement	197,664	197,664	187,020	187,020

Investment	86,446		85,409

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Income	9,200	33,448
Expenses	(4,844)	(3,705)
Joint Arrangement Net Income (Loss)	4,356	29,743

	12-31-2014		12-31-2013
Eufores S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	132,001	194,163	131,068	383,978
Non-current	641,668	36,046	682,695	35,852
Equity		543,460		393,933
Total Joint Arrangement	773,669	773,669	813,763	813,763

Investment	185,819		201,016

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Income	202,814	70,256
Expenses	(222,853)	(78,505)
Joint Arrangement Net Income (Loss)	(20,039)	(8,249)

	12-31-2014		12-31-2013
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	4,971	28,093	20,179	129,029
Non-current	474,871	85,057	382,859	87,451
Equity		366,692		186,558
Total Joint Arrangement	479,842	479,842	403,038	403,038

Investment	183,346		93,279

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Income	20,885	6,993
Expenses	(22,762)	(8,940)
Joint Arrangement Net Income (Loss)	(1,877)	(1,947)

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint ventures:

	12-31-2014		12-31-2013
	Assets	Liabilities	Assets	Liabilities
Unilin Arauco Pisos Ltda.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	9,933	6,917	8,548	4,753
Non-current	4,942	63	5,173	33
Equity		7,894		8,935
Total Joint Arrangement	14,875	14,875	13,721	13,721

Investment	3,947		4,468

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Income	6,385	5,746
Expenses	(6,378)	(6,785)
Joint Arrangement Net Income (Loss)	7	(1,039)

	12-31-2014		12-31-2013
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	18,378	3,951	26,596	6,541
Non-current	28,792	5,272	29,853	3,957
Equity		37,947		45,951
Total Joint Arrangement	47,170	47,170	56,449	56,449

Investment	18,974		22,976

	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Income	49,570	55,047
Expenses	(48,530)	(52,803)
Joint Arrangement Net Income (Loss)	1,040	2,244

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In the period 2014, there are no provisions for impairment associated cash generating units to inform.

Disclosure of Impairment Losses of Assets

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of December 31, 2014 and 2013 respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim
	12-31-2014	12-31-2013
Information relevant to the sum of all impairment	ThU.S.$4,938	ThU.S.$5,386

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these financial statements, the balance of Goodwill is ThU.S.$82,573 (ThU.S.$88,141, at December 31, 2013), of which ThU.S.$40,023 was mainly generated by the acquisition of “Flakeboard” (see Note 14) and ThU.S.$39,735 (ThU.S.$45,055 at December 31, 2013) by the investment in Arauco do Brasil S.A.. Both values were assigned to the panel segment.

The goodwill generated by the investment in Arauco do Brasil S.A. was allocated to the panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the expected future cash flows based on the operational plan approved by the management for 10-year period, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil.

The change in the balance of goodwill is due solely to the exchange difference on foreign currency translation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

Celulosa Arauco y Constitución S.A.

1. On April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against Celulosa Arauco y Constitución S.A. for reparation of environmental harm and indemnification, caused by the Valdivia Mill Plant, before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

On July 27, 2013, the first definitive ruling was issued in favor of the claim, with court expenses mainly ordering that the Company execute (at its own cost) the following measures in order to preserve the Nature Sanctuary:

1)	To perform a study of the current status of the Wetland, through an interdisciplinary team comprised of various experts in the fields of biology, chemistry and physics, for which it must create an independent committee in which the parties participate, for a term that shall not exceed one year. The studies shall include the status of water and the Wetland’s flora and fauna.

2)	The creation of an artificial wetland, as a sentinel controlled environment, with representative species of the Río Cruces wetland, which receive the first impact of the discharge of riles, which shall be located immediately after the tertiary treatment and before their discharge into the Río Cruces.

3)	The performance of a continuous environmental monitoring program by the Company, for a period that shall not be less than 5 years, and shall be conducted pursuant to the environmental assessment conditions set forth in RCA 279/98 and its subsequent amendments.

4)	The creation of a Wetlands Investigation Center, pursuant to what was proposed by the Company.

5)	Community development programs related to the Wetland in the manner that was proposed by the Company.

With regard to monetary damages, the ruling ordered the Company to pay in the compliance stage, however the form and amount of the payments were not determined.

The ruling was communicated to the Company on August 9, 2013. After a thorough analysis of the ruling, Celulosa Arauco y Constitución S.A. decided not to appeal. This decision was made as it would allow the creation of the conditions for commencing the implementation of the measures in favor of the Wetland, without waiting for further judicial terms.

Currently, the decision is binding and conclusive, and all personal and court expenses have been paid.

With regard to damages, the State Defense Council and the Company reached an agreement on the amount thereof, which equalled $2,600 million Chilean Pesos, payable to the State in April 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The referred amount would be in addition to the $2,600 million Chilean Pesos (ThU.S.$4,956) that the Company has committed to and will spend to finance the implementation of the community development programs ordered by the decision, which shall be to the benefit of the community.

On April 7, 2014 the parties notified the Court of this agreement, which was approved by the Court on April 8, 2014.

The amount of $5,200 million Chilean Pesos (ThU.S.$9,408 as of December 31, 2014) corresponding to the sum indicated in the preceding paragraphs, is recognized in the financial statements of Arauco at end of 2013.

Arauco, the State Defense Council and an interdisciplinary committee are working on the measures to preserve the Nature Sanctuary listed in points 1) to 4). While the form to carry out the measures is finalized, the associated costs will be determined and will be disbursed gradually beginning in 2014.

The State Defense Council requested that the decision be summarily enforced. On September 11, 2014, Arauco informed the Court about the ruling’s current enforcement status, specifically regarding the five first measures ordered by the final decision’s operative section. On September 12, 2014, the Court took under consideration the information presented by Arauco and, consequently, Arauco must inform about the progress status on a quarterly basis.

On December 11, 2014, Arauco informed the Court of the progress of the measures as of such date. On December 12, 2014, the Court acknowledged such progress.

2. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005, objecting to certain capital reduction transactions effected by Arauco on April 16, 2011 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the docket No. RUC 14-9-0002087-3, with the IRS having the obligation to respond to Arauco’s duly instituted complaint.

3. On June 22, 2011, the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5,

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, pain and suffering and an alleged contractual liability. The probationary period was finished, and only letters addressed to several authorities need to be answered. Both parties have requested in different opportunities the issuing of the judgment, but the Court has not decided thereupon.

4. On December 20, 2012, the Company was notified of a civil damages claim in summary proceedings, lodged by a group of settlers in the La Concepción sector, near to the Nueva Aldea Plant. The settlers are claiming compensation for alleged environmental damages that affected their quality of life. The claim demands monetary and non-monetary damages. The purported damages refer to atmospheric emissions, pollution in river streams, risks related with truck transit and forest fire risks.

Currently the case is in the preliminary stage of evidence gathering, having already exhausted the discussion period.

Alto Paraná S.A.

1. (i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio proceeding against the Company’s Argentine affiliate Alto Paraná S.A. (hereafter “APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of $417,908,207 Argentine Pesos including capital (ThU.S.$49,574 at December 31, 2014), compensatory interest, and fines for omission. On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$698 at December 31, 2014).

On March 18, 2010, the CACAF issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for an injunction.

On May 13, 2010, the CACAF decided to grant the injunction requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked APSA to specify the areas covered by the surety insurance. On May 28, 2010 APSA complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of $ 633,616,741 Argentine Pesos (equivalent to ThU.S.$75,162 as of December 31, 2014), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by APSA and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

On February 1, 2013, APSA received notice of the decision dated December 28, 2012, whereby the First Chamber of Appeals rejected the appeal lodged by the Company, confirming the ex officio determination of the AFIP, and imposed the judicial fees for both instances as per their generation, since there was contradictory case law. The Company appealed this decision before the Supreme Court of the Nation via the various legal procedural remedies available. On February 4, 2013, the Company filed an ordinary appeal against the Chamber’s decision and on February 19, 2013, it also filed an extraordinary appeal against the same judgment, both before the Supreme Court of the Nation. On May 6, 2013, APSA was notified of the decision of the Court of Appeals that, as of April 23, 2013 granted the ordinary appeal to the Supreme Court of Justice of the Nation and was present, to her chance the Extraordinary Appeal field. On May 27, 2013, the file was forwarded to the Supreme Court of Justice of the Country. On June 3, 2013, APSA was notified of the procedural ruling issued by the High Court on May 29, 2013, declaring that the Ordinary Appeal had been duly received. On June 17, 2013, APSA submitted a duly founded presentation in connection with the Appeal, which the Court subsequently ordered to be transferred to AFIP, a circumstance of which the Company was notified on June 28, 2013.

The reasoning of the Chamber of Appeals’ decision did not modify the opinion of our external counsel in that the Company acted in accordance with law when deducting the interest, expenses and exchange differences in the indebtedness challenged by the State, and they still hold that there are good possibilities for the decision to be quashed, rendering without effect AFIP’s ex officio determination.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos (ThU.S.$1,239 at December 31, 2014) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14, 2008, APSA filed a petition with the court requesting that this order be reconsidered, or alternatively, rejected it on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos (ThU.S.$194 at December 31, 2014), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Chamber of the CACAF denied APSA’s appeal. On April 26, 2010 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

the AFIP answered the petition of this brief. On May 8, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling. The case file was returned to First Chamber of the National Appeals Court of Contentious Administrative Matters. On June 15, 2012, APSA requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25, 2012. On July 2, 2012, APSA filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, APSA filed a presentation which expressed its interest to maintain the extraordinary appeal. On February 19, 2013, Alto Parana requested the Extraordinary Remedy to be dealt with, and that copy of the judgment passed in the main suit be attached thereto. On the same date APSA lodged a Federal Extraordinary remedy on grounds that the judgment relating to the procedural tax discussed in this ancillary suit ought to be analyzed in consistency with that of the main suit. On April 8, 2013, the Chamber conferred upon AFIP a period to respond to APSA’s Extraordinary Remedy. On November 26, 2013, APSA was served with a ruling dated October 8, 2013 whereby the 1st Chamber of the Appeals Department decided to deny APSA’s May 6, 2010 Extraordinary Remedy, imposing upon APSA the obligation to bear the court costs and fees. On November 18, 2014 the 1st Chamber of the Appeals Department decided to dismiss APSA’s second extraordinary remedy.

2. By way of Resolutions Nos. 952/2000 and 83/03, and within the context of the provisions of Law No. 25,080, the former Secretary for Agriculture, Ranching, Fishing and Foods approved the projects submitted by Alto Paraná S.A. to build an MDF plant (boards) and a sawmill, along with the forestation of several hectares for supplying said industries.

In March of 2005, by way of Note No. 145/05, issued by the Undersecretary for Agriculture, Ranching and Forestation, the exemption to pay exportation duties granted to Alto Paraná S.A. was suspended, as were the exemptions granted to all other companies benefited by this system under Law No. 25,080, a suspension which was implemented as a preventive measure, invoking the need to review the proceedings conducted in the respective case files. After the exhaustion of the administrative procedures, the measure is being argued by the Company before the courts. In said context, on November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Alto Paraná S.A. to continue to enjoy an exemption from paying the exportation duties, provided that it guarantee said duties by taking out warranty insurance. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. Notwithstanding this ruling, the issuance of the ruling on the substantial issues of the matter is still pending. The Company maintains an assignment of funds equivalent to ThU.S.$20,762 in connection to the aforementioned export duties, which is shown under not current provisions.

The export duties paid by the Company while the benefit was suspended were allocated to the results of each financial year. As of this date, the Company has submitted a claim against the National Government demanding the return of ThU.S.$6,555, plus interest accrued as from the serving of process of said claim, amount which corresponds to the Export Duties paid between March of 2005 and March of 2007 as a result of the benefit’s suspension.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

In turn, during April of year 2005, the Secretary for Agriculture, Ranching, Fishing and Foods issued resolution No. 260/2005, requiring that holders of any firms that had received the fiscal benefits granted under Law No. 25,080 should establish guarantees to cover the total amount of any such benefits, considering for such purposes all benefits that had been enjoyed until the date of their establishment. APSA then proceeded to establish the required guarantees, which - as of the date of these financial statements - amount to $136,406,620 (equivalent to ThU.S.$16,181 at December 31, 2014).

APSA believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

3. On November 28, 2008, Alto Paraná S.A. was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency.

With respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner. Currently, the report is in Nº 8 Economic Criminal Court, 16th Secretariat.

On October 2, 2014, a judgment was issued declaring the case extinguished by prescription, therefore the case has been finished.

4. On December 6, 2013, Alto Paraná S.A. was served upon Resolution 803 issued by the Central Bank of the Republic of Argentina (BCRA) on November 22, 2013. By means of such resolution, the BCRA initiated Investigation No. 5581, whereby it is sought to determine the absence of currency inflow and liquidation, and the delayed inflow of currency arising from export operations.

On March 6, 2014, the BCRA notified APSA that it had received the APSA’s response and was opening the case for the presentation of evidence. On June 18, 2014 the BCRA notified the company of the closure of the trial period. On June 26, 2014 APSA presented its answer. On October 6, 2014, the Company received the ruling dated September 30, 2014, issued by the National Criminal and Economic Court No. 8, Secretary No. 16, through which it was notified that the court would analyze the case under case file No. 1330/2014.

As of the date of issuance of these financial statements, in the opinion of the Company’s legal advisors, the likelihood in obtaining a favorable outcome (that is to say, no fines imposed) is high, given the solid defense arguments raised by APSA and the judicial background related to infractions of a similar nature.

Arauco do Brasil S.A.

On November 8, 2012, Brazilian Tax Authorities issued an Infraction Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for alleged unpaid taxes purportedly due by such company for the years 2006 to 2010. In particular, the Tax Authorities (i) objected to the deductibility of certain payments made and expenses incurred (including premium amortization, interest and legal expenses) by Arauco do Brasil between 2005 and 2010 and (ii) alleged that Arauco do Brasil made certain underpayments in respect of the Brazilian Corporate Income Tax (“IRPJ”) and the Brazilian Social Contribution on Net Profits (“CSL”) during 2010.

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Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

On December 11, 2012, Arauco do Brasil filed an objection to cancel the Infraction Notice before the Judgment Office of the Brazilian Revenue Service, first administrative level. As of the date of this annual report, judgment in respect of this objection remains pending. The Company believes that its objection to the Infraction Notice is supported by solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for the Company. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, plus any accrued interest and penalties as of the payment date.

Forestal Arauco S.A. (ex Forestal Celco S.A.)

1. On April 14, 2009, Forestal Celco S.A., now Forestal Arauco S.A., was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda, on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed dilatory exceptions, which pointed to some defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The Court of Appeals confirmed the Civil Court’s ruling. The plaintiff filed cassation appeals before the Supreme Court, and their decision is still pending. The Court of Appeals of Chillán rejected both appeals. Against the latter judgment, the plaintiff filed a cassation appeal on the merits and the form. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on October 11, 2012, under case file No. 7610-2012. The case was heard. The Supreme Court urged the parties to settle, but the parties did not reach an agreement. On March 19, 2014, a settlement was achieved between the plaintiff and the defendant, Forestal Celco S.A., terminating the trial only with regards to these two parties, maintaining the proceedings against Cooperativa Eléctrica Chillán. On May 7, 2014, the Supreme Court decided to cancel the Court of Appeals’ decision and instead ordered the remaining defendant, Cooperativa Eléctrica de Chillán Ltda, to pay plaintiff $1,289,362,828 plus readjustments and interests as indicated by the judgment, a figure which must be discounted by the amounts already paid by Forest Celco S.A. Final Ruling.

2. On January 26, 2011, Forestal Celco S.A., now Forestal Arauco S.A., was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A. The case was filed as Case N°4.860-2010 in the Second Civil Court of Chillán.

On January 10, 2012, the court ruled first instance verdict condemning both defendants to pay the plaintiff jointly the sum of $288,479,831. Both defendants contested the ruling. On June 4, 2013, the Court of Appeals of Chillán revoked the sentence, deciding to reject the claim in all its parts. On June 21, 2013, the plaintiff submitted a Casation Appeal for annulment, based in the inobservance to both procedural and legal provisions. Currently, the declaration of admissibility for these proceedings is pending before the Supreme Court. The case was forwarded to its Excellence the Supreme Court. The Company appeared before the Court on July 10, 2013, under case file No. 4,553-2013. The case was heard. The

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Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Supreme Court urged the parties to settle, but the parties did not reach an agreement. On March 19, 2014, a settlement was achieved between the plaintiff and the defendant, Forestal Celco S.A., terminating the trial only with regards to these two parties, maintaining the proceedings against Cooperativa Eléctrica Chillán Limitada. On May 7, 2014, the Supreme Court decided to cancel the Court of Appeals’ decision and instead ordered the remaining defendant, Cooperativa Eléctrica de Chillán Ltda, to pay plaintiff $205,148,111 plus readjustments and interests as indicates the judgment, figure which must be discounted the already paid by Forest Celco S.A. Final Ruling.

3. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A., now Forestal Arauco S.A., submitted a claim against Forestal Constitución Ltda. and Ms Vitelia Morán Sepúlveda and other 7 natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “Lierencillo” which they call “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return such estate, of 162.7 hectares, plus a damage compensation for the resulting damages, loss of profit and moral damage. On June 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim.

On March 17, 2014, the Court of Appeals of Talca, revoked the first instance sentence upholding the counterclaim for vindication, declaring that the counterclaimants are the sole owners of the Macaco real property, of 61.32 hectares. On April 3, 2014, Forestal Celco S.A. contested the ruling through the submittal of cassation appeals both in consideration to substantial and procedural matters. Currently, the trial is awaiting a decision by the Supreme Court with regards to the admissibility of the submitted appeals. On July 2, 2014, the Supreme Court issued a ruling agreeing to discuss the case in a hearing. (Supreme Court Case File No. 10.840-2014) Pending.

4. On September 11, 2012, Forestal Celco S.A., now Forestal Arauco S.A., was served with a voidance claim regarding the partition award and the purchase and sale agreement dated November 28, 1994, regarding the property called “Loma Angosta”, which occupies an area of 281.89 hectares. As part of the claim, Forestal Celco S.A. was also sued for damages. The lawsuit was filed by Mr Julián Eduardo Rivas Alarcón, on behalf of Mrs Nimia del Carmen Álvarez Delgado, against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. The lawsuit was filed before the Civil and Criminal Court of Quirihue, under docket number C-108-2012.

On August 13, 2013, Forestal Celco S.A. answered the claim, requesting that it be rejected. On June 17, 2014, a term to submit the rejoinder was granted.

On July 3, 2014, Forestal Arauco S.A. submitted a new motion to declare the abandonment of proceedings. The motion is currently pending decision.

5. On January 4, 2013, Forestal Celco S.A. now Forestal Arauco, was served with a civil claim by Sociedad de Transportes Juan y Joel Cea Cares y Compañía Limitada which seeks to terminate the document known as “General Framework Agreement” including damages

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

allegedly brought by Forestal Celco S.A. Period for submision of evidence elapsed. The submission of an expert report requested by the plaintiff is pending. Forestal Arauco requested that the parties be summoned to hear the Court’s ruling, which was denied by the latter due to the fact that the term for the expert to issue its report is still pending. The case was filed as Case N°180-2012 in the Civil Court of Constitución.

On February 11, 2015, the Court issued a ruling summoning the parties to hear judgment before the Court. This ruling is in effect as of this date.

6. On December 21, 2013, Forestal Celco S.A., now Forestal Arauco, was served upon an ordinary damages claim based on tort liability, brought by Mr. Eduardo Alberto Contreras Lagos on behalf of Mrs. Olga Albina Gajardo Domínguez, her spouse Mr. Jorge Leonidas Machuca Vilugrón and their sons, Johnatan David Machuca Gajardo, Walter Eduardo Machuca Gajardo and Brian Esteban Machuca Gajardo, in case docket No. C-7008-2013, before the First Civil Court of Chillán. The plaintiffs demand compensation for the physical and moral damages arising from the fall of a 20 meter tall tree, which allegedly fell on property of the defendant, on their vehicle when they were travelling through Route 160 towards Laraquete in the Eighth Region. This event occurred on January 3, 2010.

On October 30, 2014 a settlement hearing was conducted with no results. Currently the proceedings are in the evidence gathering stage.

7. On September 4, 2013, Forestal Arauco S.A., was notified of a civil damages claim for alleged non-compliance with contractual obligations, filed by Mr. José René Campos Castillo, Ms. Guadalupe del Carmen Gallardo Rivas, Mr. Iván Patricio Campos Gallardo, Ms. Elizabeth del Carmen Campos Gallardo, Mr. Remigio Pedreros Catril, Ms. Rosa Eudolia García Díaz, Mr. Edgardo Remigios Pedreros García, Ms. Marianela Judelina Pedreros García, Mr. Jorge Antonio Petit-Laurent Pries, Ms. Ida Haydeé Sáez Arriagada, Mr. Jaime Antonio Petit-Laurent Sáez and Mr. Víctor Mauricio Petit-Lauren Sáez against Empresa de Transportes y Servicios Forestales Trayenko Ltda. and Forestal Arauco S.A. The claim sought for the defendant companies to be held jointly and severally liable or jointly liable in equal proportions, or in the proportion established by the Court, or in lieu thereof, to hold only the latter company liable for the payment of non-monetary damages suffered by the relatives identified in the claim. Based on the claim, a mechanical failure, among other reasons, resulted in the death of Mr. Víctor Campos Gallardo, Mr. Danilo Pedreros García and Mr. Emilio Joaquín Petit-Laurent Sáez (the driver and occupants of a truck that overturned) due to a traffic accident that occurred on September 10, 2009, in the Curaquilla Intersection, borough of Arauco.

The claim was filed before the Civil Court of Arauco (Case File No. C-371-2013). The case has reached the stage for the submission of evidence. Pending.

8. On October 26, 2012, Forestal Valdivia S.A., now Forestal Arauco S.A., was notified of a restitution suit filed by Mr. Nelson Vera Moraga, Attorney representing the estate of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago. That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, and the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the aforementioned estate is the sole and exclusive owner of two real estate properties whose total surface amounts to 1,210 hectares and are allegedly occupied by Forestal Valdivia S.A. On March 13, 2014, the Court issued a first instance ruling rejecting the claim. On March 31, 2014 the plaintiff appealed the first instance ruling through the submittal of a

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

cassation appeal with regards to procedural aspects to the Court of Appeals of Temuco. Currently the case is being processed by the Court of Appeals of Temuco, File No. 295-2014, and in May 6, 2014, the Court issued the ruling to prepare the case for the hearing. The case is awaiting hearing and decision.

9. On November 17, 2003, Bosques Arauco S.A., now Forestal Arauco S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, who requested the restitution of certain real estate property profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which are allegedly occupied by Bosques Arauco S.A. in blatant disregard of her property interest. On June 6, 2008, the first decision was issued, rejecting the claim. The decision was appealed and the Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, ruling in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the ruling’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant, in addition to compensation for the alleged moral harm personally experienced by her. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the grounds that the alleged harm and suffering was not part of the judicial proceedings and that therefore was not part of the final judgment. This application has not yet been resolved by the court.

On July 10, 2013 Bosques Arauco S.A. appropriated the amount sued for in property damages and on July 15, 2013, the Court recorded that appropriation.

10. In 1999, Bosques Arauco S.A., now Forestal Arauco S.A., was notified of a property recovery claim filed by Ms. Silvia Aurora Escalona Fernández, Mr. Nazario Israel Escalona Fernández and Mr. Carlos Alfonso Escalona Fernández, who demanded the restitution of a portion of land equal to 426.93 hectares located within a larger rural property named Cerro Alto y Las Ánimas, located in the borough of Los Álamos, with a total surface of 505.27 hectares. The claimants have reserved their right to discuss damages for deterioration and products for a later stage in the trial. The claim ultimately requested the court to declare that the claimants are the exclusive and lawful owners of the land named Cerro Alto y Las Ánimas in its entire surface, and, in lieu thereof, in the area determined by the court. The claim was filed before the Civil Court of Lebu, under Case File Number C-16,073-1999. On April 29, 2013, the Court issued its decision wholly dismissing the claim. On June 21, 2013, the claimant appealed the judgment by way of an ordinary appeal and a cassation appeal on formal grounds. (Court of Appeals of Concepción. Court Case File No. 1.229-2013).

On August 18, 2014, the Court of Appeals rejected the remedies and cassation appeal submitted by the plaintiff. The applicant did not challenge the ruling of the Court of Appeals, and consequently the judgment that completely rejected the lawsuit, is firm and enforceable. Case finished.

11. On October 8, 2013, Bosques Arauco S.A., now Forestal Arauco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

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Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013). On November 21, 2013, the claim was answered.

Period for the submittal of evidence expired. An impediment has been claimed regarding the defendant’s witness deposition. The Court upheld the request and granted a special term for such purposes. The defendant’s witness deposition is pending.

The defendant provided all of its testimonial evidence. Simultaneously, the Court of Appeals ordered a hearing for the purposes of appointing experts.

12. On December 21, 2013, Forestal Arauco S.A. was served with an ordinary damages claim based on tort liability, brought by Mr. Eduardo Alberto Contreras Lagos on behalf of Mrs. Olga Albina Gajardo Ortéga, her spouse Mr. Jorge Leonidas Machuca Vilugrón and their sons, Johnatan David Machuca Gajardo, Walter Eduardo Machuca Gajardo, and Brian Esteban Machuca Gajardo, before the First Civil Court of Arauco (Case Docket No. C-500-2013). The plaintiffs demand physical and moral damages arising from the fall of a 20 meter-high tree, which allegedly fell on the defendants’ vehicle when they were travelling through Route 160 towards Larquete in the Eighth Region, which took place on January 3, 2010. Currently the defendant submitted its dilatory defenses, which were upheld, therefore, the plaintiff shall correct the defects present in its claim.

13. On March 25, 2014, Forestal Arauco S.A was notified of a civil claim for compensation of damages in connection to an alleged tort liability, submitted by Mr. Mauricio Chacón Gómez on behalf of Mrs Edita del Carmen Cisterna Fernández, Mr. José Luis Salas Ciestera and Mr. Sergio Hernán Vasquez Muños, in proceedings under File No. C-38-2014 of the Civil Court of Arauco. The plaintiffs request a compensation for the alleged material and moral damages they experienced as a result of the fire that took place on December 21, 2013, in the El Piure, Llico, Rumena and Lavapié sectors of the borough of Arauco, which would have allegedly been originated in the Quinguen estate owned by Forestal Arauco S.A., in the moment in which the company’s staff was performing duties within said estate. On April 14, 2014, the defendant opposed its dilatory defenses. Currently that decisions with regards to the submitted defenses is pending, without the defendant issuing any comments or rebuttal in connection to same, with the expiration of the legal term to do. On June 27, 2014, the Court accepted the opposing dilatory exceptions. The applicant did not challenge the resolution, which should correct the defects in demand.

No procedures have been performed in these proceedings during the past six months, as such the Court ordered that it be archived.

14. On December 9, 2014, 170 former workers of Transportes San Pablo de Curicó Limitada filed a suit against their employer and secondarily and/or joint and severally against Forestal Arauco S.A., claiming that their dismissal was unjustified, requesting severance payments for years of service, plus the 30% surcharge of article 168 of the Labor Code, and additionally with the compensation that replaces the prior dismissal notice. Finally, they are claiming the payment of 16 labor days, worked during the month of November 2014, and the corresponding proportional holidays allegedly owed by their employer Transportes San Pablo de Curicó Limitada plus adjustments, interests and litigation costs. In summary, they are suing Forestal Arauco S.A. as subsidiary liable party for the same amounts.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

On December 23, 2014, the Court was notified of a partial payment carried out by Forestal Arauco, for a sum amounting to $112,204,754.- The claim was answered by Forestal Arauco on January 12, 2015. The Preliminary Hearing scheduled for January 19, 2015 was not conducted. A new date and time will be scheduled. Case file RIT O-1054-2014 of the Labor Court of Concepción.

The Court scheduled the preparatory hearing for March 3, 2015

15. On December 16, 2014, 170 former workers of Transportes San Pablo de Curicó Limitada filed a suit against their employer and secondarily and/or joint and severally against Forestal Arauco S.A., claiming that their dismissal was unjustified, requesting severance payments for years of service, plus the 30% surcharge of article 168 of the Labor Code, and additionally with the compensation that replaces the prior dismissal notice. Likewise, the plaintiffs are also demanding payment of 16 days of work performed during November of 2014 and the corresponding proportional holidays allegedly owed by their direct employer, Transportes San Pablo de Curicó Limitada. Finally, 4 of the claimants are also requesting compensation for labor protection until six months after the termination of their union posts, plus adjustments, interests and expenses.

On December 29, 2014, the Court was notified of a partial payment by Forestal Arauco, for a sum amounting to $110,049,273. The initial claim was answered by Forestal Arauco on January 22, 2015. Preliminary Hearing scheduled for January 29, 2019. Case file RIT O-20-2014 of the Trial Court/Juzgado de Letras of San José de la Mariquina.

The Court scheduled the preparatory hearing for March 13, 2015

16. On January 14, 2015, the Company was served process of a civil damages claim due to alleged non-contractual liability. The claim was lodged by Mr. Ricardo del Carmen Guzmán Reyes who alleged that the actions of Forestal Celco S.A. prevented the former from exploiting his mining properties, given that he could not access land belonging to Forestal Arauco S.A. because it had been planted with forests. The plaintiff seeks direct damages, loss of profits and non-monetary damages. The term for Forestal Arauco S.A. to answer the claim is currently elapsing. The trial is being processed before the Civil Court of Constitución, case file No. C-892-2014.

On February 3, 2015, Forestal Arauco S.A. (formerly Forestal Celco S.A.) answered the claim. On February 11, 2015, the plaintiff submitted a rejoinder and the defendant answered on February 20. Subsequently, on February 23, 2015, the Court summoned the parties to a conciliation hearing. Pending.

17. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, case file number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010

On February 6, 2015, the claim was served on Mr. Cristián Durán Silva, on behalf of Forestal Arauco S.A. On February 12, 2015, the Company filed a motion to annul the service of process based on the fact that Mr. Cristián Durán Silva is not the legal representative of Forestal Arauco S.A. and because the requirements of article 44 of the Civil Procedures Code were not met. The Court granted the plaintiff the legal term to submit its arguments in this regard, issuing a resolution dated February 17 of 2015. Moreover, the Company

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Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

required that proceedings be suspended while this matter was pending decision. The Court forwarded this request to the defendant in order for the latter to submit its arguments within the legal term. In consideration to the foregoing, the Company submitted procedural defenses. Currently, a decision is pending on the annulment request contesting the validity of the notice, as well as the suspension of the procedural suspension and other procedural defenses applied.

18. On February 24 of 2015, Forestal Arauco S.A. was served with an ordinary civil claim for restitution, within the context of a special indigenous procedure, in connection to a portion of real property, which was submitted by Mr. Ricardo Andrés Durán Mococain on behalf of the Ignacio Huilipan indigenous community. Said claim was submitted before the Civil Court of Cañete, in proceedings under Case File C-21-2015. The claim requests the restitution of approximately 97 hectares of land that is registered in the name of Bosques Arauco S.A. (currently Forestal Arauco S.A.), which according to the plaintiff corresponded to part of an indigenous land and that is being materially occupied by Forestal Arauco S.A. (formerly Forestal Celco S.A.) with no title. It additionally requests that the Company be required to compensate all damages and impairment directly and indirectly experienced in the area regarding which restitution is demanded, reserving the right to discuss the type and amount of the award at the eventual ruling, all of the foregoing plus litigation costs. The hearing to hear the defendant’s response and to summon the parties to settlement is currently pending.

Aserraderos Arauco S.A.

On January 30, 2014, Aserraderos Arauco S.A. was served with a damages claim based on alleged tort liability on grounds of shared or combined negligence, lodged by Messrs. Marilyn Jane Medina Fuentes, Griselott Yazmin Villegas Medina, José Manuel Villegas Medina and Yerman Leandro Villegas Medina, surviving spouse and sons, respectively, of the late subcontracted worker Mr. Roberto Villegas Medina, employe of the subcontractor Company Recursos Humanos Sergall Ltda., who passed away on his way to the hospital of Curanilahue as a consequence of an accident that had occurred at the Station located at the Horcones complex (borough of Arauco) in the early morning on February 27, 2010, day of the earthquake that struck the central-southern area of Chile. The lawsuit was brought against Productora de Maderas Paranal Ltda. and Aserraderos Arauco S.A., and seeks the compensation of physical or pecuniary damages (loss of profits), as well as of moral (non-punitive) damages. As a result, in the event that the lawsuit is dismissed, the same is brought against the Asociación Chilena de Seguridad (ACHS). (File C-506-2013 of the Civil Court of Arauco). Currently the proceedings are awaiting a decision with regards to the dilatory defenses submitted by Recursos Humanos Segal Ltda. and the decision of a nullity incident submitted by Asociación Chilena de Seguridad, also awaiting the acknowledgement of the submission of the dilatory exceptions submitted by Asseraderos Arauco S.A. The defendant Aserraderos Arauco S.A. submitted its procedural defenses. The Court transmitted the procedural defenses to the plaintiff. The defendant Asociación Chilena de Seguridad submitted a motion to annul based on the failure to properly notify the claim. Proceedings are suspended until a ruling is issued regarding the motion to annul, after which a decision must be issued regarding the procedural defenses. Pending (Case File No. C-506-2013 of the First Instance and Guarantee Court of Arauco).

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Inversiones Arauco Internacional Ltda.

1. On May 5, 2011, the Chilean Internal Revenue Service (“Chilean IRS”) issued liquidations N° 7 and 8 to Inversiones Arauco Internacional Ltda., objecting the reasonableness and necessity that a compensation payment made by the Company under the framework of partnership and participation in Forestal Cono Sur S.A. of Uruguay, is regarded as a deductible expense.

On May 4, 2012, the Company presented a claim to the Tax Court against liquidations No. 7 and 8. The Inspector issued a report. The Company submitted observations to the report of the Inspector. On April 30, 2014, an order to produce evidence was reported. On May 7, 2014, the Company filed an administrative appeal against the order to produce evidence. On September 26, 2014, acting under transitory article 2 of Law No. 20,322, the Company submitted the claim to the jurisdiction of the new tax and customs courts. The case file has yet to be sent from the SII to the Tax and Customs Court.

Celulosa y Energía Punta Pereira S.A. (joint arrangement)

In May of 2014, Celulosa y Energía Punta Pereira (CEPP), a company belonging to the Montes del Plata Group - a joint arrangement between Arauco and Stora Enso - was notified of the commencement of a series of arbitral proceedings against it, all lodged before the International Chamber of Commerce (ICC) by Andritz Pulp Technologies Punta Pereira S.A., a subsidiary of Andritz AG, claiming a total of approximately € 200 million.

These arbitration proceedings are related to the contracts for the delivery, construction, installation, commissioning and completion - by Andritz - of the main components of the Project for the Montes del Plata Cellulose Plant, located in Punta Pereira, Uruguay.

CEPP has powerful arguments for requesting the dismissal of the aforementioned claims and, in turn, has filed a counterclaim against Andritz based on the latter’s breach of its contractual obligations, requesting a sum of approximately US$110 million (approximately € 87 million).

These arbitration proceedings are in their claim preparation and support phase.

As of the date of issuance of these financial statements, it is the opinion of Montes del Plata’s legal counsel that the probabilities of CEPP needing to make expenditures as a result of this arbitration are low.

Consequently, neither CEPP, nor Arauco, have made any provisions of funds on account of these proceedings.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Provisions recorded as of December 31, 2014 and 2013 are as follow:

	12-31-2014	12-31-2013
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	2,535	9,696
Provisions for litigations	1,765	9,696
Other provisions	770	—
Provisions, non-Current	64,529	24,167
Provisions for litigations	14,273	8,710
Other provisions	50,256	15,457

Total Provisions	67,064	33,863

	12-31-2014
		Other
	Litigations (*)	Provisions (**)	Total
Movements in Provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	18,406	15,457	33,863
Changes in provisions
Increase in existing provisions	9,585	16,782	26,367
Used provisions	(8,951)	—	(8,951)
Increase (decrease) in foreign currency exchange	(818)	(3,324)	(4,142)
Other Increases (Decreases)	(2,184)	22,111	19,927
Total Changes	(2,368)	35,569	33,201
Closing balance	16,038	51,026	67,064

(*)	The increase in legal claims include MU.S.$3.3 corresponding to 50% of provision for trial SACEEM Zona Franca SA, supplier in the construction of the pulp mill in Uruguay (joint agreement).
(**)	In another increase in Other provisions there is ThU.S.$21,549 of provision of export duties.

	12-31-2013
		Other
	Litigations	Provisions	Total
Movements in Provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	13,846	8,614	22,460
Changes in provisions
Increase in existing provisions	12,903	8,575	21,478
Used provisions	(5,183)	—	(5,183)
Increase (decrease) in foreign currency exchange	(3,009)	(1,732)	(4,741)
Other Increases (Decreases)	(151)	—	(151)
Total Changes	4,560	6,843	11,403
Closing balance	18,406	15,457	33,863

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Provisions for litigations are for labor and tax claims whose payment period is uncertain. Other provisions include the liability recognition for investments with net asset deficiency at the end of the reporting period.

NOTE 19. INTANGIBLE ASSETS

	12-31-2014	12-31-2013
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	93,258	99,651
Computer software	18,224	17,004
Water rigths	5,442	5,422
Customer	63,164	70,054
Other identifiable intangible assets	6,428	7,171
Classes of intangible Assets, Gross	137,041	135,790
Computer software	49,109	43,197
Water rigths	5,442	5,422
Customer	74,432	78,800
Other identifiable intangible assets	8,058	8,371
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(43,783)	(36,139)
Accumulated amortization and impairment, intangible assets	(43,783)	(36,139)
Computer software	(30,885)	(26,193)
Customer	(11,268)	(8,746)
Other identifiable intangible assets	(1,630)	(1,200)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2014
	Computer Software	Water Rigths	Customer	Others	TOTAL
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance Changes	17,004	5,422	70,054	7,171	99,651
Additions	9,956	—	—	145	10,101
Amortization	(6,699)	—	(5,040)	(736)	(12,475)

Increase (decrease) in foreign currency conversion	(2,037)	20	(1,850)	(152)	(4,019)
Changes Total	1,220	20	(6,890)	(743)	(6,393)
Closing Balance	18,224	5,442	63,164	6,428	93,258

	12-31-2013
	Computer Software	Water Rigths	Customer	Others	TOTAL
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening Balance	14,467	5,114	77,454	8,199	105,234
Changes
Additions	5,870	19	—	—	5,889
Disposals	(335)	—	—	(4)	(339)
Amortization	(3,917)	—	(5,158)	(761)	(9,836)

Increase (decrease) in foreign currency conversion	912	—	(2,242)	(259)	(1,589)
Others Increases (Decreases)	7	289	—	(4)	292
Changes Total	2,537	308	(7,400)	(1,028)	(5,583)
Closing Balance	17,004	5,422	70,054	7,171	99,651

		Minimun life	Maximum life
Computer Software	Years	3	16
Customer	Years	15	15
Trademark	Years	7	7

The amortization of customer base and computer software is presented in the Consolidated Statements of Income line item Administrative Expenses.

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lower extent of eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.6 million hectares, out of which 1 million hectares are used for forestry planting, 395 thousand hectares are native forest, 183 thousand hectares are used for other purposes and 53 thousand hectares not yet planted.

As of December 31, 2014, the production volume of logs totaled 19.9 million cubic meters (20 million cubic meters as of December 31, 2013).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

These unobservable inputs were developed using the best information available and includes own information of Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net decrease total volume, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•	The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•	Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the fair value of the plantations are recognized in profit or loss in the line item Other income within the consolidated statement of income. Changes in fair value of biological assets were ThU.S.$284,497 at December 31, 2014 (ThU.S.$269,671 at December 31, 2013). As a result of measuring biological assets at its fair value a higher cost of sales of ThU.S.$220,950 at December 31, 2014 (ThU.S.$221,874 at December 31, 2013).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% in Chile, Brazil and Uruguay, and 12% in Argentina.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(119,848)
	-0,5	118,237
Margins (%)	10	405,744
	-10	(405,744)

Differences in valuation of biological assets, in the discount rate and in the margins are recognized in the consolidated statement of income under line items “other income” and “other expenses”, as appropriate.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with Company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in association with Stora Enso, which are recognized in the consolidated financial statements under the equity method of accounting. From 2013, in accordance with IFRS11, Arauco recognizes the assets, liabilities; income and expenses relating to their ownership percentage (see Note 16).

Detail of Biological Assets Pledged as Security

As of December 31, 2014, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Current	307,551	256,957
Non-current	3,538,802	3,635,246
Total	3,846,353	3,892,203

Reconciliation of carrying amount of biological assets

Movement	12-31-2014 ThU.S.$
Opening Balance	3,892,203
Changes in Biological Assets
Additions	132,969
Decreases due to Sales	(39,432)
Decreases due to Harvest	(338,440)
Gain (Loss) arising from changes in Fair Value less Costs to Sale	284,497
Increases (decreases) in Foreign Currency Translation	(44,020)
Loss of forest due to fires	(31,512)
Other Increases (decreases)	(9,912)

Total Changes	(45,850)

Closing Balance	3,846,353

Movement	12-31-2013 ThU.S.$
Opening Balance	3,873,070
Changes in Biological Assets
Additions	161,459
Decreases due to Sales	(10,688)
Decreases due to Harvest	(342,227)
Gain (losses) arising from changes in fair value less costs to sale	269,671
Increases (decreases) in Foreign Currency Translation	(49,405)
Loss of forest due to fires	(7,904)
Other Increases (decreases)	(1,773)
Total Changes	19,133
Closing Balance	3,892,203

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Detail information of disbursements related to the environment

At December 31, 2014 and 2013, Arauco has made and / or has committed the following disbursements by major environmental projects:

12-31-2014		Disbursements undertaken 2014				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,967	Assets	Property, plant and equipment	3,805	2015
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,507	Expense	Administration expenses	5,639	2015
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	5,548	Assets	Property, plant and equipment	233	2015
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	10,520	Assets	Property, plant and equipment	11,805	2015
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	85	Assets	Property, plant and equipment	0	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	6,474	Assets	Property, plant and equipment	3,412	2015
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	266	Assets	Property, plant and equipment	0	—
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	37,540	Expense	Operating cost	0	—
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,551	Assets	Property, plant and equipment	11,712	2015
Alto Paraná S.A.	Construction emisario	In process	13	Assets	Property, plant and equipment	705	2015
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	776	Assets	Property, plant and equipment	4,148	2015
Alto Paraná S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,282	Assets	Property, plant and equipment	6,452	2015

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Paneles Arauco S.A.	Environmental improvement studies	In process	624	Assets	Property, plant and equipment	1,882	2015
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,471	Expense	Operating cost	0	—
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	404	Expense	Administration expenses	0	—
Paneles Arauco S.A.	Environmental improvement studies	In process	5,751	Expense	Administration expenses	264	2015
Forestal Arauco S.A.	Environmental improvement studies	In process	817	Expense	Administration expenses	732	2015
Aserraderos Arauco S.A	Environmental improvement studies	In process	1,416	Assets	Property, plant and equipment	543	2015
Aserraderos Arauco S.A	Environmental improvement studies	Finished	84	Assets	Property, plant and equipment	0	—
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	463	Assets	Property, plant and equipment	600	2015
Celulosa y energía Punta Pereira S.A.	Environmental improvement studies	In process	0	Assets	Property, plant and equipment	140	2015
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	0	Assets	Property, plant and equipment	95	2015
Forestal los Lagos S.A	Environmental improvement studies	In process	208	Expense	Operating cost	240	2015

		TOTAL	81,767			52,407

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

12-31-2013		Disbursements undertaken 2013				Committed Disbursements
		State	Amount	Asset /	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	243	Assets	Property, plant and equipment	925	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	6,524	Assets	Property, plant and equipment	7,620	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	2,293	Assets	Property, plant and equipment	2,024	2014
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,945	Assets	Property, plant and equipment	33	2014
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	21,838	Expense	Operating cost	0	0
Alto Parana S.A.	Construction emisario	In process	8	Assets	Property, plant and equipment	758	2014
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	213	Assets	Property, plant and equipment	1,723	2014
Alto Parana S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,326	Assets	Property, plant and equipment	0	0
Paneles Arauco S.A.	Environmental improvement studies	In process	69	Assets	Property, plant and equipment	0	0
Paneles Arauco S.A.	Environmental improvement studies	In process	218	Expense	Administration expenses	153	2014
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,480	Expense	Operating cost	108	2014
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	317	Expense	Administration expenses	15	2014
Forestal Celco S.A.	Environmental improvement studies	In process	855	Expense	Administration expenses	793	2014
Aserraderos Arauco S.A	Environmental improvement studies	In process	196	Assets	Property, plant and equipment	5,330	2014
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	925	Assets	Property, plant and equipment	1,200	2014
Forestal los Lagos S.A	Environmental improvement studies	In process	217	Expense	Operating cost	209	2014

		TOTAL	39,667			20,891

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

As a result of decreases in demand for sawn timber products due to the economic downturn in years 2008 and 2009, Arauco’s Management decided in December of 2010 to permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coelemu and the remanufacturing plant Lomas Coloradas. Property, plant and equipment related to these facilities were classified held for sale. As of December 31, 2014, Arauco has made sales of these units and remains committed to its plan to sell these assets, although the completion of these sales have been delayed more than expected as the Company is seeking for more favorable offers.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Land	2,976	4,244
Buildings	3,798	3,934
Property, plant and equipment	1,214	2,236
Total	7,988	10,414

As of December 31, 2014 the effect on income related to the sale of held assets for sale is a loss of ThU.S.$486 (profit of ThU.S.$29,137 at December 31, 2013).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

Classification

The following table sets forth the fair value of financial assets and financial liabilities as compared with the carrying amount as of December 31, 2014 and 2013.

Financial Instruments	December 2014		December 2013
Thousands of dollars	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets Current and non Current

Fair value through profit or loss (held for trading)	133,394	133,394	160,183	160,183
Interest Rate Swaps	—	—	—	—
Forward	—	—	696	696
Mutual funds (2)	128,985	128,985	111,435	111,435
Hedging Assets	4,409	4,409	48,052	48,052
Forward foreign exchange	—	—	41	41
Interest rate swaps	—	—	1,962	1,962
Swap foreign exchange	4,409	4,409	46,049	46,049
Loans and Accounts Receivables	1,761,300	1,761,300	1,316,427	1,316,427
Cash and cash equivalents	842,167	842,167	555,777	555,777
Cash	158,002	158,002	155,538	155,538
Time deposits	669,545	669,545	391,588	391,588
Agreements	14,620	14,620	8,651	8,651
Accounts Receivables (net)	762,909	762,909	752,407	752,407
Trades and other receivables	649,924	649,924	578,946	578,946
Lease receivable	153	153	1,099	1,099
Other receivables	112,832	112,832	172,362	172,362
Accounts receivable from related parties	156,224	156,224	8,243	8,243
Other Financial Assets	8,248	8,248	3,119	3,119

Financial Liabilities, Total	5,832,604	6,206,680	5,696,343	5,975,222
Financial Liabilities at amortized cost (3)	5,714,872	6,088,948	5,672,240	5,951,119
Bonds issued denominated in U.S. dollars	2,686,994	2,834,364	2,184,294	2,309,763
Bonds issued denominated in U.F. (4)	971,333	1,038,908	854,297	883,237
Banck Loans in Dollars	1,220,359	1,373,857	1,635,053	1,759,019

Bank borrowing denominated in U.S. dollars	98,856	104,489	259,001	259,505
Financial Leasing	96,995	96,995	89,440	89,440
Government Loans	3,893	3,893	4,408	4,408
Trades and other Payables	630,406	630,406	631,341	631,341
Accounts payable to related parties	6,036	6,036	14,406	14,406
Financial liabilities at fair value through profit or loss	117,732	117,732	24,103	24,103
Interest Rate Swaps	2,677	2,677	0	0
Hedging Liabilities	115,055	115,055	24,103	24,103
Swap	113,956	113,956	23,996	23,996
Forward	151	151	107	107
Options	948	948	0	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Valuation techniques and assumptions applied for the purpose of measuring fair value

The carrying amount of trade and other receivables, trade and others payables, accounts payables related parties, cash and cash equivalents, and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments, and, in the case of trade and other receivables, due to the fact that any loss resulting from its recoverability is already reflected in the provision for impairment losses.

The fair value of non-derivative financial assets and financial liabilities that are not traded in active markets is estimated through the use of discounted cash flows that are calculated using market variables that are observable at the date of the financial statements.

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2014, and 2013.

	December 2014 ThU.S.$	December 2013 ThU.S.$
Bank borrowings - current portion	53,284	70,431
Bonds issued - current portion	430,446	152,922
Total	483,730	223,353

The following table shows the compliance with financial covenants (debt to equity ratio) required by domestic bond indentures:

	December 2014 ThU.S.$	December 2013 ThU.S.$
Financial debt, current	739,515	893,497
Financial debt, non-current	4,338,915	4,132,996
Total	5,078,430	5,026,493
Cash and cash equivalent	(971,152)	(667,212)
Net financial debt	4,107,278	4,359,281
Non-controlling interests	47,606	52,242
Equity attributable to owners of parent	6,767,130	6,992,298
Total equity	6,814,736	7,044,540

Debt to equity ratio	0.60	0.62

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the statement of financial position as of as of December 31, 2014 and December 31 2013:

	December 2014
Thousands of dollars	Current	Non Current	Total
Bonds obligations	430,446	3,227,881	3,658,327
Bank borrowings	273,470	1,045,745	1,319,215
Financial Leasing	31,706	65,289	96,995
Government Loans	3,893	0	3,893
Swap and Forward	2,828	114,904	117,732

Other Financial Liabilities	742,343	4,453,819	5,196,162

Trades and Other Payables	630,406	—	630,406
Related party payables	6,036	—	6,036

Accounts Payable, Total	636,442	—	636,442

Financial Liabilities, Total	1,378,785	4,453,819	5,832,604

	December 2013
Thousands of dollars	Current	Non Current	Total
Bonds obligations	152,922	2,885,669	3,038,591
Bank borrowings	713,292	1,180,762	1,894,054
Financial Leasing	26,949	62,491	89,440
Government Loans	334	4,074	4,408
Swap and Forward	107	23,996	24,103

Other Financial Liabilities	893,604	4,156,992	5,050,596

Trades and Other Payables	630,980	361	631,341
Related party payables	14,406	—	14,406

Accounts Payable, Total	645,386	361	645,747

Financial Liabilities, Total	1,538,990	4,157,353	5,696,343

Financial Assets Measured at Fair Value through Profit or Loss (Held for Trading)

Financial assets measured at fair value through profit or loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value with changes in value recognized in profit or loss. These financial assets are held with the objective of maintaining adequate liquidity levels to meet Arauco’s obligations.

The following table details Arauco’s financial assets measured at fair value through profit or loss:

	December 2014 ThU.S.$	December 2013 ThU.S.$	Period Variation
Fair value through profit or loss (held for trading)	128,985	112,131	15%
Forward	0	696	-100%
Mutual Funds	128,985	111,435	16%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Mutual Funds:

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in local currency or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted by Arauco’s Investment Policy. At the date of these financial statements the Company has increased its position in these instruments compared to December 2013 by 15%.

The following table sets forth the risk classification of mutual funds as of December 31, 2014 and 2013:

	December 2014	December 2013
	ThU.S.$	ThU.S.$
AAAfm	128,833	109,397
AAfm	152	2,038
Total Mutual Funds	128,985	111,435

Hedging Instruments

As of December 31, 2014, Arauco held certain derivatives designated as hedging instruments for cash flow hedge purposes. Specifically, Arauco has designated cross currency swaps as hedging instruments whose fair value was ThU.S.$4,409 for those in an asset position and ThU.S.$113,956 for those in a liability position, which are presented in the consolidated statements of financial position in the line items “other non-current financial assets” and “other non-current financial liabilities”, respectively. Arauco has also designated foreign exchange forwards as hedging instruments whose fair value was ThU.S.$921, which is presented in the consolidated statements of financial position in the line item “other current financial assets”. Changes in fair value during the period have been recognized in other comprehensive income and have been accumulated in equity.

Also there are forwards totaling ThU.S.$1,111 that are currently profitable and ThU.S.$151 that have no current value, which are presented in the Statement of Financial Position under Other Current Financial Assets. Finally we recorded a collar option contract for fuel prices with a fair value of ThU.S.$948 that have no current value.

Nature of Risk

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates, mainly due to balances of assets denominated in U.S. Dollars and liabilities denominated in UF (obligations to the public), which causes mismatches that could affect operating results.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Cross currency swap contracts that Arauco owns at December 31, 2014 are detailed in the following table:

Bond	Institution	Amount U.S.$	Amount UF	Rate US$	Rate UF	Starting date	Ending date	Market Value-US$
F	Deutsche	43,618,307	1,000,000	5.29%	4.25%	10/30/2011	10/30/2021	(5,832,659)
F	JP Morgan	43,618,307	1,000,000	5.23%	4.25%	10/30/2011	10/30/2021	(5,664,479)
J	Corpbanca	42,864,859	1,000,000	5.20%	3.25%	9/1/2010	9/1/2020	(7,124,652)
J	BBVA	42,864,859	1,000,000	5.20%	3.25%	9/1/2010	9/1/2020	(7,124,652)
J	Deutsche	42,864,859	1,000,000	5.25%	3.25%	9/1/2010	9/1/2020	(7,244,256)
J	Santander	42,873,112	1,000,000	5.17%	3.25%	9/1/2010	9/1/2020	(7,059,431)
J	BBVA	42,864,257	1,000,000	5.09%	3.25%	9/1/2010	9/1/2020	(6,847,910)
P	Corpbanca	46,474,122	1,000,000	4.39%	3.96%	5/15/2012	11/15/2021	(7,311,966)
P	JP Morgan	47,163,640	1,000,000	3.97%	3.96%	11/15/2012	11/15/2021	(6,781,898)
F	Deutsche	37,977,065	1,000,000	4.69%	4.25%	4/30/2014	4/30/2019	3,405,955
F	BBVA	38,426,435	1,000,000	5.75%	4.25%	10/30/2014	4/30/2023	(1,016,846)
F	BBVA	38,378,440	1,000,000	5.61%	4.25%	10/30/2014	4/30/2023	(562,270)
F	Santander	37,977,065	1,000,000	5.59%	4.25%	10/30/2014	4/30/2023	4,637
F	BCI	37,621,562	1,000,000	5.54%	4.25%	10/30/2014	4/30/2023	594,603
P	BBVA	42,412,852	1,000,000	5.00%	3.96%	11/15/2013	11/15/2023	(4,506,353)
P	Santander	41,752,718	1,000,000	4.93%	3.96%	11/15/2013	11/15/2023	(3,446,481)
P	Deutsche	41,752,718	1,000,000	4.92%	3.96%	11/15/2013	11/15/2023	(3,412,159)
R	Santander	128,611,183	3,000,000	5.15%	3.60%	10/1/2014	4/1/2024	(21,259,580)
R	JP Morgan	43,185,224	1,000,000	4.84%	3.60%	10/1/2014	4/1/2024	(6,300,824)
R	Corpbanca	43,277,070	1,000,000	4.80%	3.60%	10/1/2014	4/1/2024	(6,262,974)
Q	BCI	43,185,224	1,000,000	3.48%	3.00%	10/1/2014	4/1/2021	(3,171,417)
Q	BCI	43,196,695	1,000,000	3.40%	3.00%	10/1/2014	4/1/2021	(3,024,722)

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Moreover, our results are exposed to changes the price of certain fuels. To minimize the risk we limited the volatility of future cash flows associated with the purchase of oil No. 6 for year 2015 taking a derivative of approximately 674,000 barrels ensures a bounded range of the purchase price.

Hedging Strategy

Considering that Arauco has a high percentage of assets denominated in U.S. Dollars (its functional currency), it is exposed to the risk of exchange rate as it has bonds issued denominated in U.F. (Chilean inflation-indexed, peso-denominated monetary unit). The objective of entering into cross currency swaps is to hedge the variability in cash flows for the U.F. exchange rate, exchanging the cash flows from the bonds issued denominated in U.F., with cash flows in U.S. Dollar at a fixed exchange rate determined at inception of the cross currency swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest rate method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

	December 2014 ThU.S.$	December 2013 ThU.S.$
Loans and Receivables	1,761,300	1,316,427
Cash and cash equivalents	842,167	555,777
Cash	158,002	155,538
Time Deposits	669,545	391,588
Financial Instruments under resale agreements	14,620	8,651
Trade and other receivables	919,133	760,650
Trades and Other receivables	650,077	580,045
Other receivables	112,832	172,362

Accounts receivable from related parties	156,224	8,243

Cash and Cash Equivalents: Includes cash on hand, bank checking accounts balances and time deposits. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The following table sets forth the cash and cash equivalents balances classified by currency as of December 31, 2014 and 2013.

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$

Cash and Cash Equivalents	971,152	667,212
US Dollar	877,418	534,575
Euro	8,114	4,681
Other currencies	62,381	86,073
Chilean Pesos	23,239	41,883

Time Deposits and Repurchase Agreements:

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established when there is objective evidence that Arauco will not receive payments under the original sale terms. Provisions are made when the customer is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

Accounts receivable from related parties: Represent enforceable rights for Arauco generated in the ordinary course of business, in which Arauco owns a non-controlling interest in the ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2014 and December 31, 2013:

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Trades and other current receivables	731,908	711,678
US Dollar	464,219	446,386
Euros	72,353	33,072
Other currencies	98,130	113,399
Chilean Pesos	96,241	117,827
U.F.	965	994

Accounts receivable from related parties, current	4,705	8,243
US Dollar	0	135
Other currencies	1,998	3,654
Chilean Pesos	2,707	4,454

Trade and other non-current receivables	31,001	40,729
US Dollar	26,773	35,743
Chilean Pesos	3,591	3,226
U.F.	637	1,760

Accounts receivable from related parties, non-current	151,519	0
Others Currencies	151,519	0

The following table summarizes Arauco’s categories of financial assets at the end of each reporting period:

	December 2014 ThU.S.$	December 2013 ThU.S.$
Financial Assets	1,894,694	1,475,914
Fair value through profit or loss	128,985	111,435
Mutual Funds	128,985	111,435
Hedging Assets	4,409	48,052
Loans and receivables	1,761,300	1,316,427

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

		December	December	December	December
		2014	2013	2014	2013
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		5,714,872	5,672,240	6,088,948	5,951,119
Bonds Issued	U.S. Dollar	2,686,994	2,184,294	2,834,364	2,309,763
Bonds Issued	U.F.	971,333	854,297	1,038,908	883,237
Bank borrowings	U.S. Dollar	1,220,359	1,784,339	1,373,857	1,759,019
Bank borrowings	Other currencies	98,856	109,715	104,489	259,505
Government Loans	U.S. Dollar	3,893	4,408	3,893	4,408
Financial Leasing	Other currencies	93,540	85,019	93,540	85,019
Financial Leasing	Chilean Pesos	3,449	4,354	3,449	4,354
Financial Leasing	U.S. Dollar	6	67	6	67
Trades and Other Payables	U.S. Dollar	188,074	229,621	188,074	229,621
Trades and Other Payables	Euro	44,887	7,434	44,887	7,434
Trades and Other Payables	Other currencies	62,162	63,500	62,162	63,500
Trades and Other Payables	Chilean Pesos	332,948	328,370	332,948	328,370
Trades and Other Payables	U.F.	2,335	2,416	2,335	2,416
Related party payables	U.S. Dollar	1,612	2,893	1,612	2,893
Related party payables	Chilean Pesos	4,424	11,513	4,424	11,513

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of December 31, 2014 and 2013 are as follows:

	December 2014
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	739,515	4,338,915	5,078,430
Trade and other payables	630,406	—	630,406
Related Party Payables	6,036	—	6,036
Total Financial Liabilities Measured at Amortized Cost	1,375,957	4,338,915	5,714,872

	December 2013
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	893,497	4,132,996	5,026,493
Trade and other payables	630,980	361	631,341
Related Party Payables	14,406	—	14,406
Total Financial Liabilities Measured at Amortized Cost	1,538,883	4,133,357	5,672,240

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities Measured at Fair Value

At the closing date, Arauco did not hold rate swap as financial liabilities at fair value through profit or loss.

The table below sets forth Arauco’s categories of financial liabilities at the end of each reporting period:

Financial Liabilities	December 2014 ThU.S.$	December 2013 ThU.S.$
Total Financial Liabilities	5,832,604	5,696,343
Financial liabilities at fair value through profit or loss (held for trading)	2,677	0
Hedging Liabilities	115,055	24,103
Financial Liabilities Measured at Amortized Cost	5,714,872	5,672,240

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Cash Flow Hedges Amounts Recognized in Other Comprehensive Income

The following table sets forth the reconciliation of cash flow hedges presented in Other Comprehensive Income:

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Opening balance	(21,507)	(46,016)
Fair value gains (losses) arising during the year	(137,559)	(22,677)
Exchange differences of bonds hedged	80,807	50,875
Finance costs	13,524	7,591
Settlements during the period	949	(5,880)
Deferred taxes	10,764	(5,400)
Closing balance	(53,022)	(21,507)

Effect in Profit or Loss

The following table sets forth the net gains/losses and impairment losses recognized in the statement of income on financial instruments:

		Net Gain (loss)		Impairment
	Financial Instrument	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Assets
Financial assets measure at fair value through profit or loss	Swap	0	3,035
	Forward	3,894	993
	Mutual Funds	3,598	1,718
	Total	7,492	5,746	—	—

Loans and Receivables	Fix terms deposits	10,189	8,819
	Resale agreements	1,443	1,383
	Trades and Other receivables	—	—	(2,681)	2,138
	Total	11,632	10,202	(2,681)	2,138

Hedges Instruments	Cash flow swap	(13,524)	(5,880)
	Total	(13,524)	(5,880)

Liabilities
At amortized cost	Bank loans	(33,466)	(29,259)
	Bond issued obligations	(186,334)	(170,268)
	Total	(219,801)	(199,527)	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2014, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	Fair Value	Fair value hierarchy levels
Thousands of dollars	December 2014	Level 1	Level 2	Level 3
Financial assets measured at fair value
Swap (Assets)	4,409	0	4,409	0
Forward	0	0	0	0
Mutual Funds	128,985	128,985	0	0
Financial liabilities measured at fair value
Swap (Liabilities)	116,633	0	116,633	0
Forward (Liabilities)	151	0	151	0
Options (Liabilities)	948	0	948	0

To value Level 2 instruments, primarily related to foreign currency swaps, the present value of the future cash flows calculated, in this case being the future cash of UF and U.S. Dollars. To discount the future cash flows, the zero coupon discount rate for UF and U.S. is utilized. In each case, price quotes from Bloomberg are used.

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

			Coverage Ratio equal to or
	12-31-2014	12-31-2013	greater than 2.0	Debt to equity ratio(1)
Instrument	ThU.S.$	ThU.S.$	times	<= 1,2
Domestic bonds	971,333	854,297	N/A	✓
Bilateral BBVA Bank Loan	45,105	75,186	✓	✓
Crédito Bilateral Scotiabank	0	199,398	✓	✓
Other Credits	830,197	1,176,869	No reservations are required
Foreign bonds	2,686,994	2,184,294	No reservations are required
Flakeboard credit with Arauco warranty	149,613	149,286	✓	✓
Syndicate Loan	298,193	297,723	✓	✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of December 31, 2014 and 2013, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2014, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA -	—	AA -
Foreign bonds	BBB -	BBB	Baa3	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of December 31, 2014 and 2013 is as follows:

Thousands of dollars	12-31-2014	12-31-2013
Equity	6,814,736	7,044,540
Bank borrowings	1,323,108	1,898,462
Financial leasing	96,995	89,440
Bonds issued	3,658,327	3,038,591

Capital	11,893,166	12,071,033

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure payment compliance with bank borrowings or bonds issued, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables. Furthermore, credit risk also arises for time deposits, repurchase agreements and mutual funds.

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Aserraderos Arauco S.A., Paneles Arauco S.A., Forestal Arauco S.A., Alto Paraná S.A. and Arauco do Brasil S.A. as well as domestic sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Co Ltd., Flakeboard America Ltd., Alto Paraná S.A. (and subsidiaries), Celulosa

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Arauco S.A, Aserraderos Arauco S.A, Paneles Arauco S.A and Arauco do Brasil S.A.. Arauco contracts its insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 4, 2012). The insurance policies cover 90% of the amount invoiced with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco gives several types of guarantees, such as mortgages, pledges, standby letters of credit, certificates of deposit, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation. The procedure to issue a guarantee is established in the Arauco’s Guarantee Policy, which has the purpose of controlling the accounting, maturity and valuation of such guarantees.

As of December 2014, the total amount of guarantees given was US$137 million which is summarized in the following table. The procedure of guarantees is regulated by the Politics of Arauco’s Guarantees which aims to control the accounting, the maturity and the valuation of these.

Guarantees Arauco Group
Guarantees Debtors	108,821,493	79%
Certificate of deposits	5,212,238	5%
Standby	24,722,000	23%
Promissory notes	55,237,805	51%
Finance	10,061,730	9%
Mortgage	6,621,369	6%
Pledge	1,566,351	1%
Promissory notes	5,400,000	5%
Guarantees Creditors	28,592,959	21%
Certificate of deposits	20,262,126	71%
Standby	628,309	2%
Promissory notes	2,619,519	9%
Mortgage	3,400,955	12%
Pledge	1,318,184	5%
Term deposit	358,118	1%
Deposit	5,749	0.02%

Total Guarantees	137,414,452	100%

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

As of December 31, 2014, Arauco’s consolidated revenues from sales were ThU.S.$5,328,665 of which 62.20% correspond to credit sales, 29.07% to sales with letters of credit, and 8.73% to other classes of sales.

As of December 31, 2014, of the trade receivables balance of ThU.S.$660.352 that had agreed term of sales, 56.70% corresponded to credit sales, 41.89% to sales with letters of credit and 1.41% to other classes of sales, distributed among 2,236 customers. The customer with the largest open account outstanding did not exceed 2.39% of total.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Arauco has not entered into any refinancing or renegotiations with its customers which involve amendments to the invoice due, and if necessary, any renegotiation of debt with a customer will be analyzed on a case by case basis and approved by the Corporate Finance Department.

The receivables covered by credit insurance and collateral were 99.3%. Therefore, Arauco’s credit risk exposure of its portfolio is 0.7%.

Secured Open Account Receivables
	ThU.S.$	%
Total open account receivables	374,441	100.0
Secured Receivables	371,820	99.3
Unsecured Receivables	2,621	0.7

(*)	Secured receivables are defined as the amount of trade receivables that are covered by credit insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

	December 2014 ThU.S.$	December 2013 ThU.S.$
Current Receivables

Trades receivables	649,892	577,868
Financial lease receivables	136	969
Other Debtors	81,880	132,841
Net subtotal	731,908	711,678

Trades receivables	660,352	586,506
Financial lease receivables	213	969
Other Debtors	89,864	140,042
Gross subtotal	750,428	727,517

Provision for doubtful trade receivables	10,460	8,638
Provision for doubtful lease receivables	77	—
Provision for doubtful other debtors	7,984	7,201
Subtotal Bad Debt	18,520	15,839

Non Current Receivables

Trades receivables	32	1,078
Financial lease receivables	17	130
Other Debtors	30,952	39,521
Net Subtotal	31,001	40,729

Trades receivables	32	1,078
Financial lease receivables	17	130
Other Debtors	30,952	39,521
Gross subtotal	31,001	40,729

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

The following table sets forth the reconciliation of changes in the allowance for doubtful accounts as of December 31, 2014 and 2013:

	12-31-2014	12-31-2013
	ThU.S.$	ThU.S.$
Opening balance	8,637	12,972
Impairment losses recognized on receivables	2,081	101
Reversal of impairment losses	(258)	(4,436)
Closing balance	10,460	8,637

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Corporate Finance Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth, in the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly to Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain domestic and international credit ratings made by the principal credit rating agencies, and of their financial position over the past five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation of the letter of credit is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from customers who have accumulated past due amounts of a defined percentage of the debt and/or customers who at the time of product delivery have exceeded their credit limit or whose credit limit has expired.

Of total trade receivables as of December 31, 2014, 95.51% are current (i.e. non-past due), 0.31% are between 1 and 30 days past due, 0.39% are between 30 and 60 days past due, 0.18% are between 61 and 90 days past due, 0.11% are between 91 and 120 days past due, 0.03% are between 121 and 150 days past due, 0.10% are between 151 and 180 days past due, 0.03% are between 180 and 210 days past due, 0.05% are between 211 and 250 days past due, and 3.31% are more than 250 days past due.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2014

December 31, 2014
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	630,681	2,042	2,546	1,188	735	168	666	173	298	21,856	660,352

%	95.51%	0.31%	0.39%	0.18%	0.11%	0.03%	0.10%	0.03%	0.05%	3.31%	100.00%

Financial deterioration in sections
Días	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	-26	0	0	-40	78	-432	0	-11	3	-10,031	-10,460

%	0.25%	0.00%	0.00%	0.39%	-0.75%	4.13%	0.00%	0.11%	-0.03%	95.90%	100.00%

December 31, 2013

December 31, 2013
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	513,393	63,458	630	1,278	392	0	257	0	90	7,008	586,506

%	87.53%	10.82%	0.11%	0.22%	0.07%	0.00%	0.04%	0.00%	0.02%	1.19%	100.00%

Financial deterioration in sections
Días	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	5	0	-9	8	1	15	-55	211	-34	-8,780	-8,638

%	-0.06%	0.00%	0.11%	-0.09%	-0.0074%	-0.17%	0.64%	-2.44%	0.39%	101.63%	100.00%

Arauco has recognized provisions for doubtful accounts on trade receivables for a total of U.S.$7.02 million over the last five years which represents 0.31% of total revenues from sales during that five-year period.

Provisions for doubtful accounts of trade receivables as a percentage of total revenues from sales
	2014	2013	2012	2011	2010	Last 5 years
Percentage of impairment losses	-0.0097%	0.0090%	0.01%	0.15%	0.01%	0.031%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during the year 2014 was ThU.S.$1,276, which represents 53.68% of the total provisioned assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management.

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates of collaterals received.

In May 2013, Arauco updated its Corporate Credit Policy.

Regarding the credit risk of time deposits, repurchase agreements and mutual funds, Arauco has in place a policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities that Arauco and its subsidiaries are authorized to invest in.

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and broker/dealers of mutual funds), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendency of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2014 and 2013. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

December 31, 2014:

				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective rate	Nominal rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - Estados Unidos	—	30,433	61,919	60,644	55	—	—	30,433	122,618	Maturity	Libor + 1.35%	Libor + 1.35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	30,105	—	15,154	—	—	—	—	30,105	15,154	(i) semmiannual; (k) semmiannual from 2011	Libor 6 monthly + 0.2%	Libor 6 monthly + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	9,063	9,000	9,000	—	—	—	—	18,063	9,000	(i) semmiannual; (k) semmiannual from 2011	Libor 6 monthly + 0.2%	Libor 6 monthly + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	22	299,223	—	—	—	—	22	299,223	Maturity	1.42%	1.42%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro - Argentina	—	75	—	146	—	—	—	75	146	Maturity	15.25%	15.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia - Argentina	—	469	468	—	—	—	—	469	468	Maturity	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	128	—	6,281	7,123	7,095	7,115	6,551	128	34,164	Maturity	Libor + 1.80%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,189	—	5,096	4,866	4,637	4,407	15,324	2,189	34,330	Maturity	Libor + 2.05%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	48,487	—	70,569	67,723	64,876	62,030	194,683	48,487	459,882	semmiannual	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	6,267	—	10,612	10,382	10,153	9,923	37,397	6,267	78,467	semmiannual	Libor + 2.05%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	645	—	20,273	21,115	21,087	21,107	20,545	645	104,126	semmiannual	Libor + 1.80%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	324	—	—	—	—	—	—	324	—	Maturity	Libor + 2.05%	Libor + 2.05%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	9,119	3,015	—	—	—	—	—	12,134	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	10,110	25,088	—	—	—	—	—	35,198	—	Maturity	Libor + 1.75%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	2,505	—	—	—	—	—	2,505	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC - Uruguay	1,201	—	—	—	—	—	—	1,201	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	5,062	5,003	—	—	—	—	—	10,065	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Heritage	—	1,356	—	—	—	—	—	1,356	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	20,111	—			—	—	20,111	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	32	—	1	62	—	—	—	32	63	Maturity	2.50%	2.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	101	—	—	—	—	—	—	101	—	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	2,266	3,220	—	—	—	—	—	5,486	—	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	140	—	177	17	1	—	—	140	196	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	—	6,473	—	—	—	—	—	6,473	—	Maturity	9.80%	9.80%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	37	—	—	—	—	—	—	37	—	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	136	—	11,319	—	—	—	—	136	11,319	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	28	—	—	—	—	—	—	28	—	Monthly	4.50%	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	26	—	6	—	—	—	—	26	6	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	253	—	183	26	1	—	—	253	210	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	—	8,972	—	—	—	—	—	8,972	—	Maturity	1.41%	1.41%
—	Arauco Do Brasil S.A.	Real	Banco Santander	166	—	18,865	—	—	—	—	166	18,865	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	50	—	32	5	—	—	—	50	37	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	62	—	14	114	—	—	—	62	128	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Fdo. Desenvolvimiento Econom. - Brasil	51	—	—	62	—	—	—	51	62	Monthly	0.00%	0.00%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	12	—	1	1	26	—	—	12	28	Maturity	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	56	—	—	—	—	172	—	56	172	Maturity	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	7	—	—	—	—	23	—	7	23	Maturity	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	11,825	—	—	—	—	93	—	11,825	93	Maturity	5.50%	5.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Votorantim	—	6	107	78	14	—	463	6	662	Maturity	0.50%	0.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Safra	109	—	—	—	—	350	—	109	350	Maturity	0.60%	0.60%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	7,430	—	—	—	—	—	7,430	—	Maturity	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	10,369	—	—	—	—	—	10,369	—	Maturity	6.50%	6.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	70	—	—	429	—	316	—	70	745	Maturity	6.00%	6.00%
—	Arauco Forest Brasil S.A.	Real	Banco Itau - Brasil	158	—	13	41	—	—	—	158	54	Maturity	4.75%	4.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	46	—	107	78	14	2,508	—	46	2,707	Monthly	8.80%	8.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	12	5	—	403	—	6	420	Maturity	3.30%	3.30%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	—	6	107	78	14	—	311	6	510	Maturity	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	2	276	276	276	276	1,318	2	2,424	Maturity	7.91%	7.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	1	187	187	187	187	853	1	1,601	Maturity	8.91%	8.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	89	89	89	89	555	4	909	Maturity	6.55%	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	1	—	235	235	235	235	1,032	1	1,974	Maturity	10.11%	10.11%
—	Arauco Forest Brasil S.A.	Real	Banco do Brasil - Brasil	1,145	—	—	—	—	—	—	1,145	—	Maturity	9.80%	9.80%
—	Arauco Forest Brasil S.A.	Real	Banco John Deere	305	—	—	—		—	—	305	—	Maturity	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	24	—	537	537	537	537	8,912	24	11,058	Maturity	7.91%	7.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	17	—	363	363	363	363	5,469	17	6,919	Maturity	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	61	—	172	172	172	172	4,589	61	5,276	Maturity	6.55%	6.55%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	22	—	457	457	457	457	6,240	22	8,069	Maturity	10.11%	10.11%

			Total	139,916	133,554	531,856	175,310	110,288	110,762	304,242	273,470	1,232,458

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

				Maturity							Total
Tax ID	Name	Currency	Name Country Bonds	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,992	11,949	11,949	11,949	36,494	305,191	1,992	377,534	(i) semmiannual; (k) maturity	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	2,181	—	9,160	9,160	9,160	9,160	211,959	2,181	248,599	(i) semmiannual; (k) maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	1,027	8,038	8,038	8,038	8,038	262,316	1,027	294,469	(i) semmiannual; (k) maturity	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	604	—	2,417	12,676	22,482	21,878	31,683	604	91,137	(i) semmiannual; (k) maturity	2.98%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	1,810	—	7,241	7,241	7,241	7,241	314,074	1,810	343,039	(i) semmiannual; (k) maturity	3.58%	3.57%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	1,004	17,213	277,349	—	—	—	1,004	294,562	(i) semmiannual; (k) maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	36,250	36,250	532,713	—	15,205	641,463	(i) semmiannual; (k) maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	2,734	—	9,375	134,189	—	—	—	2,734	143,564	(i) semmiannual; (k) maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	373,848	—	—	—	—	—	373,848	—	(i) semmiannual; (k) maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	20,000	425,291	8,889	505,291	(i) semmiannual; (k) maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	549,617	11,215	644,617	(i) semmiannual; (k) maturity	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,937	—	22,500	22,500	22,500	22,500	601,109	9,937	691,109	(i) semmiannual; (k) maturity	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,992	11,949	11,949	11,949	36,494	305,191	1,992	377,534	(i) semmiannual; (k) maturity	4.24%	4.25%

			Total	52,575	377,871	167,894	563,104	161,371	681,774	2,701,241	430,446	4,275,384

				Maturity							Total
Tax ID	Name	Currency	Name Country Other Loans	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	3,785	—	—	—	—	—	3,785	—	Maturity	—	4.30%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	108	—	—	—	—	—	108	—	Maturity	—	1.80%

			Total	0	3,893	0	0	0	0	0	3,893	0

				Maturity							Total
Tax ID	Name	Currency	Name Country Lease	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	979	2,089	883	883	485	—	—	3,068	2,250	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Scotiabank	982	2,945	3,897	3,897	3,108	—	—	3,927	10,902	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Estado	259	777	1,024	1,024	1,789	—	—	1,036	3,836	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	3,241	9,904	9,011	9,011	7,097	—	—	13,145	25,119	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco BBVA	2,102	7,325	6,822	6,822	7,187	—	—	9,427	20,830	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	222	609	799	799	557	—	—	831	2,154	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Chile	66	200	88	88	23	—	—	266	198	Monthly	—	—
—	Arauco Colombia S.A.	U.S. Dollar	Banco BBVA	—	3		—	—	—	—	3	—	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	—	3		—	—	—	—	3	—	Monthly	—	—

			Total	7,851	23,855	22,522	22,522	20,246	0	0	31,706	65,289

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2013:

				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan – United States	—	—	433	94,304	60,649	—	—	433	154,953	Maturity	—	Libor + 1.35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA – United States	—	15,186	15,000	45,541	—	—	—	30,186	45,541	(i) semiannual; (k) semiannualy from 2011	—	Libor 6 months + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	—	9,111	9,000	27,000	—	—	—	18,111	27,000	(i) semiannual; (k) semiannualy from 2011	—	Libor 6 months + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	50,153	—	—	—	—	—	—	50,153	—	Maturity	—	0.58%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	—	—	50,013	—	—	—	—	50,013	—	Maturity	—	0.43%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	—	50,051	—	—	—	—	—	50,051	—	Maturity	—	0.37%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	—	199,398	—	—	—	—	199,398	—	Maturity	—	1.69%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	—	45	302,148		—	—	45	302,148	Maturity	—	1.42%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	30,004	—	—	—		—	—	30,004	—	Maturity	—	0.19%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado	—	—	40,013	—		—	—	40,013	—	Maturity	—	0.51%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	—	—	40,009	—		—	—	40,009	—	Maturity	—	0.41%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Santander - Chile	—	30,005	—	—		—	—	30,005	—	Maturity	—	0.29%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro - Argentina	—	4,757	—	—	—	—	—	4,757	—	Maturity	—	25.75%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	125	6,134	—	—	—	—	—	6,259	—	Maturity	—	26.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Santander	3,217	—	—	—	—	—	—	3,217	—	Maturity	—	24.75%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia - Argentina	48	3,067	—	—	—	—	—	3,115	—	Maturity	—	26.00%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	4,696	—	—	—	—	—	—	4,696	—	Maturity	—	23.00%
—	Alto Parana S.A.	Argentine Pesos	Banco BBVA - Argentina	72	6,134	—	—	—	—	—	6,206	—	Maturity	—	19.40%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro - Argentina	2	—	95	—	288	—	—	97	288	Maturity	—	15.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia - Argentina	—	—	409	818	—	—	—	409	818	Maturity	—	15.25%
—	Forestar Cono Sur S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	—	5,037	—	—	—	—		5,037	—	Maturity	—	Libor + 1.75%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	—	1,288	—	—	—	—	18,780	1,288	18,780	Maturity	—	Libor + 2.05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	—	—	—	—	—	24,935	—	—	24,935	Maturity	—	Libor + 1.80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Finnish Export Credit	—	24,906	20,852	137,880	128,615	117,230	130,526	45,758	514,250	semiannual	—	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	—	3,199	1,970	27,841	27,326	25,487	34,786	5,169	115,440	semiannual	—	Libor + 2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Dnb Nor Bank	—	325	—	—	—	—	—	325	—	Maturity	—	Libor + 2.05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	—	—	—	13,840	53,619	52,522	—	—	119,980	semiannual	—	Libor + 1.80%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	—		12,047	—	—	—	—	12,047	—	Maturity	—	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	—	61	20,065	—	—	—	—	20,126	—	Maturity	—	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	—	2,506	—	—	—	—	2,506	—	Maturity	—	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC - Uruguay	1,201	—	—	—	—	—	—	1,201	—	Maturity	—	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	55	—	10,005	—	—	—	—	10,060	—	Maturity	—	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	lloyds Bank	—	1,358	—	—	—	—	—	1,358	—	Maturity	—	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	—	20,090	—		—	—	20,090		Maturity	—	Libor + 2.00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	37	—	—	3	107	—	—	37	110	Maturity	—	2.50%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	59	—	—	—	—	—	—	59	—	Monthly	—	6.80%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	137	—	—	120	—	—	—	137	120	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	160	—	—	417	—	—	—	160	417	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	6,683	—	—	—	—	—	—	6,683	—	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	42	—	—	44	—	—	—	42	44	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	—	135		13,303	—	—	—	135	13,303	Maturity		8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	54	—	—	33	—	—	—	54	33	Monthly	—	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	29	—	—	39	—	—	—	29	39	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	223	—	—	447	—	—	—	223	447	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	65	—	—	129	—	—	—	65	129	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	2,036	—	—	—	—	—	—	2,036	—	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Santander	—	188		22,172	—	—	—	188	22,172	Maturity	—	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	57	—	—	109	—	—	—	57	109	Maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	71	—	—	29	200	—	—	71	229	Maturity	—	5.50%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	58	—	—	—	121	—	—	58	121	Monthly	—	0%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	14	—	—	3	44	—	—	14	47	Maturity	—	2.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	—	9,332	—	—	—	—	9,332	—	Maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco HSBC - Brasil	—	1,334	—	—	—	—	—	1,334	—	Maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Itau - Brasil	246	—	—	247	—	—	—	246	247	Maturity	—	4.50%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	52	—	—	651	274	2,844	—	52	3,769	Monthly	—	8.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	25	6	403	—	6	433	Maturity	—	3.30%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	2	—	—	—	—	555	2	555	Maturity	—	7.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	1	—	—	—	—	333	1	333	Maturity	—	8.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	—	—	—	—	289	4	289	Maturity	—	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	—	1	—	—	—	—	369	1	369	Maturity	—	10.11%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	—	27	—	2,168	2,168	10,448	—	27	14,784	Maturity	—	7.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	—	18	—	1,465	1,465	6,433	—	18	9,363	Maturity	—	8.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	58	—	—	694	694	4,767	—	58	6,156	Maturity	—	6.55%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	—	21	—	1,847	1,847	7,368	—	21	11,062	Maturity	—	10.11%

			Total	99,664	162,346	451,282	693,315	277,423	252,437	185,638	713,292	1,408,812

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	0 to 1 month ThU.S.	1 to 3 months ThU.S.	3 to 12 months ThU.S.	1 to 3 years ThU.S.	3 to 5 years ThU.S.	5 to 7 years ThU.S.	More than 7 years ThU.S.	Current ThU.S.	Non Current ThU.S.	Type of Amortization	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	14,756	—	—	—		14,756	—	(i) semiannual; (k) Maturity	4.02%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,180	26,165	26,165	24,381	349,987	2,180	426,700	(i) semiannual; (k) Maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	88,717	663	—	—	—	—	—	89,380	—	(i) semiannual; (k) Maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,387	—	20,058	20,058	242,063	—	2,387	282,178	(i) semiannual; (k) Maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P		—	1,125	17,601	17,601	17,601	278,324	1,125	331,126	(i) semiannual; (k) Maturity	3.96%	3.96%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	—	1,004	34,425	276,829	—	—	1,004	311,254	(i) semiannual; (k) Maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	—	72,500	72,500	531,942	—	15,205	676,942	(i) semiannual; (k) Maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2nd Issuance	—	2,734	—	18,750	134,122	—	—	2,734	152,872	(i) semiannual; (k) Maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5th Issuance	—	—	—	—	—	—	—	—	—	(i) semiannual; (k) Maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6th Issuance	—	—	4,047	379,608	—	—	—	4,047	379,608	(i) semiannual; (k) Maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	—	40,000	40,000	40,000	404,475	8,889	524,475	(i) semiannual; (k) Maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	—	47,500	47,500	47,500	524,486	11,215	666,986	(i) semiannual; (k) Maturity	4.77%	4.75%

			Total	124,026	5,784	23,112	656,607	634,775	903,487	1,557,272	152,922	3,752,141

				Maturity							Total
Tax ID	Name	Currency	Name - Country Others Loans	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	—	—	3,956	—	—	—	—	3,956	Maturity	—	4.70%
—	Flakeboard Company Limited	U.S. Dollar	Fednor (industry Canada)	—	—	65		—	—	—	65	—	Maturity	—	0.00%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	—	269	118	—	—	—	269	118	Maturity	—	1.80%

			Total	—	—	334	4,074	—	—	—	334	4,074

				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 years ThU.S.$	3 to 5 years ThU.S.$	5 to 7 years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	499	802	2,970	6,936	635	—	—	4,271	7,571	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Scotiabank	284	568	2,557	6,819	4,577	—	—	3,409	11,396	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Estado	9	18	81	216	126	—	—	108	342	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	1,124	2,249	9,123	20,742	6,246	—	—	12,496	26,988	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco BBVA	462	925	4,162	11,953	936	—	—	5,549	12,889	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	15	76	585	1,530	1,230	—	—	676	2,760	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Chile	26	51	301	451	89	—	—	378	540	Monthly	—	—
—	Flakeboard Company Limited	U.S. Dollar	Automotive Leases	—	—	62	5	—	—	—	62	5		—	—

			Total	2,419	4,689	19,841	48,652	13,839	—	—	26,949	62,491

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Guarantees provided

As of the date of these financial statements, Arauco has financial assets of approximately ThU.S.$71 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2014, the total assets pledged as an indirect guarantee were ThU.S.$1,066. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to ThU.S.$454,000 and the Finnevera Guaranteed Facility Agreement in the amount of up to ThU.S.$900,000. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor

Celulosa Arauco y Constitución S.A.	Guarantee Letter	—	Chilean Pesos	230	Dirección General del Territorio Marítimo y de Marina Mercante

Celulosa Arauco y Constitución S.A.	Insurance policy	—	Chilean Pesos	313	Bank Estado Chile

Celulosa Arauco y Constitución S.A.	Insurance policy	—	Chilean Pesos	133	Bank Estado Chile
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	329	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	128	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil + Guarantee Letter AISA	—	US Dollar	361	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property, plant and equipment	US Dollar	3,391	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	1,129	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	57,719	BNDES
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	121	BNDES
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	907	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	200	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	167	BNDES

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	483	Bank John Deere S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	166	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	214	Bank HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	116	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	1,254	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	557	Bank Do Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	247	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	481	Bank ABC Brasil S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property, plant and equipment	US Dollar	251	Bank ABC Brasil S.A.

Arauco Florestal Arapoti S.A.	Equipment	Property, plant and equipment	US Dollar	484	Bank Itaú BBA S.A.

Arauco Florestal Arapoti S.A.	Equipment	Property, plant and equipment	US Dollar	1,129	Bank Votorantim S.A.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	660	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	157	Minera Spence S.A.

				70,789

INDIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor

Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	US Dollar	624,368	Joint ventures-Uruguay

Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	150,000	Flakeboard (Canadá)

Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	270,000	Alto Paraná (bondholders)

Celulosa Arauco y Constitución S.A.	Letter of guarantee	—	Brazilian Real	22,023	Arauco Forest Brasil and Mahal (Brazil)

		Total		1,066,391

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the currency risk over the EBITDA and Net Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income after tax +/- 2.98% (equivalent to ThU.S.$ +/- 15,123), and +/- 0.13% of assets (equivalent to ThU.S.$ +/- 9,074).

The main financial instrument subject to the risk in exchange rate as of December 2013 corresponded to domestic bonds issued denominated in UF and that were not hedged with cross currency swaps described in the hedge accounting disclosures. As of December 31, 2014 these bonds are covered by foreign exchange swap.

	December 2014	December 2013

Bonds Issued in UF (P Series) (*)	—	3,000,000

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions at the closing date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.19% (equivalent to ThU.S.$827) and a change on the equity of +/- 0.01% (equivalent to ThU.S.$827).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2014, 16.2% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest, rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.01% (equivalent to ThU.S.$+/- 61) and +/- 0.001% (equivalent to ThU.S.$+/- 36) on equity.

Thousands of dollars	December 2014	Total

Fixed rate	4,244,146	83.6%
Bonds issued	3,658,327
Bank borrowings (*)	484,931
Financial leasing	96,995
Variable rate	834,284	16.4%
Bonds issued	—
Loans with Banks	834,284
Total	5,078,430	100.0%

Thousands of dollars	December 2013	Total
Fixed rate	3,933,546	78.3%
Bonds issued	3,038,591
Bank borrowings (*)	801,107
Financial leasing	89,440
Variable rate	1,092,947	21.7%
Bonds issued	—
Loans with Banks	1,092,947
Total	5,026,493	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of December 31, 2014, revenue due to pulp sales accounted for 41% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of +/- 14.6% (equivalent to U.S.$243 million), on the income after tax and +/- 28% (equivalent to U.S.$192 million) and +/- 1.6% (equivalent to U.S.$115 million) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

The main products that generate revenue for each operating segment are described as follows:

•	Pulp: The main products sold by this operating segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold by this operating segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this operating segment includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•	Forestry: This operating segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other operating segment.

Pulp

The Pulp operating segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 39 countries, mainly in Asia and Europe.

Panels

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 17 industrial plants: 5 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.6 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Sawn Timber

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 3 million cubic meters of sawn wood.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.6 million hectares, of which 1 million hectares are used for plantations, 395 thousand hectares for native forests, 183 thousand hectares for other uses and 53 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

A summary of financial information of assets, liabilities, profit or loss for each operating segment is presented in the tables below:

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	2,334,338	962,158	148,473	1,850,861	32,835	0	5,328,665	0	5,328,665
Revenues from transactions with other operating segments	50,015	3	457,527	10,065	34,327	0	551,937	(551,937)	0

Finance income	0	0	0	0	0	30,772	30,772	0	30,772
Finance costs	0	0	0	0	0	(246,473)	(246,473)	0	(246,473)
Net finance costs	0	0	0	0	0	(215,701)	(215,701)	0	(215,701)

Depreciation and amortizations	185,121	31,856	14,145	109,731	3,901	8,680	353,434	0	353,434
Sum of significant income accounts	5,442	161	321,971	882	0	0	328,456	0	328,456

Sum of significant expense accounts	0	0	31,513	0	0	0	31,513	0	31,513

Profit (loss) of each reportable segment	440,367	156,921	177,974	147,927	13,885	(500,184)	436,890	0	436,890

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	0	0	0	0	0	6,958	6,958	0	6,958
Joint ventures	0	0	0	3	0	520	523	0	523

Income tax expense	0	0	0	0	0	(155,935)	(155,935)	0	(155,935)

Geographical information on revenues
Revenue – Chilean entities	2,017,129	891,340	83,779	573,940	471	0	3,566,659	0	3,566,659
Revenue – Foreign entities	317,209	70,818	64,694	1,276,921	32,364	0	1,762,006	0	1,762,006
Total Ordinary Income	2,334,338	962,158	148,473	1,850,861	32,835	0	5,328,665	0	5,328,665

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets (*)

Acquisition of property,plant and equipment and biological assets	303,918	14,388	178,748	112,365	1,489	1,127	612,035	0	612,035

Acquisition and contribution of investments in associates and joint venture	0	0	0	1,882	0	0	1,882	0	1,882

Segment Cash Flows
Cash Flows from (used in) Operating Activities	340,858	172,288	280,835	218,272	6,496	(33,574)	985,175	0	985,175

Cash flows (used in) investing activities	(310,125)	(4,997)	(78,409)	(113,321)	(1,489)	(146,817)	(655,158)	0	(655,158)
Cash flows from (used in) Financing Activities	(52,631)	0	83,975	11,623	0	(50,852)	(7,885)	0	(7,885)
Net increase (decrease) in Cash and Cash Equivalents	(21,898)	167,291	286,401	116,574	5,007	(231,243)	322,132	0	322,132

(*)	Other than financial instruments, deferred tax assets, post-employment benefit assets rights arising under insurance contracts.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,206,856	621,258	5,436,050	2,127,633	34,344	1,362,504	14,788,645	(41,191)	14,747,454

Investments accounted through equity method
Associates	0	0	174,782	5,830	0	126,460	307,072	0	307,072
Joint Ventures	0	0	0	0	0	18,973	18,973	0	18,973
Segment liabilities	341,498	71,867	171,951	230,687	13,385	7,103,330	7,932,718	0	7,932,718

Geographical information on non-current assets (**)
Chile	2,633,773	294,387	3,480,005	598,456	80	205,774	7,212,475	74	7,212,549
Foreign countries	1,796,802	16,433	1,288,915	842,288	25,535	424,217	4,394,190	0	4,394,190
Non-current assets, Total	4,430,575	310,820	4,768,920	1,440,744	25,615	629,991	11,606,665	74	11,606,739

(**)	non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	2,180,756	829,924	160,490	1,940,860	33,470	0	5,145,500	0	5,145,500
Revenues from transactions with other operating segments	47,879	21	1,090,254	12,121	31,376	0	1,181,651	(1,181,651)	0

Finance income	0	0	0	0	0	19,062	19,062	0	19,062
Finance costs	0	0	0	0	0	(232,843)	(232,843)	0	(232,843)
Net finance costs	0	0	0	0	0	(213,781)	(213,781)	0	(213,781)

Depreciation and amortizations	163,135	22,293	12,711	88,657	3,959	7,892	298,647	0	298,647
Sum of significant income accounts	6	0	302,388	35	0	0	302,429	0	302,429
Sum of significant expense accounts	0	7,880	8,546	15,639	0	0	32,065	0	32,065

Profit (loss) of each reportable segment	378,527	129,874	143,709	201,999	469	(436,001)	418,577	0	418,577

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	0	0	0	0	0	5,657	5,657	0	5,657
Joint ventures	0	0	0	(519)	0	1,122	603	0	603

Income tax expense	0	0	0	0	0	(130,357)	(130,357)	0	(130,357)

Geographical information on revenues
Revenue – Chilean entities	1,937,934	753,029	88,785	607,825	181	0	3,387,754	0	3,387,754
Revenue – Foreign entities	242,822	76,895	71,705	1,333,035	33,289	0	1,757,746	0	1,757,746
Total Ordinary Income	2,180,756	829,924	160,490	1,940,860	33,470	0	5,145,500	0	5,145,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets (*)

Acquisition of property, plant and equipment and biological assets	427,838	11,296	255,692	167,998	1,012	685	864,521	0	864,521

Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	0	0	0	0

Segment Cash Flows

Cash Flows from (used in) Operating Activities	428,462	109,735	186,167	237,081	5,340	(69,065)	897,720	0	897,720

Cash flows (used in) investing activities	(424,984)	(10,109)	(97,780)	(180,551)	(1,012)	26,816	(687,620)	0	(687,620)

Cash flows from (used in) Financing Activities	0	0	(42,094)	0	0	34,318	(7,776)	0	(7,776)

Net increase (decrease) in Cash and Cash Equivalents	3,478	99,626	46,293	56,530	4,328	(7,931)	202,324	0	202,324

(*)	Other than financial instruments, deferred tax assets, post-employment benefit assets rights arising under insurance contracts.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2013	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Segment assets	5,001,425	634,626	5,533,875	2,169,687	46,451	1,148,087	14,534,151	(40,756)	14,493,395

Investments accounted through equity method
Associates	0	0	186,628	4,467	0	135,341	326,436	0	326,436
Joint Ventures	0	0	0	0	0	22,976	22,976	0	22,976
Segment liabilities	271,115	62,677	183,269	247,959	15,965	6,667,870	7,448,855	0	7,448,855

Geographical information on non-current assets (**)
Chile	2,670,703	311,408	3,613,663	572,750	34	243,394	7,411,952	625	7,412,577
Foreign countries	1,658,451	19,545	1,395,725	1,018,608	28,043	152,125	4,272,497	0	4,272,497
Non-current assets, Total	4,329,154	330,953	5,009,388	1,591,358	28,077	395,519	11,684,449	625	11,685,074

(**)	non-current assets other than financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

	Geographical area
2014	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	3,566,659	436,525	481,275	774,804	69,402	5,328,665
Non-current Assets	7,212,549	990,761	1,273,507	380,080	1,749,842	11,606,739

	Geographical area
2013	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	3,387,754	492,017	498,773	754,394	12,562	5,145,500
Non-current Assets	7,412,577	998,235	1,249,266	411,277	1,613,719	11,685,074

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Roads to amortize current	77,359	53,815
Prepayment to amortize (insurance + others)	23,407	26,278
Recoverable taxes (Relating to purchases)	68,778	105,275
Other current non financial assets	8,184	3,596
Total	177,728	188,964

Non current non-financial assets	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Roads to amortize, non-current	91,871	112,505
Guarantee values	3,489	3,349
Recoverable taxes (Relating to purchases)	3,102	6,025
Other non-current non financial assets	2,632	3,173
Total	101,094	125,052

Current non financial liabilities	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
Provision of minimum dividend (1)	99,160	75,695
ICMS tax payable	19,020	23,532
Other tax payable	15,297	16,911
Other Current non financial liablilities	2,839	8,905
Total	136,316	125,043

(1)	Provision includes a minimum dividend of subsidiary minority.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

Non current non financial liabilities	12-31-2014 ThU.S.$	12-31-2013 ThU.S.$
ICMS tax payable	56,815	73,093
Other non-current non financial liablilities	5,181	7,761
Total	61,996	80,854

NOTE 26. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net income when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net income as of December 31, 2014 and 2013 in order to determine the provision of 40% of the distributable net income for each year:

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 12-31-2014	431,958
Adjustments:
Biological Assets
Unrealized gains/losses	(278,884)
Realized gains/losses	237,272
Deferred income taxes	9,354
Total adjustments	(32,258)
Distributable Net Income at 12-31-2014	399,700

Distributable Net Profit ThU.S.$
Net income attributable to owners of parent at 12-31-2013	385,657
Adjustments
Biological Assets
Unrealized	(269,671)
Realized	221,874
Deferred income taxes	9,170
Total adjustments	(38,627)
Distributable Net Income at 12-31-2013	347,030

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2014

Amounts in thousands of U.S. dollars, except as indicated

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

The line “Other current non-financial liabilities” included in the Consolidated Balance Sheet as of December 31, 2014 in the amount of ThU.S.$136,316, represents a total of ThU.S.$98,072, which corresponds to the provision of minimum dividend recorded for the period 2014 of the parent company, deducting the interim dividend of ThUS$61,808 which was paid on December, 2013.

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-December
Earnings (losses) per share	2014 ThU.S.$	2013 ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	431,958	385,657
Weighted average of number of shares	113,159,655	113,159,655
Basic earnings per share (in US$ per share)	3.82	3.41

NOTE 27. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these Consolidated financial statements for the period between January 1 and December 31, 2014 was approved by the Board of Directors of Arauco at the Extraordinary Session No.521 held on March 5, 2015.

Subsequent to December 31, 2014, and until the date of issuance of these financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Celulosa Arauco y Constitución S.A. Fourth Quarter 2014 Results March 6th, 2015

Interim Review Fourth Quarter 2014 Results

March 6th, 2015

3	Highlights
4	Income statement analysis
9	Review by business segment
11	Balance sheet analysis
13	Financial ratios
14	Fourth quarter and subsequent events
15	Financial statements

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

CONFERENCE CALL

Friday, March 13th, 2015

10:00 Santiago time

09:00 Eastern time (New York)

Please Dial:

+1 (877) 374 8415 from USA

+1 (412) 317 6776 from other countries

Password: Arauco

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Interim Review Fourth Quarter 2014 Results

March 6th, 2015

HIGHLIGHTS

•	Arauco’s revenues reached US$ 1,380.8 million during the fourth quarter of 2014, a 2.4% increase compared to the US$ 1,348.6 million obtained in the third quarter of 2014

•	During the fourth quarter of 2014, Adjusted EBITDA reached US$ 334.1 million, an increase of 6.9% compared to the US$ 312.4 million obtained during the third quarter of 2014

•	Arauco’s net income for the fourth quarter of 2014 reached US$ 113.8 million, an increase of 25.8% or US$ 23.4 million compared to the US$ 90.4 million obtained in the third quarter of 2014

•	For the year 2014 CAPEX reached US$ 612.0 million, a decrease of 29.2% or US$ 252.5 million compared to the US$ 864.5 million during the year 2013

•	Net Financial Debt / LTM(1) Adjusted EBITDA ratio decreased from 3.6x in the third quarter of 2014 to 3.2x in this quarter

KEY FIGURES

In U.S. Million	Q4 2014	Q3 2014	Q4 2013	QoQ	YoY	FY 2014	FY 2013	YoY Acum

Revenues	1,380.8	1,348.6	1,260.3	2.4%	9.6%	5,328.7	5,145.5	3.6%
Cost of Sales	(987.4)	(940.5)	(873.4)	5.0%	13.1%	(3,654.1)	(3,557.2)	2.7%
Gross Margin	393.4	408.2	387.0	-3.6%	1.7%	1,674.5	1,588.3	5.4%
Operating Income (2)	112.9	129.8	112.0	-13.0%	0.8%	580.9	520.0	11.7%
Net income	113.8	90.4	42.7	25.8%	166.7%	436.9	418.6	4.4%
Adjusted EBITDA	334.1	312.4	232.1	6.9%	43.9%	1,272.2	1,143.4	11.3%
Adjusted EBITDA Margin	24.2%	23.2%	18.4%	4.4%	31.4%	23.9%	22.2%	7.4%
LTM(1) Adj. EBITDA	1,272.2	1,170.2	1,143.4	8.7%	11.3%	1,272.2	1,143.4	11.3%
LTM Adj. EBITDA Mg	23.9%	22.5%	22.2%	6.3%	7.4%	23.9%	22.2%	7.4%
CAPEX	134.0	107.6	209.5	24.5%	-36.1%	612.0	864.5	-29.2%
Net Financial Debt	4,107.3	4,182.4	4,359.3	-1.8%	-5.8%	4,107.3	4,359.3	-5.8%
Net Financial Debt / LTM Adj. EBITDA	3.2x	3.6x	3.8x	-9.7%	-15.3%	3.2x	3.8x	-15.3%

(1)	LTM = Last Twelve Months
(2)	Operating income = Gross margin – Distribution costs – Administrative expenses

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Interim Review Fourth Quarter 2014 Results

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INCOME STATEMENT ANALYSIS

Revenues

Arauco’s revenues for the fourth quarter of 2014 reached US$ 1,380.8 million, 2.4% higher than the US$ 1,348.6 million obtained during the third quarter of 2014. Compared to the US$ 1,260.3 million obtained in the fourth quarter of 2013, sales were 9.6% higher, mainly explained by a 20.6% increase in total sales of our pulp business, 16.9% increase in sales of our sawn timber business, and partially offset by a 3.2% decrease in our panels sales.

The main change during this quarter was in our Pulp division due to an improvement of volume sales (a 14% increase QoQ) after a weak third quarter that included the summer season in Europe and an increase in sales from Montes del Plata.

On the other hand, the decrease in prices is explained by long fiber pulp, where Arauco has approximately 60% of its installed capacity. Some producers took advantage of the depreciation of their local currency to offer important discounts. Such was the case of the Russian Ruble. Producers from that country sold their long fiber production to Chinese buyers with strong price cuts. This situation affected market prices, including those of Arauco. On the contrary, in short fiber we had price increases both in Europe and Asia.

Our Panels division’s revenues fell 6.1% explained by lower average prices and volumes. The main markets that explain these drops during the fourth quarter are Brazil and North America. In Brazil, there were lower prices and less sales of MDF and PBO by around 9.5% in the fourth quarter, after of the recovery during the third quarter. In North America, that had a good performance during the third quarter, we adjusted volumes in order to avoid an oversupply of MDF given that supply increased from competitors.

Sales by Business Segment Q4 2014

In U.S. Million	Q4 2014		Q3 2014		Q4 2013

Pulp (*)	621.0	45.0%	565.3	41.9%	514.7	40.8%
Panels (*)	458.9	33.2%	488.8	36.2%	474.0	37.6%
Sawn Timber (*)	252.3	18.3%	255.1	18.9%	215.8	17.1%
Forestry	40.3	2.9%	31.6	2.3%	46.8	3.7%
Others	8.2	0.6%	7.9	0.6%	9.0	0.7%

Total	1,380.8	100.0%	1,348.6	100.0%	1,260.3	100.0%

(*)	Pulp, Panels and Sawn Timber division sales include energy

The main variances by business segment during this quarter were:

QoQ	Net Sales	Price	Volume
Pulp	9.9%	-2.5%	14.1%
Panels	-6.1%	-2.8%	-4.5%
Sawn Timber	-1.1%	-3.3%	2.3%

(*)	Pulp, Panels and Sawn Timber division sales include energy

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Interim Review Fourth Quarter 2014 Results

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Cost of Sales

For the fourth quarter of 2014 Cost of Sales reached US$ 987.4 million, 5.0% higher than the US$ 940.5 million obtained during the third quarter of 2014. Compared to the US$ 873.4 million obtained in the fourth quarter of 2013, Cost of sales were 13.1% higher. As the Montes del Plata pulp mill continued its ramp up, accordingly we have registered additional costs of sale. Also, other factors that explain the increase in costs of sale are the 14.1% increase in our pulp volume sales.

In terms of costs by concept, our main increase was in Raw Materials and Indirect Costs, with a US$ 49.3 million increase, followed by Depreciation & Amortization (+ US$ 24.3 million) and Chemicals (+ US$ 10.7 million). These increases were partially offset by lower costs of wood and forestry services (- US$ 41.2 million).

During the fourth quarter the maintenance stoppage at Constitución, Valdivia and Alto Paraná mills had a negative effect in costs of bleached softwood pulp division. We had an increase in unitary cost of sales for bleached softwood pulp and a decrease for bleached hardwood pulp of 1.7% and 4.0% respectively, when compared to the third quarter of 2014.

Other Relevant Items:

•	Other operating income: An increase of US$ 59.4 million QoQ mainly explained by the gain from the sale of 11,000 hectares of plantations in Chile

•	Distribution Costs and Administrative Expenses: Stood relatively stable. Distribution costs and administrative expenses increased in 2.2% (US$ 3.1 million) and decreased 0.7% (US$ 1.0 million) respectively. As a percentage of revenues, both items combined were 20.3%, also similar to the 20.6% in the third quarter

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Interim Review Fourth Quarter 2014 Results

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Net Income

Net income for the fourth quarter of 2014 was US$ 113.8 million, an increase of 25.8% or US$23.4 million compared to the US$ 90.4 million obtained in the third quarter of the year.

Compared to the same quarter in 2013, Net income was 166.7% or US$ 71.1 million higher. This is mainly explained by an increase of 48.2% or US$ 44.6 million in other income and the decrease of other operating expenses of 44.6% or US$ 28.5 million.

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Production

During the fourth quarter of 2014, our Pulp production was 851 thousand Adt, a 1.8% decrease compared to the 867 thousand Adt produced in the previous quarter. This was mainly due to a programed maintenance stoppage at Constitución, Valdivia and Alto Paraná mills, partially offset by an increase of our 50% of Montes del Plata’s production by 31 thousand Adt, during its ramp up stage. Compared to the fourth quarter of 2013, production volume increased 27.4% in our pulp division mainly explained by the new production of Montes del Plata and lower production during the fourth quarter of 2013 due to a longer than expected maintenance Stoppage of Nueva Aldea mill.

Production volume in our Panels division was 1,302 thousand m3, 5.1% or 70 thousand m3 lower than the previous quarter, mainly due to production adjustments in North America. The main reason behind this production adjustment was to mitigate an oversupply, given an increase in supply from competitors. Compared to the same period last year, our panel’s production increased 1.8%.

The production volume from our Sawn timber division remained stable, with a 0.3% increase or 2 thousand m3, compared to the 727 thousand m3 in the previous quarter. Compared to the last quarter of 2013, production decreased 0.5%.

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Adjusted EBITDA

Adjusted EBITDA for the fourth quarter of 2014 was US$ 334.1 million, 6.9% or US$ 21.7 million higher than the US$ 312.4 million reached during the previous quarter. In terms of Adjusted EBITDA by business, during the fourth quarter of the year we had an increase in our Pulp and Forestry divisions of 17.1% and 18.0% respectively, partially offset by a 39.1% and 0.3% decrease in our Panels and Sawn Timber division respectively. The increase in EBITDA of our Pulp division is mainly due to higher sales, while the decrease in our Panel’s division is mainly explained by lower revenues of US$ 29.9 million. Another reason for this increase is explained by the gain from the sale of 11,000 hectares of plantations in Chile in December.

Adjusted EBITDA for the fourth quarter of 2014 was higher by 43.9% or US$ 102.0 million when compared with the US$ 232.1 million reached in the same period of 2013.

Adjusted EBITDA

In U.S. Million	Q4 2014	Q3 2014	Q4 2013	QoQ	YoY	FY 2014	FY 2013	YoY Acum
Net Income	113.8	90.4	42.7	25.8%	166.7%	436.9	418.6	4.4%
Financial costs	69.0	67.4	56.1	2.3%	22.9%	246.5	232.8	5.9%
Financial income	-14.7	-8.6	-4.2	72.0%	247.6%	-30.8	-19.1	61.4%
Income tax	40.5	31.4	45.3	28.8%	-10.7%	155.9	130.4	19.6%
EBIT	208.6	180.7	139.9	15.4%	49.1%	808.5	762.7	6.0%
Depreciation & amortization, others (*)	109.3	87.7	77.8	24.6%	40.5%	384.9	317.6	21.2%
EBITDA	317.8	268.5	217.7	18.4%	46.0%	1,193.5	1,080.4	10.5%
Fair value cost of timber harvested	93.3	97.7	78.6	-4.5%	18.7%	353.3	320.9	10.1%
Gain from changes in fair value of biological assets	-84.0	-66.8	-67.1	25.7%	25.3%	-284.5	-269.7	5.5%
Exchange rate differences	7.0	13.1	3.0	-46.4%	135.2%	10.0	11.8	-15.6%
Adjusted EBITDA	334.1	312.4	232.1	6.9%	43.9%	1,272.2	1,143.4	11.3%

(*)	FY 2014 includes a provision for forestry losses due to fire of US$ 31.5 million, and FY 2013 includes US$ 19.0 million in amortization of Investment in temporary forestry roads.

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REVIEW BY BUSINESS SEGMENT

1- Pulp Division

Market trends we were viewing during the third quarter began to change during the fourth quarter, with less demand for long fiber and a more balanced market in short fiber –despite the extra supply that came with the start up the Montes del Plata mill in Uruguay. This situation is in line with changes in inventory levels worldwide. In long fiber there was a four day increase respect to the previous quarter and a four day increase compared to one year ago, standing at 31 days. In short fiber inventory levels stood at 36 days, a drop by two days respect to the third quarter and two days compared to December 2013. Supply and demand balance in short fiber is explained by mill shutdowns in Europe and North America. The aggregate capacity of these mills were partially offset by that of new mills such as Montes del Plata. Furthermore, the price differential we have seen during several months between long fiber and short fiber has continuously triggered substitution of long fiber with short fiber at levels that will vary depending on the type of paper produced and the technology used. Another factor that may be affecting demand for short fiber is substitution of recycled fiber. In mature markets there is less supply of recycled fiber or substitution has reached maximum levels. In part this happens because certain electronic devices replace the use of printing and writing paper, which are in general the main source of high quality recycled fiber. Recycled paper prices have reached levels that are inconvenient, and are substituted by virgin fibers, especially short fiber, for example in tissue paper.

In Asia, short fiber prices grew by approximately 5% and bleached long fiber dropped by 3.5%. This situation stretched the price differential down to nearly US$100 from a peak of US$150-160. In the Asian markets the increased supply of long fiber from Russian producers is what most affected prices. This is the only market where Russian producers are competitive, especially in China where almost all of its long fiber is sold. Ilim is Russia’s most important producer, and is under substantial pressure to sell its production from its new line which has been operational for over a year.

In Europe we saw the same trend but smoother in both fiber grades. Short fiber increased by approximately 2.7% and long fiber dropped roughly 2.5%. In this case the main driver of this trend is the shift of short fiber volume to other more profitable markets, in particular, Asia and North America in the case of Brazilian producers. In long fiber it is the opposite situation: Asian markets are less profitable hence European long fiber producers export less. European paper producers continue with very low margins or no margin at all, which makes difficult to raise prices.

In the Middle East short fiber prices increased and the market began to show more activity in order to accumulate inventory at low price levels. This brings a positive effect on prices but not necessarily adds more effective shipping volumes given that producer’s inventory levels seem to be low. The North American market was very active in short fiber imports, especially because of high demand in the tissue paper market. The rest of America was stable, with good demand but with increasingly more import options from different origins which is reflected with more competitive prices.

During this quarter production was normal and there were only programmed maintenance stoppages in our Valdivia and Constitucion mills. Our Montes del Plata mill in Uruguay is reaching designed capacity levels with production rates near 90%.

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Interim Review Fourth Quarter 2014 Results

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2- Sawn Timber Division

Markets where Arauco participates with solid Wood products had a positive behavior during year 2014, with a healthy demand that permitted to improve the sales mix and prices, as compared to year 2013. Asian markets, in particular, Japan, South Korea and China followed this positive behavior. During the fourth quarter there were some small adjustments given higher inventory levels in New Zealand logs particularly in China, however, demand kept strong.

Respect to the North American market, despite the Housing Starts index (a relevant index in our industry) did not show a significant improvement compared to year 2013, our solid wood moldings business grew both in volume and prices, giving evidence of a stable market environment.

The Middle East was another market that had a positive quarter, maintaining good sales volume levels during the year with small price increases.

Finally, Chile and the rest of Latin America had a good demand, which allowed an increase in market share and to achieve sales mix targets.

3- Panels Division

During 2014 our plywood business had an increase in sales. Our Nueva Aldea plywood mill increased its production volume, and despite the entrance of new capacity such as Nueva Aldea among other mills, there was a stable price scenario in all of our export markets, particularly USA, Mexico and Oceania.

Also, we had good sales levels in particleboard from our Teno mill, which reached its design production capacity. We achieved an increase in sales of value-added products in Chile and in the rest of Latin America. Overall in 2014 we had strong demand of particleboard and melamine products in Arauco North America.

The main reason for the drop in sales of Panels for year 2014 was weak sales of MDF in all markets during the first half of the year. This drop was stronger in the Brazilian market, where we had to decrease production and prices on average were lower. But during the second half of the year the Brazilian market improved. In order to mitigate an oversupply in the North American market, we had to adjust production. Exports from Argentina decreased mainly because of more competition.

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Interim Review Fourth Quarter 2014 Results

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BALANCE SHEET ANALYSIS

Cash

Our cash position stood at US$ 971.2 million at the end of this fourth quarter. Main movements during this quarter was the payment in December of a pre-export financing loan of US$ 100 million, and dividends for US$ 62.9 million. Also, we received US$ 91 million from the sale of non-core land and plantations in the same month. Our operating activities provided US$ 234.3 million in cash.

Financial Debt

Arauco’s financial debt as of December 31, 2014 reached US$ 5,078.4 million, a decrease of 1.5% or US$ 76.2 million when compared to September 30, 2014. During this quarter we paid a Pre export financing loan due in December for US$ 100 million.

Our net financial debt decreased 1.8% or US$ 75.1 million when compared with September 2014.

FINANCIAL DEBT

	December	September	December
US$ million	2014	2014	2013

Short term financial debt	739.5	796.1	893.5
Long term financial debt	4,338.9	4,358.5	4,133.0
TOTAL FINANCIAL DEBT	5,078.4	5,154.6	5,026.5
Cash and cash equivalents	971.2	972.2	667.2
NET FINANCIAL DEBT	4,107.3	4,182.4	4,359.3

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Our Leverage, measured as Net Debt/ LTM Adj. EBITDA, had an important decrease this quarter and stood at 3.2 times. This reflects both a decrease in Net debt and an improvement of Adj. EBITDA.

(*)	UF is a Chilean monetary unit indexed to inflation. This portion does not consider the effect of debt in UF swapped to US Dollars

Financial Debt Profile

In 2015 we have US$ 370 million due in a Yankee bond, and US$ 309 million in bank loans (including accrued interests) and leasing. The US$ 309 million include US$ 140 million from Montes del Plata, US$ 54 million from Arauco do Brasil, US$ 48 million from a bilateral loan in Chile and US$ 30 million from a portion of Flakeboard’s long term debt.

*	Short term debt Includes accrued interest

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FINANCIAL RATIOS

FINANCIAL RATIOS

	Q4 2014	Q3 2014	Q4 2013	FY 2014	FY 2013
Profitability
Gross margin	28.5%	30.3%	30.7%	31.4%	30.9%
Operating margin	8.2%	9.6%	8.9%	10.9%	10.1%
LTM(1) Adjusted EBITDA margin	23.9%	22.5%	22.2%	23.9%	22.2%
ROA (EBIT / Total Assets)	5.6%	4.9%	4.0%	5.4%	5.4%
ROE (Net Income / Equity)	6.7%	5.1%	2.4%	6.4%	5.9%

Leverage
LTM Interest Coverage Ratio (EBITDA / Financial Costs)	5.2x	5.0x	4.9x	5.2x	4.9x
Net Financial Debt / LTM EBITDA	3.2x	3.6x	3.8x	3.2x	3.8x
Total Financial Debt / Total Capitalization(2)	42.7%	42.9%	41.6%	42.7%	41.6%
Net Financial Debt / Total Capitalization	34.5%	34.8%	36.1%	34.5%	36.1%
Total Financial Debt / Shareholders’ Equity	75.0%	75.6%	71.9%	75.0%	71.9%
Net Financial Debt / Shareholders’ Equity	60.7%	61.3%	62.3%	60.7%	62.3%

(1)	LTM = Last Twelve Months
(2)	Capitalization = Total financial debt + Equity

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FOURTH QUARTER AND SUBSEQUENT EVENTS

Environmental Impact Statement for Arauco’s dissolving pulp project was approved

The Environmental Assessment Service (SEA) unanimously approved the Environmental Impact Statement submitted by Arauco, in order to convert the Valdivia mill in a dissolving pulp producer. This initiative will allow Arauco to be the first company in Chile to produce this kind of pulp.

The investment for this project is approximately US$ 185 million. The project will provide the flexibility to produce either dissolving pulp or bleached kraft pulp. In addition will increase the power generation approximately in 15 MW.

Dissolving pulp is mainly used in the manufacturing of viscose, which is used in the production of fabric items and personal care items, specially clothing.

Sale of non-core forestry land and plantations

Forestal Arauco, our main forestry subsidiary, sold in December nearly 11,000 hectares of productive land and plantations in Chile, which are located in areas farther away from the Arauco’s production facilities.

The total surface represents approximately 1% of the total plantations, and the transaction was for US$ 91 million.

Arauco will invest US$ 30 million in expansion of a particleboard mill in the United States

The project was approved to expand particleboard and melamine capacity in one of Flakeboard’s mill in South Carolina.

The investment will be US$ 30 million and will increase production by 100,000 cubic meters annually through increased dryer capacity. The estimated start-up of this expansion is during the 4Q of 2015.

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FINANCIAL STATEMENTS

INCOME STATEMENT

US$ Million	Q4 2014	Q3 2014	Q4 2013	FY 2014	FY 2013

Revenue	1,380.8	1,348.6	1,260.3	5,328.7	5,145.5
Cost of sales	(987.4)	(940.5)	(873.4)	(3,654.1)	(3,557.2)
Gross Profit	393.4	408.2	387.0	1,674.5	1,588.3
Other operating income	137.1	77.7	92.5	368.9	385.1
Distribution costs	(144.9)	(141.8)	(132.9)	(542.9)	(523.6)
Administrative expenses	(135.5)	(136.5)	(142.0)	(550.8)	(544.7)
Other operating expenses	(35.3)	(20.4)	(63.8)	(138.8)	(136.8)
Financial income	14.7	8.6	4.2	30.8	19.1
Financial costs	(69.0)	(67.4)	(56.1)	(246.5)	(232.8)
Participation in (loss) profit in associates and joint ventures accounted through equity method	0.9	6.7	2.1	7.5	6.3
Exchange rate differences	(7.0)	(13.1)	(3.0)	(10.0)	(11.8)
Income before income tax	154.3	121.9	88.0	592.8	548.9
Income tax	(40.5)	(31.4)	(45.3)	(155.9)	(130.4)
Net Income	113.8	90.4	42.7	436.9	418.6
Profit attributable to parent company	112.5	89.3	41.0	432.0	385.7
Profit attributable to non-parent company	1.3	1.1	1.7	4.9	32.9

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BALANCE SHEET

US$ Million	Q4 2014	Q3 2014	Q4 2013

Cash and cash equivalents	971.2	972.2	667.2
Other financial current assets	7.6	2.2	3.1
Other current non-financial assets	177.7	187.0	189.0
Trade and other receivables-net	731.9	746.3	711.7
Related party receivables	4.7	148.8	8.2
Inventories	893.6	930.8	900.6
Biological assets, current	307.6	300.8	257.0
Tax assets	38.5	45.0	61.2
Non-Current Assets classified as held for sale	8.0	9.8	10.4
Total Current Assets	3,140.7	3,342.8	2,808.3
Other non-current financial assets	5.0	13.6	48.8
Other non-current and non-financial assets	101.1	135.4	125.1
Non-current receivables	182.5	34.0	40.7
Investments accounted through equity method	326.0	340.6	349.4
Intangible assets	93.3	96.5	99.7
Goodwill	82.6	86.0	88.1
Property, plant and equipment	7,119.6	7,180.0	7,137.5
Biological assets, non-current	3,538.8	3,576.2	3,635.2
Deferred tax assets	157.8	157.6	160.6
Total Non-Current Assets	11,606.7	11,619.9	11,685.1

TOTAL ASSETS	14,747.5	14,962.7	14,493.4

Other financial liabilities, current	742.3	797.4	893.6
Trade and other payables	630.4	666.3	631.0
Related party payables	6.0	13.9	14.4
Other provisions, current	2.5	7.2	9.7
Tax liabilities	25.9	33.5	4.5
Current provision for employee benefits	3.6	3.5	3.8
Other non-financial liabilities, current	136.3	171.2	125.0
Total Current Liabilities	1,547.1	1,693.1	1,682.0
Other non-current financial liabilities	4,453.8	4,454.1	4,157.0
Trade and Other payables non-current	0.0	0.0	0.4
Other provisions, non-current	64.5	62.0	24.2
Deferred tax liabilities	1,756.7	1,767.8	1,462.3
Non-current provision for employee benefits	48.6	39.0	42.2
Other non-financial liabilities, non-current	62.0	73.0	80.9
Total Non-Current Liabilities	6,385.6	6,396.0	5,766.8
Non-parent participation	47.6	50.9	52.2
Net equity attributable to parent company	6,767.1	6,822.8	6,992.3

TOTAL LIABILITIES AND EQUITY	14,747.5	14,962.7	14,493.4

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Interim Review Fourth Quarter 2014 Results

March 6th, 2015

CASH FLOW STATEMENT

US$ Million	Q4 2014	Q3 2014	Q4 2013	FY 2014	FY 2013

Collection of accounts receivables	1,523.3	1,580.6	1,422.0	5,629.2	5,609.1
Collection from insurance claims	5.1	0.0	0.0	5.1	29.8
Other cash receipts (payments)	94.1	82.1	(7.7)	359.5	408.3
Payments of suppliers and personnel (less)	(1,357.7)	(1,253.4)	(1,186.5)	(4,811.7)	(4,888.3)
Interest paid and received	(11.3)	(59.8)	(38.0)	(158.3)	(205.1)
Income tax paid	(16.6)	(15.8)	(9.1)	(37.3)	(55.3)
Other (outflows) inflows of cash, net	(2.6)	2.5	(0.9)	(1.4)	(0.8)
Net Cash Provided by (Used in) Operating Activities	234.3	336.3	179.9	985.2	897.7
Capital Expenditures	(134.0)	(107.6)	(209.5)	(612.0)	(864.5)
Other investment cash flows	73.5	(135.8)	37.5	(43.1)	176.9
Net Cash Provided by (Used in) Investing Activities	(60.4)	(243.4)	(172.0)	(655.2)	(687.6)
Proceeds from borrowings	56.8	515.2	325.5	1,035.6	1,351.7
Repayments of borrowings	(159.2)	(262.9)	(165.7)	(900.6)	(1,216.9)
Dividends paid	(62.9)	(0.4)	(64.0)	(141.1)	(140.1)
Other inflows of cash, net	(0.1)	(1.6)	0.0	(1.8)	(2.5)
Net Cash Provided by (Used in) Financing Activities	(165.4)	250.2	95.9	(7.9)	(7.8)

Total Cash Inflow (Outflow) of the Period	8.4	343.1	103.7	322.1	202.3

Effect of exchange rate changes on cash and cash equivalents	(9.5)	(11.6)	(7.9)	(18.2)	(23.6)
Cash and Cash equivalents at beginning of the period	972.2	640.7	571.4	667.2	488.5

Cash and Cash Equivalents at end of the Period	971.2	972.2	667.2	971.2	667.2

For more details on Arauco’s financial statements please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control and could materially impact Arauco’s performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco assumes no obligation to update such statements. References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information please contact:

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 2461 7221

María José Calleja

maria.calleja@arauco.cl

Phone: (56-2) 2461 7250

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